Brookfield

2023

Q2 INTERIM REPORT

Brookfield Corporation

INTERIM REPORT Q2 2023

(UNAUDITED) FOR THE PERIODS ENDED JUN. 30	Three Months Ended		Six Months Ended
	2023	2022	2023	2022
TOTAL (MILLIONS, EXCEPT PER SHARE AMOUNTS)
Revenues	$23,668	$23,256	$46,965	$45,138
Net income	1,512	1,475	1,936	4,435
Distributable earnings before realizations[1]	1,013	1,009	1,958	1,956
Distributable earnings[1]	1,187	1,186	2,344	2,368
PER SHARE
Net income	$0.03	$0.34	$0.08	$1.16
Distributable earnings before realizations[1]	0.64	0.62	1.23	1.21
Distributable earnings[1]	0.75	0.73	1.47	1.46
Dividends[2]	0.07	0.14	0.14	0.28
(UNAUDITED) AS AT JUN. 30, 2023 AND DEC. 31, 2022
			2023	2022
TOTAL (MILLIONS, EXCEPT PER SHARE AMOUNTS)
Consolidated results
Balance sheet assets			$463,134	$441,284
Equity			155,583	141,891
Common equity			40,498	39,608
Diluted number of common shares outstanding			1,620	1,629
Market trading price – NYSE			$33.65	$31.46
1.See definition in the MD&A Glossary of Terms beginning on page 58 for definitions of non-IFRS performance measures.
2.See Corporate Dividends on page 28.

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2    Q2 2023 BROOKFIELD CORPORATION

BROOKFIELD AT A GLANCE
Our objective is to compound our capital to deliver 15%+ annual returns to shareholders over the long term. With a 100+ year heritage as an owner and operator of real assets, we have a proven track record of deploying capital to build market leading businesses that generate stable, growing cash flows and attractive long-term total returns. Today, our capital is invested across our Asset Management, Insurance Solutions, and our Operating Businesses, which generate $5 billion of free cash flow annually and continue to grow.
Our capital is invested across businesses that help form the backbone of the global economy. The cash flows generated from our businesses are generally underpinned by stable, inflation-linked, largely contracted and growing revenue streams, and high cash margins. We leverage our global presence, the synergies of our businesses and large-scale, flexible capital to achieve strong returns across market cycles. On their own, each of our market leading businesses have a strong growth profile but together they generate synergies which significantly enhance their growth.
As a proven value investor, we remain focused on allocating the distributions we receive from our businesses to enhance value for our shareholders. We will continue to deploy the substantial free cash flows we receive towards supporting the growth of our three businesses, new strategic opportunities, and share buybacks. By leveraging the global reach and expertise of our asset management business, our goal is to identify new investment opportunities that provide strategic value for Brookfield and the potential for attractive returns over the long term.
Our conservatively capitalized balance sheet provides downside protection and our scale, stability, and diversification create a differentiated business model, positioning us well as a partner of choice for the global buildout of infrastructure, the transition to a sustainable energy future, and take-private opportunities. We expect the flexibility of our capital and reputation as a good partner to create a significant proprietary pipeline of opportunities.
Sound environmental, social and governance (“ESG”) principles are integral to building resilient businesses and creating long term value for our investors and other stakeholders. As a result, we embed these principles into all our activities—including our investment process—and conduct our business in a sustainable and ethical manner. An emphasis on diversity and inclusion reinforces our culture of collaboration. It strengthens our ability to develop our people and maintain an engaged workforce focused on serving as a trusted partner and first-choice provider of investment solutions.

HOW WE INVEST
•The Brookfield Advantage We invest where we can bring our competitive advantages to bear, leveraging our global presence and reputation, the synergies of our businesses, and access to large-scale, flexible capital.
•Long-Life, High-Quality Assets and Businesses We invest in a global and diverse portfolio of high-quality assets and businesses that generate stable, inflation-linked, largely contracted and growing revenue streams, and high cash margins.
•Proven Capital Allocator We are a value investor with a strong track record of allocating our capital to generate meaningful compound returns that enhance value for our shareholders.
•Disciplined Financing Approach We take a conservative approach to the use of leverage, ensuring that we can preserve capital across all business cycles.
•Sustainability We are committed to ensuring that the assets and businesses in which we invest are set up for long-term success, and we seek to have a positive impact on the environment and the communities in which we operate.

“Brookfield,” the “company,” “we,” “us” or “our” refers to Brookfield Corporation and its consolidated subsidiaries. The “Corporation” is comprised of ownership interests in our Asset Management, Insurance Solutions and Operating Businesses. Our Asset Management business includes Brookfield Asset Management ULC (“BAM”) and our direct investments into and alongside private funds managed by BAM. Our Insurance Solutions business is via our equity accounted investment in Brookfield Reinsurance Ltd., a separate issuer. Our “Operating Businesses” include Brookfield Renewable Partners L.P., Brookfield Infrastructure Partners L.P. and Brookfield Business Partners L.P., which are separate issuers included within our Renewable Power and Transition, Infrastructure and Private Equity segments, respectively, and issuers in the Brookfield Property Group, which are included in our Real Estate segment. Additional discussion of their businesses and results can be found in their public filings. We use “private funds” to refer to the real estate funds, transition funds, infrastructure funds and private equity funds of our Asset Management business. Our other businesses include our corporate activities. Please refer to the Glossary of Terms beginning on page 58 which defines our key performance measures that we use to measure our business.
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LETTER TO SHAREHOLDERS
THE QUARTER WAS STRONG
Our business performed well, and cash flows were strong. We announced more than $50 billion of acquisitions, sold approximately $15 billion of assets, and grew to $850 billion of assets under management during the first half of the year. These are large sums in any six-month period, but given markets in the first half, the ability to achieve this continues to differentiate our franchise.
Our insurance solutions business announced the acquisition of American Equity Life (“AEL”) during the quarter, our operating businesses were resilient, and we are on track to achieve record inflows of close to $150 billion in 2023. Included in the capital raised year to date is capital for our latest infrastructure fund, which at $27 billion to date, is the largest infrastructure draw-down fund ever raised.
Our scale, global operations, long-term capital, and deep investment and operating expertise position us exceptionally well in the long run. We remain focused on delivering on our goal of building one of the largest pools of discretionary private capital in the world, enabling our clients and shareholders to earn strong returns while taking moderate risk.
RATE INCREASES ARE CREATING VOLATILITY BUT WORKING
The global economy was resilient in the first half of 2023, supported by strong labor markets and healthy corporate and household balance sheets. The markets experienced volatility caused by the recent U.S. debt ceiling negotiations and challenges faced by a few regional banks. Neither was helpful to the overall tone of the market, but that volatility seems to have settled.
On the other hand, the increase in short-term interest rates is having the desired impact of reducing inflation and slowing the economy, especially in the United States. Looking ahead, central banks seem likely to keep short-term rates in their current range, so we appear to now be reaching the end of the rate hiking cycle. As this becomes widely accepted, it will create an even more constructive backdrop for global capital markets.
Liquidity in the bank and capital markets, both in the U.S. and internationally, is improving and increasingly supportive of transaction activity. Equity markets have been on a strong run and credit spreads for high-quality borrowers have compressed back to early-2022 levels. However, credit conditions remain relatively tight, with lenders favoring those with strong balance sheets, high-quality assets, and longstanding relationships. In this scenario, premier players like Brookfield continue to benefit.
OUR OPERATING RESULTS WERE EXCELLENT
Operating performance across our businesses was strong in the quarter, with each benefiting from strong underlying fundamentals.
Distributable earnings before realizations were $1 billion in the quarter and $4.3 billion for the last 12 months. This represents an increase of 21% over the prior year, after adjusting for the special distribution of 25% of our asset management business (or “Manager”) that we completed in December last year.
During the quarter, we invested our distributable earnings into our asset management and insurance solutions businesses and returned $146 million to shareholders through regular dividends and share repurchases. We expect to continue to allocate capital towards share buybacks, given the gap between our intrinsic value and trading price.
Asset Management – Momentum in our asset management business continues to be very strong. We generated $604 million of distributable earnings in the quarter and $2.7 billion over the last 12 months. Recent fundraising efforts increased fee-bearing capital to $440 billion at the end of the second quarter, which has driven a 16% increase in fee-related earnings, when excluding performance fees, compared to the prior year. Our asset management business continues to be one of the most active investment managers in the world, benefiting from our competitive
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advantages to facilitate meaningful deals and monetize assets for our clients. We expect fundraising to accelerate into the second half of the year, as we remain strongly positioned in areas seeing increasing demand from our clients—including infrastructure, renewable power and transition, opportunistic real estate, and private credit. We expect to reach over $100 billion of fundraising which, when combined with insurance inflows, puts us on track to raise a record of close to $150 billion of capital in 2023.
Insurance Solutions – Our insurance solutions business delivered another strong quarter, with distributable operating earnings of $160 million in the quarter and $634 million over the last 12 months, both significantly higher compared to the prior periods. We continue to focus on expanding the spread earnings of our existing business by redeploying our short-duration investment portfolio into higher yielding assets. During the quarter, our average investment portfolio yield increased to 5.4% on approximately $45 billion of assets, about 220 bps higher than the average cost of capital. We continue to see a path to annualized earnings from this business of $800 million by the end of 2023 and, given tight credit markets, this puts us in an enviable position. We expect a ramp up in earnings towards the end of the year from the expected closing of Argo Group, a provider of property & casualty insurance products, and then a further step change in earnings from the recently announced acquisition of AEL, either before year end or shortly thereafter.
Operating Businesses – Our operating businesses continue to deliver stable and recurring cash flows, generating cash distributions of $397 million in the quarter and $1.5 billion over the last 12 months. The cash distributions from our renewable power and transition, infrastructure and private equity businesses are supported by underlying earnings growth as the strong fundamentals for each business continue to drive higher revenues. Our real estate business continues to benefit from strong tenant demand for space in high-quality, well-located buildings and shopping malls, with our core portfolio 96% leased. Recent leasing momentum has driven higher revenues in this core portfolio, resulting in growth in net operating income of 8% compared to the prior year. Higher short-term interest rates continue to impact cash flows in the near term, but we do not consider this to be materially impactful to the long-term intrinsic value of our portfolio.
MONETIZATIONS HAVE BEEN DRIVEN BY NON-US ACTIVITY
Despite an environment with relatively low transaction activity, the benefits of the global diversity of our portfolio were apparent in the quarter, with a number of monetizations that were driven largely by non-U.S. activity. We sold approximately $15 billion of assets at strong values, taking the total monetizations completed over the last 12 months to around $30 billion.
A few sales of note that we signed or closed include:
•A portfolio of office campuses in India for $1.4 billion, returning a nearly 4x multiple of capital. This is a portfolio we acquired and built over the past nine years and significantly enhanced revenues over our investment period by increasing occupancy and securing higher in-place rents through a very active leasing program. The recent sale is strong evidence that high-quality, well-located office assets continue to be attractive investments and trade at premium valuations.
•Our 50% ownership in our mobile network operator in New Zealand at an implied enterprise value of NZ$5.9 billion. The sale in New Zealand completes the exit from a business we acquired with a partner four years ago, generating an IRR of 31% and a multiple of capital of 2.6x.
•A portfolio of wind and solar assets in Uruguay for $312 million, implying an over 20% IRR and over 2x multiple of capital over the 6-year hold period.
•12.5% of our U.S. gas pipeline for an implied enterprise value of $5.3 billion, generating an IRR of over 18% and a multiple of capital of nearly 3x.
•A toll road portfolio in India for $1.1 billion; a freehold landport in Australia for A$1.2 billion; and $374 million of U.S. gas storage assets.
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These sales provide strong support for the carrying values of our assets and the carried interest we project to realize over the next 5 to 10 years, as we continue to monetize existing investments. At the end of the quarter, total accumulated unrealized carried interest was almost $10 billion, representing a 10% increase over the last 12 months. Year to date, we have recognized $376 million of net realized carried interest into income and remain on track to realize over $500 million of net realized carried interest into income during 2023.
Should we achieve the target return of each of our current private funds, the potential realized carried interest over the next 10 years is more than $20 billion to Brookfield Corporation, none of which is currently recorded in our accounts. This will also provide us with meaningful liquidity, above and beyond our recurring free cash flows we generate to further enhance the value of our business.
ACCESS TO MULTIPLE SOURCES OF CAPITAL DIFFERENTIATES US NOW MORE THAN EVER
Over the last 30 years, we have by design established access to deep and diversified pools of public and private capital across our organization. Our strong access to capital across the business today is as a result of our approach of maintaining discipline within our capital structures, utilizing in-house capital market teams with deep expertise, and working with our global network of lending relationships built over decades and through many market cycles.
During periods when capital is abundant, the power of these multiple sources of capital may not be as apparent and they may seem time-consuming to understand. However, during periods when capital is scarce, our access to these deep pools of capital differentiates us and enables us to continue to transact where most others are unable to. Today, our access to capital is distinctive and multi-faceted, with strong access to public and private capital across the organization.
Corporate Liquidity
Our goal has always been to maintain significant liquidity at the corporate level in the form of cash, financial assets and undrawn corporate credit facilities, which today stands at $5 billion, with additional liquid securities of another ±$60 billion on our balance sheet to enhance our flexibility, and another approximately $45 billion of insurance float, soon to be over $100 billion. We also have the ability to raise additional capital through public debt in the capital markets; however, we generally finance our capital requirements at the Corporation through the distributable earnings we receive or by selling liquid balance sheet assets.
We borrow only a modest amount of long duration corporate debt at the Corporation, which today is $13 billion. This compares to the intrinsic value of our equity of ±$140 billion, enabling us to have an “A” rating. In June, we issued $550 million of 10-year bonds well in advance of a maturity next year, leaving us with only modest maturities left at the BN level through to the end of 2024.
You may recall that one of our key objectives in separately listing our asset management business last year was to further increase our access to capital by creating optionality for us to use BAM shares (either that we own or that BAM could issue), as potential currency for transactions. We recently announced that we plan to use $1 billion of the BAM shares we own today to support our insurance solutions business on their AEL transaction, which demonstrates the powerful currency this and our other listed securities provide us.
Operating Businesses
Each of our Operating Businesses are self-funding, with deep access to public and private pools of capital, and in almost all circumstances do not rely on financial support from our balance sheet. Below are just a few examples of more recent capital raises by our Operating Businesses which exemplify the agility of our franchise:
•Brookfield Renewable Partners (“BEP”), alongside institutional partners, recently agreed to acquire one of the largest renewable platforms in the U.S., Duke Energy Renewables, for approximately $2.7 billion in aggregate—or equity of $1.1 billion. This was acquired in our private infrastructure fund, with BEP taking its proportionate share of the deal. In conjunction with announcing this transaction, BEP raised $650 million from the public equity markets, with our insurance company buying $150 million of shares, and the balance issued to listed market investors.
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•Brookfield Infrastructure Partners (“BIP”) recently announced a transaction to take private the world’s largest intermodal shipping container owner, Triton International, for $13 billion. As part of the $4.7 billion of equity consideration, BIP committed to issue approximately $900 million of shares. This augmented funding from both our flagship infrastructure fund and strategic co-investors—and enabled us to close the deal.
•Our real estate business recently signed a A$1.5 billion refinancing for a senior living facility in Australia and closed on a nearly $500 million refinancing of a retail portfolio in Dubai. This is a reminder that despite tighter credit conditions in the U.S., global capital markets remain very much open for the high-quality globally diversified portfolio of real estate that we own.
Asset Management Business
Our asset management business continues to raise a significant amount of third-party capital, raising $37 billion year to date, and has more than $80 billion of uncalled private fund commitments today. This large amount of long-duration, third-party capital provides a significant scale advantage which enables us to execute on transactions few others can do.
In addition, our Manager has deep relationships with clients that have been fostered over many years. One of the keys to our success has been the scale of our overall business, and as a result, we are able to complete transactions larger than any comparable fund could do. This allows us to offer clients significant flexibility, sizable co‑investment and strategic investment opportunities. This has proven to be very valuable to our clients and broadened the nature of our relationships.
An example of this is the recently announced approximately $3 billion acquisition of Network International, a leading provider of digital payment solutions across the Middle East. Our private equity group was able to secure the transaction because of our relationships with a number of very strategic partners in the Middle East who co‑underwrote the deal.
Overall Liquidity
Bringing it all together, each part of our business has a high level of liquidity and strong access to capital. On their own, this provides each with a strong foundation for growth, but when the different parts work together, the scale of what we can achieve is significantly larger. As a result, we have one of the world’s largest pools of discretionary capital with a balance sheet of mostly liquid assets that from time to time we recycle to support strategic transactions.
THE AEL TRANSACTION SHOWCASES THE POWER OF OUR FRANCHISE
Two years ago, we set out to build a leading global insurance business. We believed we had the necessary skills to earn very attractive spread earnings on assets in the insurance portfolios, and the perpetual capital base to build and grow this business in order to allow us to earn an attractive return on our capital while creating further financial flexibility for our overall group.
Since then, we have made good progress on building our next global champion. This is now a business that is already a scale provider of diversified insurance lines in the U.S., with a float of approximately $45 billion and annualized earnings that will be $800 million by the end of this year. At our Investor Day last year, we presented a five-year plan for our insurance solutions business with the goal of growing it to $225 billion of assets with distributable earnings of $3 billion by 2027. We believe that we can achieve our plan through organic growth (i.e., originating more predictable long-dated liabilities through writing policies), enhancing the return of the float that we manage currently, and strategic M&A to expand our capabilities and grow internationally.
In July, our insurance solutions business committed to acquire AEL, one of the largest independent scale annuity platforms in the U.S. with a float of approximately $50 billion today and earnings of around $400 million a year. The business agreed to acquire all the remaining outstanding shares of AEL which values the company at $4.3 billion, and the transaction will be funded by cash and $1 billion of BAM shares from our Corporation balance sheet.
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Importantly, since the Corporation will provide the BAM shares to close this transaction, there will be no dilution to BN, BAM, or Brookfield Reinsurance shareholders.
With the acquisition of AEL, our insurance solutions business will grow to over $100 billion of assets. In addition, our policy origination capabilities will expand as we expect that AEL, in conjunction with our capabilities through American National, will establish our business as one of the top three annuity writers in the U.S. with the capability to write over $10 billion of policies in the aggregate annually. The AEL transaction will also be additive for our Manager, as we expect that it will manage a large portion of the $50 billion float of AEL.
More important than the specifics of the AEL deal itself is that this transaction demonstrates the power of our franchise today. Few investors can execute a deal such as this. The combination of the flexible capital at Brookfield Reinsurance, the scale and perpetual capital base of the Corporation, and the deep investment capabilities of our Manager truly differentiate our franchise.
VALUE VS. PRICE
We will end this letter with a final comment on Value investing as it relates to real estate. To ensure we all have comparable terms, Value is what a business or asset is worth based on the future cash flows it will generate. Price is what a business is perceived to be worth, or trades at from time to time, based on prevailing sentiment and other matters. Rarely are Value and Price the same.
Quality real estate is an exceptional long-term asset class which has proven to be that over centuries. It is positively correlated to inflation and therefore protects wealth on a real return basis. With the rapid increase in interest rates over the past year, many are currently questioning these attributes. There is no doubt that there will be pain for those real estate investors whose financings prepared them poorly for these increases.
In addition, real estate always evolves, and owners must ensure that their real estate is relevant for the end customer. This has always been the case, but with constantly evolving work, life, and consumer habits, it is more true today than ever before. Some real estate does not meet this test and therefore must be repurposed.
We believe that great real estate will endure and adjust, and that these interest rate increases will merely be a blip on the Value of great real estate in the long term. We were reminded of this last month when reading our partner Howard Marks’ memo entitled “Taking the Temperature.” On page 9, it includes the following paragraph which is worth considering in relationship to real estate today:
“Watch for moments when most people are so optimistic that they think things can only get better, an expression that usually serves to justify the dangerous view that ‘there’s no price too high.’ Likewise, recognize when people are so depressed that they conclude things can only get worse, as this often means they think a sale at any price is a good sale. When the herd’s thinking is either pollyannaish or apocalyptic, the odds increase that the current level and direction are unsustainable. Remember that in extreme times, because of the above, the secret to making money lies in contrarianism, not conformity.” (Emphasis added)
Real estate is a great long-term asset class because it generates real increases in cash flow over time and thus benefits from inflation, rather than suffering because of it. It is important today to remember that interest rates increase once, but rental rates can keep increasing forever, and are positively correlated to the factors that cause interest rates to go up. Crucial, though, to capturing the benefits of the compounding cash flows and inflation protected returns across cycles, is the resiliency of the chosen capital structure and the permanency of the owner’s equity capital.
Perpetual and very long-dated equity capital coupled with a conservative capital structure affords the owner patience to realize the Value of an asset with less focus placed on short-term movements in Price. This has always been true and is still true today. It is important for you to remember that our office and retail portfolios are all funded with permanent equity and as evidenced by recent activity, we retain strong access to debt financing to support our investments.
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Real estate investors like us, that push through this current environment, will find themselves in a very powerful position once the markets recover. In the interim, as with every cycle, we think there will be some excellent opportunities to acquire some properties on a deep Value basis from owners who are not funded with permanent equity capital, or who have capital structures which cannot withstand this environment.
CLOSING
We remain committed to investing capital for you in high-quality assets that earn solid cash returns on equity, while emphasizing downside protection for the capital employed. The primary objective of the company continues to be generating increased cash flows on a per share basis and as a result, higher intrinsic value per share over the longer term.
We look forward to seeing you on September 12th in Manhattan at our Investor Day. If you cannot attend in person, our presentation will be webcast live on our website, and also available for replay.
Thank you for your interest in Brookfield, and please do not hesitate to contact any of us should you have suggestions, questions, comments, or ideas you wish to share.
Bruce Flatt
Chief Executive Officer
August 10, 2023

Note: In addition to the disclosures set forth in the cautionary statements included elsewhere in this Report, there are other important disclosures that must be read in conjunction with, and that have been incorporated in, this letter as posted on our website at https://bn.brookfield.com/reports-filings.
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MANAGEMENT’S
DISCUSSION AND ANALYSIS

ORGANIZATION OF MANAGEMENT’S DISCUSSION AND ANALYSIS (“MD&A”)

PART 1 – OUR BUSINESS AND STRATEGY		Renewable Power and Transition	40
Overview	12	Infrastructure	42
PART 2 – REVIEW OF CONSOLIDATED		Private Equity	44
FINANCIAL RESULTS		Real Estate	46
Overview	15	Corporate Activities	47
Income Statement Analysis	16	PART 4 – CAPITALIZATION AND LIQUIDITY
Balance Sheet Analysis	23	Capitalization	48
Foreign Currency Translation	26	Liquidity	52
Corporate Dividends	28	Review of Consolidated Statement of Cash Flows	55
Summary of Quarterly Results	29	PART 5 – ACCOUNTING POLICIES AND INTERNAL
PART 3 – OPERATING SEGMENT RESULTS		CONTROLS
Basis of Presentation	31	Accounting Policies, Estimates and Judgments	56
Summary of Results by Operating Segment	32	Management Representations and Internal
Asset Management	34	Controls	57
Insurance Solutions	39	GLOSSARY OF TERMS	58
“Brookfield,” the “company,” “we,” “us” or “our” refers to Brookfield Corporation and its consolidated subsidiaries. The “Corporation” is comprised of ownership interests in our Asset Management, Insurance Solutions and Operating Businesses. Our Asset Management business includes Brookfield Asset Management ULC (“BAM”) and our direct investments into and alongside private funds managed by BAM. Our Insurance Solutions business is via our equity accounted investment in Brookfield Reinsurance Ltd., a separate issuer. Our “Operating Businesses” include Brookfield Renewable Partners L.P., Brookfield Infrastructure Partners L.P. and Brookfield Business Partners L.P., which are separate issuers included within our Renewable Power and Transition, Infrastructure and Private Equity segments, respectively, and issuers in the Brookfield Property Group, which are included in our Real Estate segment. Additional discussion of their businesses and results can be found in their public filings. We use “private funds” to refer to the real estate funds, transition funds, infrastructure funds and private equity funds of our Asset Management business. Our other businesses include our corporate activities.
Please refer to the Glossary of Terms beginning on page 58 which defines our key performance measures that we use to measure our business.
Additional information about the company, including our Annual Information Form, is available on our website at www.brookfield.com, on the Canadian Securities Administrators’ website at www.sedarplus.ca and on the EDGAR section of the U.S. Securities and Exchange Commission’s (“SEC”) website at www.sec.gov.
We are incorporated in Ontario, Canada, and qualify as an eligible Canadian issuer under the Multijurisdictional Disclosure System and as a “foreign private issuer” as such term is defined in Rule 405 under the U.S. Securities Act of 1933, as amended, and Rule 3b-4 under the U.S. Securities Exchange Act of 1934, as amended. As a result, we comply with U.S. continuous reporting requirements by filing our Canadian disclosure documents with the SEC; our annual report is filed under Form 40-F and we furnish our quarterly interim reports under Form 6-K.

Information contained in or otherwise accessible through the websites mentioned throughout this report does not form part of this report. All references in this report to websites are inactive textual references and are not incorporated by reference. Any other reports of the company referred to herein are not incorporated by reference unless explicitly stated otherwise.
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CAUTIONARY STATEMENT REGARDING FORWARD-LOOKING STATEMENTS AND INFORMATION
This Report contains “forward-looking information” within the meaning of Canadian provincial securities laws and “forward-looking statements” within the meaning of Section 27A of the U.S. Securities Act of 1933, as amended, Section 21E of the U.S. Securities Exchange Act of 1934, as amended, “safe harbor” provisions of the United States Private Securities Litigation Reform Act of 1995 and in any applicable Canadian securities regulations. We may provide such information and make such statements in the Report, in other filings with Canadian regulators or the U.S. Securities and Exchange Commission or in other communications. Forward-looking statements include statements that are predictive in nature, depend upon or refer to future events or conditions, include statements which reflects management’s expectations regarding the operations, business, financial condition, expected financial results, performance, prospects, opportunities, priorities, targets, goals, ongoing objectives, strategies and outlook of the Corporation and its subsidiaries, as well as the outlook for North American and international economies for the current fiscal year and subsequent periods, and include words such as “expects,” “anticipates,” “plans,” “believes,” “estimates,” “seeks,” “intends,” “targets,” “projects,” “forecasts” or negative versions thereof and other similar expressions, or future or conditional verbs such as “may,” “will,” “should,” “would” and “could.” In particular, forward-looking statements contained in the letter to shareholders included in this Report include statements regarding the AEL acquisition, including its expected impact on our Insurance Solutions and Asset Management businesses, and our fundraising targets.
Although we believe that our anticipated future results, performance or achievements expressed or implied by the forward-looking statements and information are based upon reasonable assumptions and expectations, the reader should not place undue reliance on forward-looking statements and information contained in this Report. The statements and information involve known and unknown risks, uncertainties and other factors, many of which are beyond our control, which may cause the actual results, performance or achievements of the company to differ materially from anticipated future results, performance or achievement expressed or implied by such forward-looking statements and information.
Factors that could cause actual results to differ materially from those contemplated or implied by forward-looking statements include, but are not limited to: (i) investment returns that are lower than target; (ii) the impact or unanticipated impact of general economic, political and market factors in the countries in which we do business; (iii) the behavior of financial markets, including fluctuations in interest and foreign exchange rates; (iv) global equity and capital markets and the availability of equity and debt financing and refinancing within these markets; (v) strategic actions including dispositions; the ability to complete and effectively integrate acquisitions into existing operations and the ability to attain expected benefits; (vi) changes in accounting policies and methods used to report financial condition (including uncertainties associated with critical accounting assumptions and estimates); (vii) the ability to appropriately manage human capital; (viii) the effect of applying future accounting changes; (ix) business competition; (x) operational and reputational risks; (xi) technological change; (xii) changes in government regulation and legislation within the countries in which we operate; (xiii) governmental investigations; (xiv) litigation; (xv) changes in tax laws; (xvi) ability to collect amounts owed; (xvii) catastrophic events, such as earthquakes, hurricanes, or pandemics/epidemics; (xviii) the possible impact of international conflicts and other developments including terrorist acts and cyberterrorism; (xix) the introduction, withdrawal, success and timing of business initiatives and strategies; (xx) the failure of effective disclosure controls and procedures and internal controls over financial reporting and other risks; (xxi) health, safety and environmental risks; (xxii) the maintenance of adequate insurance coverage; (xxiii) the existence of information barriers between certain businesses within our asset management operations; (xxiv) risks specific to our business segments including asset management, renewable power and transition, infrastructure, private equity, real estate and other alternatives, including credit; and (xxv) factors detailed from time to time in our documents filed with the securities regulators in Canada and the United States, including in “Part 6 – Business Environment and Risks” of our Annual Report available on SEDAR+ at www.sedarplus.ca and EDGAR at www.sec.gov.
We caution that the foregoing list of important factors that may affect future results is not exhaustive. Readers are urged to consider the foregoing risks, as well as other uncertainties, factors and assumptions carefully in evaluating the forward-looking information and are cautioned not to place undue reliance on such forward-looking information. Except as required by law, the Corporation undertakes no obligation to publicly update or revise any forward-looking statements or information, whether written or oral, that may be as a result of new information, future events or otherwise.
Past performance is not indicative nor a guarantee of future results. There can be no assurance that comparable results will be achieved in the future, that future investments will be similar to the historic investments discussed herein (because of economic conditions, the availability of investment opportunities or otherwise), that targeted returns, diversification or asset allocations will be met or that an investment strategy or investment objectives will be achieved.
STATEMENT REGARDING USE OF NON-IFRS MEASURES
We disclose a number of financial measures in this Report that are calculated and presented using methodologies other than in accordance with International Financial Reporting Standards (“IFRS”), as issued by the International Accounting Standards Board (“IASB”). We utilize these measures in managing the business, including for performance measurement, capital allocation and valuation purposes and believe that providing these performance measures on a supplemental basis to our IFRS results is helpful to investors in assessing the overall performance of our businesses. These financial measures should not be considered as the sole measure of our performance and should not be considered in isolation from, or as a substitute for, similar financial measures calculated in accordance with IFRS. We caution readers that these non-IFRS financial measures or other financial metrics may differ from the calculations disclosed by other businesses and, as a result, may not be comparable to similar measures presented by other issuers and entities. Reconciliations of these non-IFRS financial measures to the most directly comparable financial measures calculated and presented in accordance with IFRS, where applicable, are included within this Report. Please refer to our Glossary of Terms beginning on page 58 for all non-IFRS measures.
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PART 1
OUR BUSINESS AND STRATEGY
OVERVIEW
Our objective is to compound our capital to deliver 15%+ annual returns to shareholders over the long term. With a 100+ year heritage as an owner and operator of real assets, we have a proven track record of deploying capital to build market leading businesses that generate stable, growing cash flows and attractive long-term total returns. Today, our capital is invested across our Asset Management, Insurance Solutions, and our Operating Businesses, which generate $5 billion of free cash flow annually and continue to grow.
Our capital is invested across businesses that help form the backbone of the global economy. The cash flows generated from our businesses are generally underpinned by stable, inflation-linked, largely contracted and growing revenue streams, and high cash margins. We leverage our global presence, the synergies of our businesses and large-scale, flexible capital to achieve strong returns across market cycles. On their own, each of our market leading businesses have a strong growth profile but together they generate synergies which significantly enhance their growth.
As a proven value investor, we remain focused on allocating the distributions we receive from our businesses to enhance value for our shareholders. We will continue to deploy the substantial free cash flows we receive towards supporting the growth of our three businesses, new strategic opportunities, and share buybacks. By leveraging the global reach and expertise of our asset management business, our goal is to identify new investment opportunities that provide strategic value for Brookfield and the potential for attractive returns over the long term.
Our conservatively capitalized balance sheet provides downside protection and our scale, stability, and diversification create a differentiated business model, positioning us well as a partner of choice for the global buildout of infrastructure, the transition to a sustainable energy future, and take-private opportunities. We expect the flexibility of our capital and reputation as a good partner to create a significant proprietary pipeline of opportunities.
Sound environmental, social and governance (“ESG”) principles are integral to building resilient businesses and creating long term value for our investors and other stakeholders. As a result, we embed these principles into all our activities—including our investment process—and conduct our business in a sustainable and ethical manner. An emphasis on diversity and inclusion reinforces our culture of collaboration. It strengthens our ability to develop our people and maintain an engaged workforce focused on serving as a trusted partner and first-choice provider of investment solutions.
✓    Investment Focus
    We invest in a global and diverse portfolio of high-quality assets and businesses that are predominantly long-term or perpetual in nature and have the following attributes:
•stable, largely contracted or inflation-linked, and growing revenues
•ability to drive outsized financial returns through operational excellence
•highly cash-generative
•high barriers to entry with a market leading position
•offer continuous deployment opportunities
✓    Focused Investment Strategies
    We invest where we can bring our competitive advantages to bear, leveraging our global presence and reputation, the synergies of our businesses, and access to large-scale, flexible capital.
12    Q2 2023 BROOKFIELD CORPORATION

✓    Proven Capital Allocator
    We are a value investor with a strong track record of allocating our capital to generate meaningful compound returns that enhance value for our shareholders.
✓    Disciplined Financing Approach
    We employ leverage1 in a prudent manner to enhance returns while preserving capital throughout business cycles. Underlying investments are typically funded at investment-grade levels on a standalone and non-recourse basis, providing us with a stable capitalization. Only 6% of the total leverage reported in our consolidated financial statements has recourse to the Corporation.
✓    Sustainability
We are committed to ensuring that the assets and businesses in which we invest are set up for long-term success, and we seek to have a positive impact on the environment and the communities in which we operate.
We calculate the value of Brookfield Corporation as the capital we have in our three businesses—Asset Management, Insurance Solutions, and Operating Businesses. Our financial returns are represented by capital appreciation and distributions from our businesses. The primary performance measure that we use to evaluate the performance of our business is distributable earnings (“DE”)1.
ASSET MANAGEMENT
Our Asset Management business is one of the world’s leading alternative asset managers, with approximately $850 billion of assets under management (“AUM”)1 as at June 30, 2023 across infrastructure, renewable power and transition, real estate, private equity and credit. The business invests client capital for the long-term with a focus on real assets and essential service businesses that form the backbone of the global economy. The business draws on our heritage as an owner and operator to invest for value and generate strong returns for clients, across economic cycles.
Within each investment vertical, our business manages capital in a variety of products that broadly fall into one of three categories: i) long-term private funds, ii) perpetual strategies and iii) liquid strategies1. Products within these three strategies have similar base management fee1 and carried interest1 or performance fee1 drivers.
Our capital in this business is via our 75% ownership interest in Brookfield Asset Management ULC (“BAM”)1 for which we receive quarterly distributions, as well as our direct investments into and alongside private funds managed by BAM. Our direct investments are primarily comprised of capital invested in flagship real estate private funds which own high-quality assets and portfolios with operational upside (“LP Investments”) across logistics, multifamily, hospitality, office, retail, triple net lease, self-storage, student housing and the manufactured housing sectors. We also invest directly in certain private equity funds.
INSURANCE SOLUTIONS
Our Insurance Solutions business, via our investment in Brookfield Reinsurance Ltd. (“BNRE”)1, is a leading financial services business providing capital-based solutions to the insurance industry, offering a broad range of insurance products and services to individuals and institutions. Through operating subsidiaries, the business provides annuity-based reinsurance products to insurance and reinsurance companies and acts as a direct issuer of pension risk transfer products for pension plan sponsors. In doing so, the business seeks to match long-duration liabilities with a portfolio of high-quality investments in order to generate attractive, risk-adjusted returns.
As at June 30, 2023, our business has $4 billion of equity capital and approximately $45 billion of assets with annualized DE of $725 million. The goal of our Insurance Solutions business is to create one of the world’s leading platforms for insurance solutions. It is expected that the capital base of this business will be vastly greater in the future, achieved through internal growth as well as through the addition of new capital from the Corporation and other business partners.
1.See definition in Glossary of Terms beginning on page 58.
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Our Asset Management business acts as the investment manager of most of the assets of our Insurance Solutions business.
OPERATING BUSINESSES
We have approximately $35 billion of capital in our Operating Businesses as a result of our history as an owner and operator of real assets. This capital generates attractive financial returns and provides important financial stability and flexibility to the Corporation.
Renewable Power and Transition, Infrastructure, and Private Equity
Our investments in Renewable Power and Transition, Infrastructure, and Private Equity serve as publicly listed permanent capital vehicles that also act as our primary vehicles for making commitments to the flagship private funds of our asset management business, providing them each with a very strong pipeline for growth. Each of these businesses share key characteristics—highly diversified by sector and geography, generating stable and often inflation-linked revenue streams, high cash margins, market leading positions, high barriers to entry and opportunities to invest additional capital to enhance returns—all of which enable us to generate very attractive risk-adjusted returns on our capital.
Our Renewable Power and Transition business owns diverse and high-quality assets across multiple continents and technologies including hydroelectric, wind, utility-scale solar, and distributed energy and sustainable solutions investments. Our capital in this business is primarily via our 47% ownership interest in Brookfield Renewable Partners (“BEP”)1 for which we receive quarterly distributions. We also enter into energy contracts, which are our contractual arrangements with BEP to purchase power generated by certain North American hydro assets at a fixed price that is then resold on a contracted or uncontracted basis.
Our Infrastructure business is one of the world’s largest infrastructure investors and owns and operates assets across the transport, data, utilities, and midstream sectors. Our capital in this business is via our 27% ownership interest in Brookfield Infrastructure Partners (“BIP”)1 for which we receive quarterly distributions.
Our Private Equity business is a leading private equity investor with a focus on owning and operating businesses that provide essential products and services in the business services and industrials sectors. Our capital in this business is via our 65% ownership interest in Brookfield Business Partners (“BBU”)1 for which we receive quarterly distributions. The cash distributions reflect BBU’s policy of paying a modest distribution and reinvesting the majority of its FFO back into its businesses to further enhance value.
Real Estate
Our Real Estate business is a diversified global real estate portfolio that owns and operates one of the largest portfolios of office, retail, and multifamily residential assets.
Our capital in this business is via our 100% ownership stake in Brookfield Property Group (“BPG”)1, which today consists of an irreplaceable portfolio of trophy mixed-use precincts in global gateway cities (“Core”), and a portfolio designed to maximize returns through a development or buy-fix-sell strategy (“Transitional and Development”), of which $3 billion includes our capital invested in our North American residential business.
Our investment in the real estate business offers a diverse and high-quality portfolio of real estate assets in some of the best locations around the world with a history of strong performance over long periods of time and through economic cycles.
Refer to Parts 2 and 3 of this MD&A for more information on our operations and performance.

1.See definition in Glossary of Terms beginning on page 58.
14    Q2 2023 BROOKFIELD CORPORATION

PART 2
REVIEW OF CONSOLIDATED FINANCIAL RESULTS
The following section contains a discussion and analysis of line items presented within our consolidated financial statements. The financial data in this section has been prepared in accordance with International Financial Reporting Standards (“IFRS”) as issued by the International Accounting Standards Board (“IASB”). Starting on page 53 of our 2022 annual report, we provide an overview of our fair value accounting process and why we believe it provides useful information for investors about our performance. We also provide an overview of our application of the control-based model under IFRS used to determine whether or not an investment should be consolidated. Our fair value accounting process and application of the control-based model under IFRS in the period were consistent with those referenced in our 2022 annual report.
OVERVIEW
In the current quarter, net income was supported by growth within our asset management business, strong investment performance and capital redeployment within our insurance solutions business, and the stable and resilient recurring cash flows of our operating businesses.
Net income was $1.5 billion in the current quarter, with $81 million attributable to common shareholders ($0.03 per share) and the remaining income attributable to non-controlling interests.
The $37 million increase in net income over the prior year quarter was primarily attributable to:
•contributions from acquisitions, net of dispositions, over the past twelve months, mostly in our Private Equity segment;
•same-store1 growth, primarily from strong pricing and inflation-linked revenues across our Renewable Power and Transition and Infrastructure segments;
•an increase in other income and gains primarily due to disposition gains in our Infrastructure segment; and
•an increase in fair value changes of $459 million, primarily related to mark-to-market gains on commodity contracts and interest rate contracts in our Infrastructure and Real Estate businesses, respectively; mostly offset by
•an increase in interest expense of $1.4 billion, of which $299 million related to incremental debt from recent acquisitions, $151 million from asset-level upfinancings, $30 million resulting from corporate borrowings, and $879 million due to higher rates on variable rate debt obligations;
•a decrease in equity accounted income of $163 million, where our share of mark-to-market gains on derivatives were more than offset by lower valuations on certain investment properties;
•higher depreciation and amortization expense primarily as a result of recently completed acquisitions in our Private Equity and Infrastructure segments; and
•an increase in income tax expense, primarily due to higher deferred tax recoveries in the prior year quarter.
Our consolidated balance sheet increased as a result of assets acquired, net of liabilities. Further increases relate to net valuation gains on our investment properties, and revaluations of property, plant and equipment (“PP&E”) primarily within our Renewable Power and Transition segment. These increases were partially offset by dispositions of certain assets in our Renewable Power and Transition and Infrastructure segments.

1.See definition in Glossary of Terms beginning on page 58.
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INCOME STATEMENT ANALYSIS
The following table summarizes the financial results of the company for the three and six months ended June 30, 2023 and 2022:

FOR THE PERIODS ENDED JUN. 30 (MILLIONS, EXCEPT PER SHARE AMOUNTS)	Three Months Ended			Six Months Ended
	2023	2022	Change	2023	2022	Change
Revenues	$23,668	$23,256	$412	$46,965	$45,138	$1,827
Direct costs[1]	(19,906)	(19,841)	(65)	(39,726)	(38,536)	(1,190)
Other income and gains	1,483	465	1,018	1,864	494	1,370
Equity accounted income	401	564	(163)	830	1,407	(577)
Expenses
Interest
Corporate borrowings	(154)	(124)	(30)	(290)	(241)	(49)
Non-recourse borrowings	(3,610)	(2,281)	(1,329)	(7,087)	(4,302)	(2,785)
Corporate costs	(23)	(26)	3	(37)	(59)	22
Fair value changes	62	(397)	459	100	1,383	(1,283)
Income tax expense	(409)	(141)	(268)	(683)	(849)	166
Net income	1,512	1,475	37	1,936	4,435	(2,499)
Non-controlling interests	(1,431)	(885)	(546)	(1,735)	(2,486)	751
Net income attributable to shareholders	$81	$590	$(509)	$201	$1,949	$(1,748)
Net income per share	$0.03	$0.34	$(0.31)	$0.08	$1.16	$(1.08)
1.Direct costs include $2.2 billion and $4.4 billion of depreciation and amortization expense for the three and six months ended June 30, 2023, respectively (2022 – $1.9 billion and $3.7 billion).
Three Months Ended June 30
Revenues for the quarter were $23.7 billion, an increase of $412 million or 2% compared to the prior year quarter, primarily due to higher same-store results and the impact of recent acquisitions, net of asset sales, including:
•higher revenue from our Real Estate segment as a result of growing income in our retail properties and higher rents in our office properties, as well as higher occupancy and rates at our hospitality assets;
•higher contributions from our Infrastructure segment as a result of inflation indexation and organic growth;
•growth of our Renewable Power and Transition segment due to commissioning of recent development projects, higher realized pricing, and inflation indexation on contracts within our business;
•higher contributions from our advanced energy storage operations due to favourable pricing and product mix, and our nuclear technology services operations due to higher volumes in our Private Equity segment;
•revenues from acquisitions during the last twelve months, net of the impact of dispositions; partially offset by
•lower volumes and unfavorable pricing at our road fuels operations in our Private Equity segment.
A discussion of the impact on revenues and net income from recent acquisitions and dispositions can be found on page 18.
Direct costs of $19.9 billion were consistent with the prior quarter as:
•decreased volume-linked costs at our road fuels operations in our Private Equity segment; were offset by
•incremental costs associated with organic growth initiatives; and
•higher direct costs related to recent acquisitions, net of dispositions.
16    Q2 2023 BROOKFIELD CORPORATION

Other income and gains increased by $1.0 billion mainly related to disposition gains from the sale of our New Zealand mobile network operator in our Infrastructure segment.
Equity accounted income decreased by $163 million as mark-to-market gains on derivative contracts in our Infrastructure segment were more than offset by lower valuations of certain investment properties within our Real Estate segment.
Total interest expense of $3.8 billion, of which $3.6 billion relates to non-recourse financing, increased by $1.4 billion compared to the prior year quarter primarily due to incremental borrowings associated with acquisitions and refinancings, and higher interest rates on floating rate debt, partially offset by the the impact of dispositions.
We recorded fair value gains of $62 million compared to fair value losses of $397 million in the prior year quarter. Valuation increases were driven by our investment properties as a result of improved market rent assumptions on our U.S. logistics and Australian senior living portfolios as well as mark-to-market gains on interest rate contracts in our Real Estate business and commodity contracts in our Infrastructure business. These gains were partially offset by decreases in valuations in our Transitional and Development real estate portfolio due to discount and capitalization rate expansion on certain U.S. office assets. Refer to pages 19 to 21 for a discussion on fair value changes.
We recorded income tax expense of $409 million for the quarter compared to $141 million in the prior year quarter mainly due to higher deferred tax recoveries in the prior year.
Six Months Ended June 30
Revenues and direct costs for the six month period of 2023 increased by $1.8 billion and $1.2 billion, respectively, compared to the same period in 2022 primarily due to inflation indexation and organic growth at our Infrastructure and Renewable Power and Transaction segments, higher volumes and price increases at our nuclear technology services operations, and contributions from acquisitions over the last twelve months, net of dispositions.
Other income and gains for the six month period of 2023 was $1.9 billion compared to $494 million in the prior year period. The current period gain primarily relates to disposition gains in our Infrastructure segment.
Equity accounted income for the six month period of 2023 decreased by $577 million compared to the prior year period primarily due to mark-to-market unrealized valuation changes on investments held within our insurance solutions business and decreases in the value of certain investment properties.
Fair value gains were $100 million for the six month period of 2023, compared to $1.4 billion reported in the prior year period. Valuation increases in our investment properties for the six month period of 2023 were as a result of improved occupancy rates at certain mixed-use properties, favourable market rent increases on our U.S. logistics and Australian senior living portfolios, as well as gains upon closing of a South Korean logistics portfolio purchased in 2020. These were partially offset by changes in valuation of our U.S. office real estate portfolio due to discount and capitalization rate expansion, transaction and acquisition related expenses, and mark to market fair value changes on financial assets in our Infrastructure segment. The prior period gains were mainly the result of valuation increases across our portfolio of investment properties within our Real Estate segment, partially offset by transaction costs on recently completed acquisitions.
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SIGNIFICANT ACQUISITIONS AND DISPOSITIONS
We have summarized below the impact of recent significant acquisitions and dispositions since January 1, 2022 on our results for the three and six months ended June 30, 2023:

	Three Months Ended				Six Months Ended
	Acquisitions		Dispositions		Acquisitions		Dispositions
FOR THE PERIODS ENDED JUN. 30 (MILLIONS)	Revenue	Net Income (Loss)	Revenue	Net Loss (Income)	Revenue	Net Income (Loss)	Revenue	Net (Income) Loss
Renewable Power and Transition	$62	$3	$—	$(3)	$107	$4	$(1)	$(4)
Infrastructure	511	(94)	(30)	(19)	1,135	(59)	(56)	(42)
Private Equity	857	37	13	—	5,672	(173)	(30)	9
Real Estate	303	(146)	(132)	(108)	603	67	(274)	(251)
	$1,733	$(200)	$(149)	$(130)	$7,517	$(161)	$(361)	$(288)
ACQUISITIONS
Recent acquisitions contributed incremental revenues and net loss of $1.7 billion and $200 million, respectively, in the current quarter.
Renewable Power and Transition
Within our Renewable Power and Transition segment, recent acquisitions contributed to incremental revenues of $62 million and $3 million of net income, respectively. These contributions were primarily due to the acquisitions of a wind, solar and storage development platform, and a distributed generation platform in the U.S. in the second half of 2022.
Infrastructure
Recent acquisitions contributed incremental revenues of $511 million and a net loss of $94 million. These contributions were primarily from our residential infrastructure business operating in North America and Europe, which was acquired in the first quarter of 2023.
Private Equity
Within our Private Equity segment, recent acquisitions contributed incremental revenues of $857 million and net income of $37 million. These contributions were primarily from the acquisitions of our dealer software and technology services operations in the third quarter of 2022, and our fleet management and car rental services operations in the fourth quarter of 2022.
Real Estate
Recent acquisitions contributed incremental revenues of $303 million and a net loss of $146 million. These contributions were primarily from the acquisition of a private REIT comprising of 23 luxury hotels across the U.S. made through our Brookfield Strategic Real Estate Partners IV fund (“BSREP IV”)1.
DISPOSITIONS
Recent asset sales reduced revenues and net income by $149 million and $130 million, respectively, in the current quarter. The transactions that most significantly impacted our results were the disposition of our U.K. student housing portfolio in the fourth quarter of 2022.

1.See definition in Glossary of Terms beginning on page 58.
18    Q2 2023 BROOKFIELD CORPORATION

FAIR VALUE CHANGES
The following table disaggregates fair value changes into major components to facilitate analysis:

FOR THE PERIODS ENDED JUN. 30 (MILLIONS)	Three Months Ended			Six Months Ended
	2023	2022	Change	2023	2022	Change
Investment properties	$224	$567	$(343)	$778	$2,413	$(1,635)
Transaction related expenses, net of income	(88)	(156)	68	(422)	(229)	(193)
Financial contracts	144	(46)	190	227	(30)	257
Impairment and provisions	(73)	38	(111)	(132)	21	(153)
Other fair value changes	(145)	(800)	655	(351)	(792)	441
Total fair value changes	$62	$(397)	$459	$100	$1,383	$(1,283)
INVESTMENT PROPERTIES
Investment properties are recorded at fair value with changes recorded in net income. We present the investment properties based on our strategy to maintain an irreplaceable portfolio of trophy mixed-use precincts in global gateway cities, maximize returns through a development or buy-fix-sell strategy, or recycle capital from the private funds of our Asset Management business.
The following table disaggregates investment property fair value changes within our Real Estate and Asset Management segments by asset type:

FOR THE PERIODS ENDED JUN. 30 (MILLIONS)	Three Months Ended			Six Months Ended
	2023	2022	Change	2023	2022	Change
Core	$(5)	$30	$(35)	$(6)	$177	$(183)
Transitional and Development[1]	(235)	(9)	(226)	(474)	32	(506)
LP Investments and Other[1]	464	546	(82)	1,258	2,204	(946)
	$224	$567	$(343)	$778	$2,413	$(1,635)
1.Valuation gains on residential assets of $131 million and $136 million in the three and six months ended June 30, 2022, respectively, were reclassified from LP Investments and Other to Transitional and Development as a result of the inclusion of the North American and Australian Residential operations into the Real Estate segment beginning in the fourth quarter of 2022.
We discuss the key valuation inputs of our investment properties beginning on page 56.
Core
Valuation decreases of $5 million are mainly due to updated leasing assumptions for U.S. office assets, partially offset by valuation increases at our U.S. retail assets due to higher cashflows from the roll forward of our valuation models.
Valuations increases of $30 million in the prior year quarter were due to higher cash flow assumptions on certain retail assets.
Valuations decreases of $6 million for the six months ended June 30, 2023 were due to external appraisals, partially offset by higher cashflows from the roll forward of our valuation models.
Transitional and Development
Valuation decreases of $235 million related to discount rate and capitalization rate expansion of certain U.S. and Australian office assets due to updated market assumptions and recent external valuations, which offset gains from the roll forward of cash flows in our retail portfolio.

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Valuation decreases of $9 million in the prior year quarter related to decreases based on external appraisals in our multi-use projects within our residential multi-use project, partially offset by gains related to favourable market rent assumptions within our Brazilian and Australian portfolios.
Valuation decreases of $474 million for the six months ended June 30, 2023 are due to the one-time impact of incremental tax on certain properties and the lower value of certain U.S. office assets due to discount and capitalization rate expansions as well as recent bids received.
LP Investments and Other
Valuation increases of $464 million primarily relate to:
•fair value uplifts in our U.S. logistics portfolio due to favourable market rent assumptions and the adoption of the discounted cashflow method at several recently completed developments; and
•higher valuation of our Australian senior living portfolio due to unit price uplifts; partially offset by
•lower valuations from capitalization rate expansion due to market conditions at certain multifamily assets in the U.S.
In the prior year quarter, valuation increases of $546 million were primarily due to fair value uplifts in our U.S. logistics portfolio due to higher market rent assumptions, valuation gains in our student housing portfolio due to the achievement of certain development milestones, and higher cash flow projections at our U.S. mixed-used portfolio for leasing assumptions.
Valuation increases of $1.3 billion for the six months ended June 30, 2023 are driven by fair value uplifts in our Shanghai mixed-use portfolio due to higher occupancy rates, our U.S. logistics portfolio due to favourable market rent assumptions, and our Australian senior living portfolio due to market price increases. Gains upon closing of the acquisition of South Korea Logistics portfolio that we agreed to purchase in 2020 also contributed to valuation increases. The gains are partially offset by capitalization rate expansion at certain multifamily assets in the U.S.
Transaction Related Expenses, Net of Income
Transaction related expenses, net of income, totaled $88 million for the quarter. These relate to transaction, restructuring, and severance costs on acquired assets within our Private Equity segment, partially offset by gains associated with dispositions of certain properties within our Real Estate portfolio.
The prior year quarter transaction related expenses, net of income, of $156 million was mostly due to transaction costs associated with the acquisition of a lottery services operation and an Irish office portfolio in our Private Equity and Real Estate segments, respectively, as well as restructuring costs in our Private Equity segment.
Decreases of $422 million for the six months ended June 30, 2023 relate to transaction, restructuring, and other costs incurred on acquired assets and businesses across our segments, partially offset by disposition gains on certain Real Estate properties.
Financial Contracts
Financial contracts include mark-to-market gains and losses related to foreign currency, interest rate and pricing exposures that are not designated as hedges.
Financial contracts drove a $144 million increase in fair value changes for the quarter, mostly attributable to gains on commodity contracts in our Infrastructure business and mark-to-market gains on interest rate caps in our Real Estate business.
The decrease of $46 million in the prior year quarter is mainly attributable to negative mark-to-market movement on short term financial contracts to hedge power prices in our Renewable Power and Transition business, partially offset by mark-to-market gains on interest rate swaps in our Real Estate business.
20    Q2 2023 BROOKFIELD CORPORATION

Financial contracts resulted in a $227 million increase for the six months ended June 30, 2023, driven by positive mark-to-market gains on interest swaps within the Real Estate business, commodity contracts in our Infrastructure business, and power price hedges in our Renewable Power and Transition segment. These were partially offset by mark-to-market on interest rate caps and swaps.
Impairment and Provisions
Impairment and provisions expense of $73 million in the quarter related to the impairment of goodwill due to weaker performance at an Australian ports business in our Infrastructure group.
Impairment and provisions recovery of $38 million in the prior year quarter related to the reversal of previously recorded PP&E impairment at our natural gas production operation within our Private Equity segment.
Impairment and provision expense resulted in a $132 million decrease in fair value changes for the six months ended June 30, 2023. This is driven by goodwill impairment on the sale of a hospitality investment within BSREP IV, our Australian port business, and impairment of property, plant, and equipment.
Other Fair Value Changes
Other fair value decreases of $145 million in the quarter are attributable to a one-time adjustment due to legislation changes at a regulated Spanish wind and solar asset in our Renewable Power and Transition business, which was partially offset by a gain recognized on a sale and leaseback transaction at our healthcare services operations in our Private Equity business.
The decrease in other fair value changes of $800 million in the prior year quarter related to valuation changes in certain assets within the Real Estate and Infrastructure segments and various one-time items across our segments.
Other fair value decreases of $351 million for the six months ended June 30, 2023 is driven by mark-to-market fair value changes on financial assets within our Infrastructure business, as well as acquisition related costs in our Renewable Power and Transition and Infrastructure segments. These were partially offset by gains on debt modifications and extinguishments and a sale and leaseback within our Private Equity segment.
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INCOME TAXES
We recorded an aggregate income tax expense of $409 million in the quarter (2022 – $141 million), including current tax expenses of $560 million (2022 – $330 million) and deferred tax recovery of $151 million (2022 – $189 million).
Our income tax provision does not include a number of non-income taxes paid that are recorded elsewhere in our consolidated financial statements. For example, a number of our operations in Brazil are required to pay non-recoverable taxes on revenue, which are included in direct costs as opposed to income taxes. In addition, we pay considerable property, payroll and other taxes that represent an important component of the tax base in the jurisdictions in which we operate, which are also predominantly recorded in direct costs.
Our effective income tax rate is different from the Canadian domestic statutory income tax rate due to the following differences:

	Three Months Ended			Six Months Ended
FOR THE PERIODS ENDED JUN. 30	2023	2022	Change	2023	2022	Change
Statutory income tax rate	26%	26%	—%	26%	26%	—%
(Reduction) increase in rate resulting from:
Portion of gains subject to different tax rates	(7)	1	(8)	(5)	—	(5)
Taxable income attributed to non-controlling interests	(6)	(1)	(5)	(4)	(6)	2
International operations subject to different tax rates	5	—	5	4	1	3
Recognition of deferred tax assets	(10)	(21)	11	(9)	(7)	(2)
Non-recognition of the benefit of current year tax losses	4	4	—	6	2	4
Non-deductible expenses	4	—	4	4	—	4
Other	4	—	4	4	—	4
Effective income tax rate	20%	9%	11%	26%	16%	10%
In the current quarter, we realized disposition gains that were subject to tax rates that were different to our statutory income tax rate. This contributed to a 7% reduction in our effective tax rate.
Many of our operations are held in partially owned “flow-through” entities, such as partnerships, and any tax liability is incurred by the investors as opposed to the entity. As a result, while our consolidated earnings include income attributable to non-controlling ownership interests in these entities, our consolidated tax provision includes only our proportionate share of the associated tax provision of these entities. In other words, we are consolidating all the net income, but only our share of the associated tax provision. This decreased our effective tax rate by 6% in the current quarter.
We operate in countries with different tax rates, most of which vary from our domestic statutory rate, and we also benefit from tax incentives introduced in various countries to encourage economic activity. Differences in global tax rates increased our effective tax rate by 5% this quarter. The difference will vary from period to period depending on the relative proportion of income earned in each country.
This quarter, we recorded a deferred tax recovery primarily for previously unrecognized tax attributes related to our solar power solutions operations within our Private Equity segment, which reduced our effective tax rate by 10%. In addition, some of our operations generated tax losses for which the benefit was not recognized, and certain expenses incurred were not deductible for tax purposes, both resulting in an increase to the effective tax rate of 4%.
22    Q2 2023 BROOKFIELD CORPORATION

BALANCE SHEET ANALYSIS
The following table summarizes the statements of financial position of the company as at June 30, 2023, and December 31, 2022:

AS AT JUN. 30, 2023 AND DEC. 31, 2022 (MILLIONS)	2023	2022	Change
Assets
Property, plant and equipment	$127,462	$124,268	$3,194
Investment properties	119,780	115,100	4,680
Equity accounted investments	52,141	47,094	5,047
Cash and cash equivalents	12,427	14,396	(1,969)
Accounts receivable and other	29,063	27,378	1,685
Intangible assets	41,217	38,411	2,806
Goodwill	32,329	28,662	3,667
Other assets	48,715	45,975	2,740
Total assets	$463,134	$441,284	$21,850
Liabilities
Corporate borrowings	$13,618	$11,390	$2,228
Non-recourse borrowings of managed entities	206,085	202,684	3,401
Other non-current financial liabilities	27,118	27,679	(561)
Other liabilities	60,730	57,640	3,090
Equity
Preferred equity	4,103	4,145	(42)
Non-controlling interests	110,982	98,138	12,844
Common equity	40,498	39,608	890
Total equity	155,583	141,891	13,692
	$463,134	$441,284	$21,850
June 30, 2023 vs. December 31, 2022
Total assets increased by $21.9 billion since December 31, 2022 to $463.1 billion as at June 30, 2023. The increase is due to recently completed business combinations and asset acquisitions, net of dispositions, mostly in our Infrastructure, Renewable Power and Transition, and Private Equity segments. Net valuation increases recognized on our investment properties during the quarter also contributed to the increase in total assets. This was partially offset by amortization and depreciation of our asset base during the quarter.
PP&E increased by $3.2 billion primarily as a result of:
•additions of $4.4 billion, which includes acquisitions of a provider of portable storage solutions through the modular building leasing services operations in our Private Equity segment, a 136MW portfolio of operating wind assets in Brazil in our Renewable Power and Transition segment, and a residential infrastructure business operating in North America and Europe within our Infrastructure segment; and
•the positive impact of foreign currency translation of $2.8 billion mostly due to the weakening of the U.S. dollar versus the Colombian Peso and Brazilian Reais in our Renewable Power and Transition segment; partially offset by
•depreciation of $3.1 billion during the quarter; and
•dispositions and assets reclassified as held for sale of $857 million.
We provide a continuity of PP&E in Note 10 of the consolidated financial statements.

Q2 2023 Interim Report    23

Investment properties predominantly consist of the company’s Real Estate assets. The balance as at June 30, 2023 increased by $4.7 billion from December 31, 2022, primarily due to:
•acquisitions and additions of $5.1 billion, driven by acquisitions in BSREP IV India Office, BSREP III and IV U.S. Logistics, and BSREP III Korea Logistics portfolios;
•net valuation increases of $778 million, mainly of our LP Investments; and
•the impact of foreign currency translation and other of $493 million; partially offset by
•asset sales and the reclassification of certain assets to held for sale of $1.8 billion, primarily related to the transfer of a commercial properties portfolio in our core office operations.
We provide a continuity of investment properties in Note 9 of the consolidated financial statements.
Equity accounted investments increased by $5.0 billion in the current quarter to $52.1 billion, primarily due to:
•additions, net of disposals, of $4.6 billion;
•our proportionate share of comprehensive income of $867 million; and
•the impact of foreign currency translation and other items of $434 million; partially offset by
•distributions and returns of capital received of $808 million.
We provide a continuity of equity accounted investments in Note 8 of the consolidated financial statements.
Cash and cash equivalents decreased by $2.0 billion. For further information, refer to our Consolidated Statements of Cash Flows and to the Review of Consolidated Statements of Cash Flows within Part 4 – Capitalization and Liquidity.
The increases of $2.8 billion and $3.7 billion in our intangible assets and goodwill balances, respectively, primarily relate to the acquisition of a residential infrastructure business operating in North America and Europe in our Infrastructure segment, partially offset by amortization expense across all segments.
Other assets are comprised of inventory, deferred income tax assets, assets classified as held for sale and other financial assets. The increase of $2.7 billion is mainly a result of:
•an increase in other financial assets of $2.6 billion primarily due to the acquisition of a residential infrastructure business operating in North America and Europe in our Infrastructure segment, higher mortgage receivables at our residential mortgage lender in Australia within our Private Equity segment, and the issuance of green bonds during the first quarter of 2023 in our Renewable Power and Transition segment; and
•an increase in deferred income tax assets of $156 million mainly due to lower taxable income earned during the first quarter; partially offset by
•a decrease in assets held for sale of $146 million largely attributable to the dispositions of a hydroelectric portfolio and wind assets in the U.S. within our Renewable Power and Transition segment and our Indian toll roads portfolio and a port in Australia in our Infrastructure segment.
Corporate borrowings increased by $2.2 billion primarily from the issuance of $550 million ten-year U.S. term notes during the second quarter and issuances of commercial paper throughout the last six months. Subsequent to June 30, 2023, the proceeds of $550 million were used to repay a portion of the bonds maturing in 2024.
Non-recourse borrowings of managed entities increased by $3.4 billion, net of borrowings reclassified to held for sale, largely attributable to recent acquisitions in our Infrastructure and Renewable Power and Transition segment and the impact of foreign exchange.
Other non-current financial liabilities consist of our subsidiary equity obligations, non-current accounts payable and other long-term financial liabilities that are due after one year. The decrease of $561 million was primarily due to a decrease in the non-current portion of accounts payable due to a reduction of amounts placed on deposit with the Corporation by our affiliates.
24    Q2 2023 BROOKFIELD CORPORATION

The increase of $3.1 billion in other liabilities was primarily due to an increase in deferred income tax liabilities mainly as a result of acquisitions completed primarily within our Infrastructure and Renewable Power and Transition segment.
EQUITY
The significant variances in common equity and non-controlling interests are discussed below. Preferred equity is discussed in Part 4 – Capitalization and Liquidity.
COMMON EQUITY
The following table presents the major contributors to the period-over-period variances for common equity:

AS AT AND FOR THE SIX MONTHS ENDED JUN. 30, 2023 (MILLIONS)
Common equity, beginning of period	$39,608
Changes in period
Net income attributable to shareholders	201
Common dividends	(220)
Preferred dividends	(82)
Other comprehensive income	752
Share repurchases, net of issuances	(301)
Ownership changes and other	540
890
Common equity, end of period	$40,498
Common equity increased by $890 million to $40.5 billion in the six months ended June 30, 2023, primarily due to:
•net income attributable to common shareholders of $201 million;
•other comprehensive income of $752 million, primarily due to foreign currency translation; partially offset by
•distributions of $302 million to shareholders as common and preferred share dividends;
•share repurchases, net of issuances, of $301 million, mainly related to the repurchase of 10 million Class A Limited Voting Shares (“Class A shares”) during the six month period ended June 30, 2023; and
•ownership changes and other of $540 million primarily attributable to the increase in the value of our investment in BNRE as a result of the adoption of IFRS 17, Insurance Contracts (“IFRS 17”) at the beginning of 2023.
NON-CONTROLLING INTERESTS
Non-controlling interests in our consolidated results primarily consist of third-party interests in BAM, BEP, BIP, BBU, BPG and their consolidated entities as well as co-investors and other participating interests in our consolidated investments as follows:

AS AT JUN. 30, 2023 AND DEC. 31, 2022 (MILLIONS)	2023	2022
Brookfield Asset Management	$2,324	$2,377
Brookfield Renewable	23,738	21,651
Brookfield Infrastructure	26,116	23,030
Brookfield Business Partners	14,484	16,026
Brookfield Property Group	32,698	29,321
Other participating interests	11,622	5,733
	$110,982	$98,138
Q2 2023 Interim Report    25

Non-controlling interests increased by $12.8 billion during the six months ended June 30, 2023, primarily due to:
•comprehensive income attributable to non-controlling interests, which totaled $3.1 billion;
•ownership changes of $353 million; and
•equity issuances, net of distributions, of $9.4 billion.
FOREIGN CURRENCY TRANSLATION
Approximately half of our capital is invested in non-U.S. dollar currencies and the cash flows generated from these businesses, as well as our equity, are subject to changes in foreign currency exchange rates. From time to time, we utilize financial contracts to adjust these exposures. The most significant currency exchange rates that impact our business are shown in the following table:

AS AT JUN. 30, 2023 AND DEC. 31, 2022 AND FOR THE PERIODS ENDED JUN. 30				Average Rate
	Period-End Spot Rate			Three Months Ended			Six Months Ended
	2023	2022	Change	2023	2022	Change	2023	2022	Change
Australian dollar	0.6640	0.6813	(3)%	0.6682	0.7143	(6)%	0.6759	0.7194	(6)%
Brazilian real[1]	4.8193	5.2165	8%	4.9480	4.9261	—%	5.0728	5.0781	—%
British pound	1.2703	1.2083	5%	1.2523	1.2563	—%	1.2339	1.2987	(5)%
Canadian dollar	0.7550	0.7382	2%	0.7448	0.7834	(5)%	0.7422	0.7865	(6)%
Colombian peso[1]	4,171.7	4,852.5	16%	4,411.7	3,923.7	(11)%	4,584.3	3,917.0	(15)%
Euro	1.0909	1.0705	2%	1.0888	1.0647	2%	1.0810	1.0933	(1)%
1.Using Brazilian real and Colombian peso as the price currency.
Currency exchange rates relative to the U.S. dollar at the end of the current quarter were higher than December 31, 2022 for all of our significant non-U.S. dollar investments with the exception of the Australian dollar. As at June 30, 2023, our common equity of $40.5 billion was invested in the following currencies: U.S. dollars – 49% (December 31, 2022 – 48%); British pounds – 13% (December 31, 2022 – 15%); Australian dollars – 8% (December 31, 2022 – 7%); Canadian dollars – 7% (December 31, 2022 – 7%); Brazilian reais – 7% (December 31, 2022 – 7%); Euro – 7% (December 31, 2022 – 5%); and other currencies – 9% (December 31, 2022 – 11%).
26    Q2 2023 BROOKFIELD CORPORATION

The following table disaggregates the impact of foreign currency translation on our equity by the most significant non-U.S. dollar currencies:

FOR THE PERIODS ENDED JUN. 30 (MILLIONS)	Three Months Ended		Six Months Ended
	2023	2022	2023	2022
Australian dollar	$(46)	$(787)	$(252)	$(520)
Brazilian real	641	(1,053)	948	715
British pound	388	(1,002)	659	(1,420)
Canadian dollar	303	(525)	307	(369)
Colombian peso	519	(490)	706	(138)
Euro	85	(572)	333	(842)
Other	(204)	(827)	(107)	(816)
Total cumulative translation adjustments	1,686	(5,256)	2,594	(3,390)
Currency hedges[1]	(703)	2,432	(1,079)	2,009
Total cumulative translation adjustments net of currency hedges	$983	$(2,824)	$1,515	$(1,381)
Attributable to:
Shareholders	$253	$(874)	$380	$(527)
Non-controlling interests	730	(1,950)	1,135	(854)
	$983	$(2,824)	$1,515	$(1,381)
1.Includes deferred income tax recovery of $21 million (2022 – expense of $103 million) and $25 million (2022 – expense of $94 million) for the three and six months ended June 30, 2023 respectively.
The foreign currency translation of our equity, net of currency hedges, for the three and six months ended June 30, 2023 increased consolidated equity by $983 million and $1.5 billion, respectively. This was attributable to higher period-end rates across most currencies.
We seek to hedge foreign currency exposure where the cost of doing so is reasonable. Due to the high historical costs associated with hedging the Brazilian real, Colombian peso and other emerging market currencies, hedge levels against those currencies were low as at June 30, 2023.
Q2 2023 Interim Report    27

CORPORATE DIVIDENDS
The dividends paid by Brookfield on outstanding securities during the first six months of 2023, 2022 and 2021, are summarized in the following table.

	Distribution per Security
	2023	2022	2021
Class A and B1 Limited Voting Shares (“Class A and B shares”)[12]	$0.14	$0.28	$0.26
Special distribution to Class A and B shares[2]	—	—	0.36
Class A Preferred Shares
Series 2	0.43	0.19	0.17
Series 4	0.43	0.19	0.17
Series 8	—	0.27	0.25
Series 9	—	0.27	0.28
Series 13	0.43	0.19	0.17
Series 15[3]	—	0.11	0.06
Series 17	0.44	0.47	0.48
Series 18	0.44	0.47	0.48
Series 24	0.30	0.32	0.30
Series 25[4]	—	—	0.24
Series 26[5]	0.36	0.36	0.35
Series 28[6]	0.43	0.27	0.27
Series 30[7]	0.56	0.46	0.47
Series 32	0.47	0.50	0.51
Series 34	0.41	0.44	0.44
Series 36	0.45	0.48	0.49
Series 37	0.45	0.48	0.49
Series 38[8]	0.33	0.35	0.36
Series 40	0.37	0.40	0.40
Series 42[9]	0.30	0.32	0.39
Series 44	0.46	0.49	0.50
Series 46[10]	0.50	0.50	0.48
Series 48[11]	0.58	0.47	0.48
Series 51	0.54	—	—
Series 52	0.22	—	—
1.Class B Limited Voting Shares (“Class B shares”).
2.Distribution of one Class A exchangeable limited voting share of Brookfield Asset Management Reinsurance Partners Ltd. (now Brookfield Reinsurance Ltd.) for every 145 Class A shares and Class B shares held as of the close of business of June 18, 2021.
3.All Series 15 shares were fully redeemed and cancelled as at March 31, 2023.
4.Dividend rate reset commenced the last day of each quarter. All Series 25 shares were converted into Series 24 on a one-for-one basis effective June 30, 2021.
5.Dividend rate reset commenced March 31, 2022.
6.Dividend rate reset commenced June 30, 2022.
7.Dividend rate reset commenced January 1, 2023.
8.Dividend rate reset commenced March 31, 2020.
9.Dividend rate reset commenced June 30, 2020.
10.Dividend rate reset commenced March 31, 2022.
11.Dividend rate reset commenced January 1, 2023.
12.Combined, the Corporation’s and BAM’s quarterly dividend would equate to $0.15 per Class A share held prior to the special distribution; representing a 7% increase compared to the dividend prior to the special distribution, assuming that shareholders retained the BAM shares received upon completion of the special distribution in December 2022.

Dividends on the Class A and B shares are declared in U.S. dollars whereas Class A Preferred share dividends are declared in Canadian dollars.
28    Q2 2023 BROOKFIELD CORPORATION

SUMMARY OF QUARTERLY RESULTS
The quarterly variances in revenues over the past two years are due primarily to acquisitions and dispositions. Variances in net income to shareholders relate primarily to the timing and amount of non-cash fair value changes and deferred tax provisions, as well as seasonality and cyclical influences in certain businesses. Changes in ownership have resulted in the consolidation and deconsolidation of revenues from some of our assets, particularly in our Real Estate and Private Equity businesses. Other factors include the impact of foreign currency on non-U.S. revenues, net income attributable to non-controlling interests and the global economic shutdown in 2021 and 2020.
Our Real Estate business typically generates consistent results on a quarterly basis due to the long-term nature of contractual lease arrangements subject to the intermittent recognition of disposition and lease termination gains. Our retail properties typically experience seasonally higher retail sales during the fourth quarter, and our resort hotels tend to experience higher revenues and costs as a result of increased visits during the first quarter. We fair value our real estate assets on a quarterly basis which results in variations in net income based on changes in the value.
Renewable power hydroelectric operations are seasonal in nature. Generation tends to be higher during the winter rainy season in Brazil and spring thaws in North America; however, this is mitigated to an extent by prices, which tend not to be as strong as they are in the summer and winter seasons due to the more moderate weather conditions and reductions in demand for electricity. Water and wind conditions may also vary from year to year. Our Infrastructure operations are generally stable in nature as a result of regulation or long-term sales contracts with our investors, certain of which guarantee minimum volumes.
Revenues and direct costs in our Private Equity operations vary from quarter to quarter primarily due to acquisitions and dispositions of businesses, fluctuations in foreign exchange rates, business and economic cycles, and weather and seasonality in underlying operations. Broader economic factors and commodity market volatility may have a significant impact on a number of our businesses, in particular within our industrials portfolio. Within our infrastructure services, our nuclear technology services operations generates the majority of its revenue during the fall and spring when power plants go offline to perform maintenance and replenish their fuel. Some of our business services operations will typically have stronger performance in the latter half of the year whereas others, such as our road fuels operation, will generate stronger performance in the second and third quarters. Net income is impacted by periodic gains and losses on acquisitions, monetization and impairments.
Our condensed statements of operations for the eight most recent quarters are as follows:

FOR THE PERIODS ENDED (MILLIONS, EXCEPT PER SHARE AMOUNT)	2023		2022				2021
	Q2	Q1	Q4	Q3	Q2	Q1	Q4	Q3
Revenues	$23,668	$23,297	$24,213	$23,418	$23,256	$21,882	$21,787	$19,248
Net income	1,512	424	44	716	1,475	2,960	3,461	2,722
Net income (loss) to shareholders	81	120	(316)	423	590	1,359	1,118	797
Per share
– diluted	$0.03	$0.05	$(0.23)	$0.24	$0.34	$0.81	$0.66	$0.47
– basic	0.03	0.05	(0.23)	0.25	0.35	0.84	0.69	0.49
The following table shows fair value changes and income taxes for the last eight quarters, as well as their combined impact on net income:

FOR THE PERIODS ENDED (MILLIONS)	2023		2022				2021
	Q2	Q1	Q4	Q3	Q2	Q1	Q4	Q3
Fair value changes	$62	$38	$(1,811)	$(549)	$(397)	$1,780	$1,980	$700
Income taxes	(409)	(274)	(95)	(525)	(141)	(708)	(516)	(717)
Net impact	$(347)	$(236)	$(1,906)	$(1,074)	$(538)	$1,072	$1,464	$(17)
Q2 2023 Interim Report    29

Over the last eight quarters, the factors discussed below caused variations in revenues and net income to shareholders on a quarterly basis:
•In the second quarter of 2023, revenues increased in comparison to the prior quarter primarily due to same-store growth across our operating businesses and recent acquisitions. The increased net income in the quarter compared to the prior quarter is primarily a result of disposition gains from our Infrastructure segment.
•In the first quarter of 2023, revenues decreased in comparison to the prior quarter primarily due to decreased contributions from our Private Equity segment due to the impact of volume, partially offset by contributions from recent acquisitions and organic growth initiatives in our Infrastructure and Renewable Power and Transition segments. The increase in net income was primarily due to fair value decreases recorded on investment properties in the prior quarter.
•In the fourth quarter of 2022, revenues increased in comparison to the prior quarter mainly due to contributions from recent acquisitions across our operating segments, primarily in our Private Equity Segment. The lower net income in the quarter is primarily attributable to fair value decreases on our Transitional and Development properties within our Real Estate segment.
•In the third quarter of 2022, revenues increased compared to the prior quarter mainly due to contributions from recent acquisitions, primarily in our Private Equity segment. The lower net income in the quarter is primarily attributable to fair value decreases in our Transitional and Development properties in our Real Estate segment.
•In the second quarter of 2022, revenue increased compared to the prior quarter mainly due to contributions from recent acquisitions and same-store growth across our businesses. The lower net income in the quarter is primarily attributable to the one-time reduction in valuations of certain properties within our Real Estate segment.
•In the first quarter of 2022, revenues increased compared to the prior quarter mainly due to increased contributions from recent acquisitions and same-store growth across our businesses. The higher net income in the quarter is primarily attributable to increased valuations of our LP Investments, partially offset by higher income taxes.
•In the fourth quarter of 2021, revenues increased relative to the prior quarter due to increased contributions from recent acquisitions across our operating segments as well as same-store growth in most of our businesses. The higher net income in the quarter is primarily attributable to higher fair value gains in our Real Estate segment and lower income taxes, partially offset by lower gains from asset sale activities.
•In the third quarter of 2021, revenues increased in comparison to the prior quarter due to same-store growth in most of our businesses. The higher net income in the quarter is primarily attributable to higher fair value gains in our Real Estate segment partially offset by higher income taxes.
30    Q2 2023 BROOKFIELD CORPORATION

PART 3
OPERATING SEGMENT RESULTS
BASIS OF PRESENTATION
HOW WE MEASURE AND REPORT OUR OPERATING SEGMENTS
Our operations are organized into our Asset Management business, our Insurance Solutions business, our four primary Operating Businesses and our Corporate Activities, which collectively represent seven operating segments for internal and external reporting purposes.
Beginning in the second quarter of 2023, the company presented an Insurance Solutions operating segment for internal and external reporting purposes. Additionally, our direct investments into and alongside private funds managed by BAM are now presented within the Asset Management segment. These amounts were previously presented in our Corporate Activities segment and our Operating Businesses, respectively. This presentation aligns our operating segments with how our Chief Operating Decision Maker assesses the operating results and performance of our businesses on a segmented basis. The company has retrospectively applied these presentation changes for all periods presented.
For our Asset Management and Insurance Solutions segments, we measure operating performance primarily using DE1. To further assess operating performance for the Asset Management segment, we also provide unrealized carried interest1 which represents carried interest generated on unrealized changes in the fair value of our private fund investment portfolios, net of realized carried interest1. Net operating income (“NOI”)1 is the key performance metric for our Real Estate segment, and Funds from Operations (“FFO”)1 is used for our other operating segments. We also provide the amount of capital invested by the Corporation in each segment using common equity. Common equity relates to invested capital1 allocated to a particular business segment, which we use interchangeably with segment common equity.
Our operating segments are global in scope and are as follows:
i.Asset Management business includes managing long-term private funds, perpetual strategies and liquid strategies on behalf of our investors and ourselves, as well as our share of the asset management activities of Oaktree Capital Management (“Oaktree”)1. We generate contractual base management fees for these activities as well as incentive distributions1 and performance income, including performance fees1, transaction fees and carried interest1. The Asset Management business also includes our direct investments into and alongside private funds managed by BAM.
ii.Insurance Solutions business includes our equity accounted interest in a leading capital solutions business providing insurance and reinsurance services to individuals and institutions across a broad range of insurance products including life insurance and annuities, and personal and commercial property and casualty insurance.
Operating Businesses
iii.Renewable Power and Transition business includes the ownership, operation and development of hydroelectric, wind, utility-scale solar power generating assets and distributed energy & sustainable solutions.
iv.Infrastructure business includes the ownership, operation and development of utilities, transport, midstream, and data assets.
v.Private Equity business includes a broad range of industries, and is mostly focused on the ownership and operation of business services and industrial operations.

1.See definition in Glossary of Terms beginning on page 58.
Q2 2023 Interim Report    31

vi.Real Estate business includes the ownership, operation and development of Core and Transitional and Development investments (including residential development properties).
vii.Corporate Activities include the investment of cash and financial assets, as well as the management of our corporate leverage, including corporate borrowings and preferred equity, which fund a portion of the capital invested in our other operations. Certain corporate costs such as technology and operations are incurred on behalf of our operating segments and allocated to each operating segment based on an internal pricing framework.
In assessing operating performance and capital allocation, we separately identify the portion of DE, NOI, or FFO and common equity that relate to each segment, where applicable. We believe that identifying the key operating metrics attributable to each segment enables investors to understand how the results of these entities are integrated into our financial results and is helpful in analyzing variances between reporting periods. Additional information with respect to our listed affiliates (BEP, BIP, BBU) is available in their public filings. We also separately identify the components of realized carried interest, net1, and realized disposition gains1 included within the DE and FFO of each segment in order to facilitate analysis of variances between reporting periods.
SUMMARY OF RESULTS BY OPERATING SEGMENT
The following table presents DE, FFO, NOI and common equity by segment, where applicable, on a period-over-period basis for comparative purposes:

AS AT JUN. 30, 2023 AND DEC. 31, 2022 AND FOR THE THREE MONTHS ENDED JUN. 30 (MILLIONS)	DE1			FFO1,2 / NOI[1,2]			Common Equity
	2023	2022	Change	2023	2022	Change	2023	2022	Change
Asset Management	$777	$917	$(140)				$20,801	$19,645	$1,156
Insurance Solutions	160	46	114				4,006	3,996	10
Operating Businesses
Renewable Power and Transition				$143	$122	$21	5,426	5,274	152
Infrastructure				243	183	60	2,513	2,524	(11)
Private Equity				121	223	(102)	2,515	2,439	76
Real Estate				825	812	13	22,793	22,825	(32)
Corporate Activities				(133)	(130)	(3)	(17,556)	(17,095)	(461)
Total	$1,187	$1,186	$1				$40,498	$39,608	$890
1.DE is the key performance metric for the Asset Management and Insurance Solutions segments. NOI is presented as the key performance metric for the Real Estate segment only. FFO is presented as the key performance metric for the Renewable Power and Transition, Infrastructure, Private Equity, and Corporate Activities segments.
2.See definition in Glossary of Terms beginning on page 58.
During the quarter, we generated strong results with total DE of $1.2 billion. Adjusting for the impact of the special distribution of a 25% interest in our asset management business in December 2022, total DE increased by $129 million or 12% compared to the prior year quarter. These increases were due to the continued growth in our asset management franchise mainly from significant flagship fundraising, strong investment performance and origination of new annuities within our insurance solutions business, and resilient and stable streams of recurring cash flows from our operating businesses.
Our Asset Management business generated DE before realizations of $604 million in the current quarter. BAM benefited from a strong quarter of fundraising and deployment, with growth in FRE1 supported by significant inflows across each of our flagship funds and capital deployed at our perpetual strategies, resulting in a $48 billion or 12% increase in fee-bearing capital1 over the prior year quarter. Distributions from our direct investments were $209 million in the current quarter.

1.See definition in Glossary of Terms beginning on page 58.
32    Q2 2023 BROOKFIELD CORPORATION

Insurance Solutions DE increased by $114 million compared to prior year quarter primarily driven by the acquisition of American National in May 2022 and strong performance of our investment portfolio over the past year.
Renewable Power and Transition’s FFO increased by $21 million compared to the prior year quarter, primarily driven by higher realized pricing from inflation indexation on our contracted generation and hedge gains, partially offset by lower hydrology and wind generation volumes, and increased interest expense.
Infrastructure’s FFO increased by $60 million compared to the prior year quarter. Excluding the impact of disposition gains, the increase of $9 million was primarily as a result of organic growth initiatives, capital commissioned into the rate base, inflation indexation on contracts, and acquisitions net of dispositions, partially offset by higher financing costs.
Private Equity’s FFO decreased by $102 million compared to the prior year quarter as increased contributions from recent acquisitions were more than offset by impacts of the adoption of IFRS 17 at our residential mortgage insurer, lower volume in our industrials operations, and increased interest expense as a result of increased borrowings and higher interest rates on floating rate debt.
NOI from our Real Estate business increased by $13 million compared to the prior year quarter as same store growth supported by the strong performance of our Core properties was offset by net disposition activity and foreign exchange impacts on NOI for our Transitional and Development retail properties. The impact of elevated interest on floating rate debt reduced FFO by $136 million compared to the prior year quarter, primarily related to our transitional and development portfolio and were partially offset by the benefit of interest rate swaps.
Common equity remained consistent with prior quarter at $40.5 billion, as comprehensive income was offset by the impact of distributions to common and preferred equity holders and the impact of the adoption of IFRS 17. Refer to Part 2 – Review of Consolidated Financial Results for details.

Q2 2023 Interim Report    33

ASSET MANAGEMENT
FEE-BEARING CAPITAL
The following table summarizes fee-bearing capital:

AS AT JUN. 30, 2023 AND DEC. 31, 2022 (MILLIONS)	Long-Term Private Funds	Perpetual Strategies	Liquid Strategies	Total 2023	Total 2022
Renewable Power and Transition	$27,651	$24,270	$—	$51,921	$47,218
Infrastructure	47,580	48,994	—	96,574	85,887
Private Equity	33,051	7,485	—	40,536	39,317
Real Estate	67,099	31,082	—	98,181	103,025
Credit and other	52,058	28,049	72,429	152,536	142,416
June 30, 2023	$227,439	$139,880	$72,429	$439,748	n/a
December 31, 2022	$218,857	$127,155	$71,851	n/a	$417,863
We have approximately $40 billion of additional committed capital that does not currently earn fees but will generate approximately $400 million in annual fees once deployed.
Fee-bearing capital increased by $8.1 billion during the quarter. The changes are set out in the following table:

AS AT AND FOR THE THREE MONTHS ENDED JUN. 30, 2023 (MILLIONS)	Renewable Power and Transition	Infrastructure	Private Equity	Real Estate	Credit and Other	Total
Balance, March 31, 2023	$52,484	$92,752	$39,472	$98,092	$148,861	$431,661
Inflows	1,269	2,511	1,088	1,948	6,166	12,982
Outflows	—	—	—	(144)	(3,754)	(3,898)
Distributions	(490)	(988)	(11)	(1,482)	(629)	(3,600)
Market valuation	(895)	2,361	(1)	200	1,134	2,799
Other	(447)	(62)	(12)	(433)	758	(196)
Change	(563)	3,822	1,064	89	3,675	8,087
Balance, June 30, 2023	$51,921	$96,574	$40,536	$98,181	$152,536	$439,748
Renewable Power and Transition fee-bearing capital decreased by $563 million, due to:
•inflows largely driven by capital market issuances as well as capital deployed across our fund strategies; more than offset by
•decrease in market valuations as a result of the lower market capitalization of BEP; and
•quarterly distributions paid to BEP’s unitholders.
Infrastructure fee-bearing capital increased by $3.8 billion, due to:
•inflows from capital raised for our fifth flagship infrastructure fund; and
•increase in market valuations as a result of the higher trading price of BIP; partially offset by
•quarterly distributions paid to BIP’s unitholders and capital returned to investors across our long-term and perpetual private funds.
Private Equity fee-bearing capital increased by $1.1 billion, due to:
•inflows from capital raised for our sixth flagship private equity fund and capital deployed in other strategies; partially offset by
•quarterly distributions paid to BBU’s unitholders.
34    Q2 2023 BROOKFIELD CORPORATION

Real Estate fee-bearing capital increased by $89 million, due to:
•capital deployed within our third flagship fund and across various other private funds; partially offset by
•distributions across our perpetual strategies and capital returned to investors.
Credit and Other fee-bearing capital increased by $3.7 billion, due to:
•inflows primarily as a result of capital deployed within our credit strategies (specifically our eleventh flagship opportunistic credit fund), and capital deployed within our insurance solutions business; and
•higher market valuations, primarily from our perpetual private strategies; partially offset by
•outflows due to redemptions within our liquid strategies.
CARRY ELIGIBLE CAPITAL
Carry eligible capital1 increased by $6.5 billion during the quarter to $219.7 billion as at June 30, 2023 (March 31, 2023 – $213.1 billion). The increase was primarily related to capital deployed across our strategies, especially in our third infrastructure debt fund and our eleventh opportunistic credit fund, partially offset by the return of capital across various funds.
As at June 30, 2023, $152.0 billion of carry eligible capital was deployed (March 31, 2023 – $148.1 billion). This capital is either currently earning carried interest or will begin earning carried interest once its related funds have reached their preferred return threshold. There are currently $67.6 billion of uncalled fund commitments that will begin to earn carried interest once the capital is deployed and fund preferred returns are met (March 31, 2023 – $65.0 billion).

1.See definition in Glossary of Terms beginning on page 58.
Q2 2023 Interim Report    35

OPERATING RESULTS
DE from our Asset Management business includes fee-related earnings, net of corporate costs, and realized carried interest earned by us in respect of capital managed for our investors, excluding equity-based compensation costs. Fee-related earnings also include fees earned on the capital invested by us in the perpetual affiliates. This is representative of how we manage the business and measure the returns from our asset management activities. DE from our Asset Management business also includes operating earnings from our interests in direct investments.
To facilitate analysis, the following table disaggregates our Asset Management segment DE into distributable earnings from our asset manager, realized carried interest, net, and distributable earnings from direct investments as these are the measures that we use to analyze the performance of this segment. We also analyze unrealized carried interest, net, to provide insight into the value our investments have created in the period.
We have provided additional detail, where referenced, to explain significant variances from the prior period.

FOR THE THREE MONTHS ENDED JUN. 30 (MILLIONS)		DE
	Ref.	2023	2022
Distributable earnings from BAM	i	$395	$511
Realized carried interest, net	ii	170	48
Distributable earnings from direct investments	iii	212	358
		$777	$917

Generated carried interest
Generated in period		$266	$553
Foreign exchange		83	(225)
		349	328
Less: direct costs		(51)	(68)
Generated carried interest, net	iv	298	260
Less: generated carried interest not attributable to the Corporation		(27)	(5)
Total generated carried interest, net		$271	$255
i.Distributable earnings from BAM

FOR THE THREE MONTHS ENDED JUN. 30 (MILLIONS)	2023	2022
Fee revenues[1]
Base management fees	$983	$894
Incentive distributions	94	84
Transaction and advisory fees	9	15
	1,086	993
Less: direct costs	(507)	(442)
	579	551
Less: fee-related earnings not attributable to the Corporation	(31)	(35)
Fee-related earnings	548	516
Cash taxes	(68)	(21)
Other income (expense)	39	(9)
Add back: equity-based compensation costs	8	25
	527	511
Amounts not attributable to the Corporation	(132)	—
Distributable earnings from BAM	$395	$511

1.See definition in Glossary of Terms beginning on page 58.
36    Q2 2023 BROOKFIELD CORPORATION

Fee-related earnings increased to $548 million at our share, mainly due to higher base management fees driven by increased fee-bearing capital and growth in incentive distributions from BIP and BEP, partially offset by increased direct costs and lower one-time transaction and advisory fees earned on co-investment capital.
Base management fees increased by $89 million to $983 million, representing a 10% increase from the prior year quarter. The increase is broken down as follows:
•$53 million increase from our Infrastructure segment due to contributions from our fifth flagship infrastructure fund as well as higher fees from other perpetual strategies resulting from the capital deployment;
•$23 million increase from our Credit and Other segment due to capital deployed within our closed-end funds and capital deployed by our insurance solutions business;
•$12 million increase from our Private Equity segment primarily due to the capital raised for our sixth flagship private equity fund; and
•$8 million increase from our Real Estate segment largely due to increased commitments throughout 2022 in our fourth flagship real estate fund partially offset by the end of the investment period from an early vintage flagship fund; partially offset by
•$7 million decrease from our Renewable Power and Transition as positive contributions from our fifth flagship infrastructure fund were more than offset by decreased capitalization of BEP due to a lower trading price and the absence of catch-up fees earned from our global transition fund in the prior year.
Incentive distributions across our perpetual affiliates increased by $10 million to $94 million, due to higher distributions paid by BIP and BEP versus the prior year quarter.
The margin on our fee-related earnings, including our 68% share of Oaktree’s fee-related earnings, decreased to 56% in the current period (2022 – 58%). Our fee-related earnings margin before performance fees, including 100% of Oaktree’s fee-related earnings, was 53% in the current period (2022 – 55%).
Direct costs consist primarily of employee expenses and professional fees, as well as business related technology costs and other shared services. Direct costs increased by $65 million from the prior year quarter as we continue to scale our asset management franchise, including new product development and the broadening of our distribution capabilities.
Cash taxes and other income (expense) comprise of corporate costs of our asset management business. Amounts not attributable to the Corporation relate to non-controlling interest (“NCI”) of our asset management business.
ii.    Realized Carried Interest
We realize carried interest when a fund’s cumulative returns are in excess of preferred returns and are no longer subject to future investment performance (e.g., subject to “clawback”). During the quarter, we realized $170 million of carried interest, net of direct costs (2022 – $48 million), which were primarily driven by realizations from flagship funds within our infrastructure, private equity and real estate businesses.
We provide supplemental information and analysis below on the estimated amount of unrealized carried interest (see Section iii) that has accumulated based on fund performance up to the date of the consolidated financial statements.
iii.    Distributable earnings from direct investments
DE before realizations from our direct investments of $209 million was $48 million lower than the prior year quarter. The decrease is mainly attributable to lower unit sales at our Brazillian residential operations.

Q2 2023 Interim Report    37

iv.    Unrealized Carried Interest
The amounts of accumulated unrealized carried interest1 and associated costs are not included in our Consolidated Balance Sheets or Consolidated Statements of Operations as they are still subject to clawback. These amounts are shown in the following table:

	2023			2022
FOR THE THREE MONTHS ENDED JUN. 30 (MILLIONS)	Carried Interest	Direct Costs	Net	Carried Interest	Direct Costs	Net
Accumulated unrealized, beginning of period	$9,360	$(3,078)	$6,282	$8,404	$(2,753)	$5,651
In-period change
Generated in period	266	(23)	243	553	(123)	430
Foreign currency revaluation	83	(28)	55	(225)	55	(170)
	349	(51)	298	328	(68)	260
Less: realized	(245)	73	(172)	(99)	40	(59)
	104	22	126	229	(28)	201
Accumulated unrealized, end of period	9,464	(3,056)	6,408	8,633	(2,781)	5,852
Carried interest not attributable to the Corporation	(1,082)	528	(554)	(936)	483	(453)
Accumulated unrealized, end of period, net	$8,382	$(2,528)	$5,854	$7,697	$(2,298)	$5,399
Unrealized carried interest generated in the current quarter before foreign exchange and associated costs was $266 million primarily related to increased valuations across our strategies.
Accumulated unrealized carried interest, net1, totaled $8.4 billion as at June 30, 2023. We estimate approximately $2.5 billion in associated costs related to the future realization of the accumulated amounts to date, predominantly related to employee long-term incentive plans and taxes that will be incurred. We expect to recognize $4.5 billion of this carry at our share, before costs, within the next three years; however, realization of this carried interest is dependent on future investment performance and the timing of monetizations.

1.See definition in Glossary of Terms beginning on page 58.
38    Q2 2023 BROOKFIELD CORPORATION

INSURANCE SOLUTIONS
Our capital invested in our Insurance Solutions business is via our equity accounted investment in Brookfield Reinsurance Ltd.
SUMMARY OF OPERATING RESULTS
Distributable operating earnings (“DOE”) is a key measure of our Insurance Solutions business’ financial performance and is equivalent to its DE. The following table disaggregates our Insurance Solutions segment’s DOE by business line to facilitate analysis of the year-over-year variances:

FOR THE THREE MONTHS ENDED JUN. 30 (MILLIONS)	2023	2022
Net investment income	$581	$317
Cost of insurance	(356)	(245)
Interest expense	(58)	(22)
Operating expenses and other	(7)	(4)
Distributable operating earnings	$160	$46
Our DOE from our insurance solutions business was $160 million in the quarter, a $114 million increase from the prior quarter, primarily driven by a full quarter of contribution and growth from the acquisition of American National in May 2022, and the effect of redeploying its investment portfolio into higher yielding assets.
During the quarter, total insurance assets increased to $45 billion. The business continues to expand its spread earnings by re-deploying its short-duration investment portfolio into higher yielding assets. During the quarter, we redeployed $1.5 billion across the franchise at an average yield in excess of 8%, increasing the average yield on our insurance assets to 5.4%, higher than the average cost of capital of 3.2%. As a result, the spread earnings on the investment portfolio increased by 20 bps to 220 bps.
COMMON EQUITY
Common equity in our Insurance Solutions segment was $4.0 billion as at June 30, 2023 (2022 – $4.0 billion), comprised of our capital injected in this business since inception.
Q2 2023 Interim Report    39

RENEWABLE POWER AND TRANSITION
SUMMARY OF OPERATING RESULTS
The following table disaggregates our share of FFO and common equity of entities in our Renewable Power and Transition segment. In addition, we provide the cash distributions received. We have provided additional detail, where referenced, to explain significant movements from the prior period.

AS AT JUN. 30, 2023 AND DEC. 31, 2022 AND FOR THE THREE MONTHS ENDED JUN. 30 (MILLIONS)		FFO		Common Equity
	Ref.	2023	2022	2023	2022
Brookfield Renewable[1]	i	$119	$131	$4,775	$4,635
Energy contracts	ii	7	(23)	651	639
Realized disposition gains	iii	17	14	—	—
		$143	$122	$5,426	$5,274
Cash distributions received		$112	$77
1.Brookfield’s interest in BEP consists of 194.5 million redemption-exchange units, 68.8 million Class A limited partnership units, 4.0 million general partnership units, as well as 44.8 million Class A shares in Brookfield Renewable Corporation (“BEPC”), together representing an economic interest of 47% of BEP.
FFO increased by $21 million compared to the prior year quarter, primarily driven by higher realized pricing from inflation indexation on our contracted generation and hedge gains, partially offset by lower hydrology and wind generation volumes, and increased interest expense.
i.Brookfield Renewable
The following table disaggregates BEP’s generation and FFO by business line to facilitate analysis of the quarter-over-quarter variances:

FOR THE THREE MONTHS ENDED JUN. 30 (GIGAWATT HOURS AND MILLIONS)	Actual Generation (GWh)[1]		Long-Term Average (GWh)[1]		FFO
	2023	2022	2023	2022	2023	2022
Hydroelectric	4,994	5,541	5,496	5,535	$171	$205
Wind	1,441	1,545	1,773	1,684	107	76
Utility-scale solar	661	541	843	663	77	74
Distributed energy & sustainable solutions	447	351	291	270	54	38
Corporate	—	—	—	—	(97)	(99)
Attributable to unitholders	7,543	7,978	8,403	8,152	312	294
Non-controlling interests and other[2]					(176)	(163)
Segment reallocation[3]					(17)	—
Brookfield’s interest					$119	$131
1.Proportionate to BEP; see “Proportionate basis generation” in Glossary of Terms beginning on page 58.
2.Includes incentive distributions paid to Brookfield of $30 million (2022 – $24 million) as the general partner of BEP.
3.Segment reallocation refers to realized disposition gains, net of NCI, included in BEP’s operating FFO that we reclassify to realized disposition gains. This allows us to present FFO attributable to unitholders on the same basis as BEP in the table above.
BEP’s FFO for the quarter was $312 million, of which our share was $119 million compared to $131 million in the prior year quarter. Generation for the quarter totaled 7,543 GWh, a 5% decrease compared to the prior year quarter, and 10% lower than the long-term average (“LTA”)1 primarily due to lower hydrology resources in North America and wind resources in the U.S. Key variances for our operations are described on the following page.

1.See definition in Glossary of Terms beginning on page 58.
40    Q2 2023 BROOKFIELD CORPORATION

Hydroelectric
FFO in the current quarter decreased by $34 million relative to the prior year quarter primarily due to:
•higher revenue due to inflation indexation on the contracted generation and commercial initiatives; more than offset by
•lower resources and weaker hydrology across the portfolio; and
•increased financing expenses due to higher interest rates and upfinancing initiatives.
Wind
FFO in the current quarter increased by $31 million relative to the prior year quarter primarily due to:
•growth, including the completion of our 850MW repowering project in the U.S.;
•price increases in North and South America due to inflation indexation on contracted assets; and
•a gain on the partial sale of certain North American development assets.
Utility-Scale Solar
FFO in the current quarter increased by $3 million relative to the prior year quarter primarily due to:
•higher realized pricing due to inflation indexation and hedge gains; and
•contributions from the acquisition of an integrated distributed generation developer with approximately 500 MW of contracted operating and under construction assets, and an 1.8 GW of development pipeline in the U.S.; partially offset by
•absence of contributions from dispositions of certain wind assets.
Distributed Energy & Sustainable Solutions
FFO from our distributed energy and sustainable solutions operation increased by $16 million relative to the prior year quarter, primarily attributable to growth from recent acquisitions and development activities, as well as higher realized pricing, partially offset by decreased volumes due to timing of maintenance activities.
Corporate
The corporate FFO deficit remained constant as contributions from asset dispositions were offset by increased interest expense on elevated borrowings and higher interest rates.
ii.Energy Contracts
During the quarter, we purchased 854 GWh (2022 – 949 GWh) from BEP at $75 per MWh (2022 – $76 per MWh) and sold the purchased generation at an average selling price of $84 per MWh (2022 – $54 per MWh). As a result, we recognized FFO of $7 million, an increase from the prior year due to pricing.
iii.Realized Disposition Gains
Realized disposition gains of $17 million for the quarter are attributable to partial sale of a 378 MW operating hydroelectric portfolio in the U.S., while disposition gains of $14 million for the prior year quarter relate to the sale of our Brazil hydroelectric portfolio and solar assets in Asia.
COMMON EQUITY
Common equity in our Renewable Power and Transition segment was $5.4 billion as at June 30, 2023 (December 31, 2022 – $5.3 billion). Contributions from earnings were offset by distributions to unitholders.

Q2 2023 Interim Report    41

INFRASTRUCTURE
SUMMARY OF OPERATING RESULTS
The following table disaggregates our share of FFO and common equity of entities in our Infrastructure segment. In addition, we provide the cash distributions received. We have provided additional detail, where referenced, to explain significant movements from the prior period.

AS AT JUN. 30, 2023 AND DEC. 31, 2022 AND FOR THE THREE MONTHS ENDED JUN. 30 (MILLIONS)		FFO		Common Equity
	Ref.	2023	2022	2023	2022
Brookfield Infrastructure[1]	i	$132	$123	$2,513	$2,524
Realized disposition gains		111	60	—	—
		$243	$183	$2,513	$2,524
Cash distributions received		$80	$75
1.Brookfield’s interest consists of 193.6 million redemption-exchange units, 0.4 million limited partnership units, 2.4 million general partnership units of BIP LP, as well as 13.0 million Class A shares in Brookfield Infrastructure Corporation (“BIPC”), together representing an economic interest of 27% of BIP.
FFO increased by $60 million compared to the prior year quarter. Excluding the impact of disposition gains, the increase of $9 million was primarily as a result of organic growth initiatives, capital commissioned into the rate base, inflation indexation on contracts, and acquisitions net of dispositions, partially offset by higher financing costs.
i.Brookfield Infrastructure
The following table disaggregates BIP’s FFO by business line to facilitate analysis of the year-over-year variances:

FOR THE THREE MONTHS ENDED JUN. 30 (MILLIONS)	2023	2022
Utilities	$224	$188
Transport	199	199
Midstream	161	170
Data	72	60
Corporate	(104)	(104)
Attributable to unitholders	552	513
Non-controlling interests and other[1]	(416)	(386)
Segment reallocation[2]	(4)	(4)
Brookfield’s interest	$132	$123
1.Includes incentive distributions paid to Brookfield of $66 million (2022 – $60 million) as the general partner of BIP.
2.Segment reallocation refers to certain items, net of NCI, included in BIP’s FFO that we reclassify.
BIP’s FFO for the quarter was $552 million, of which our share was $132 million compared to $123 million in the prior year quarter. Key variances for our operations are described below and on the following page.
Utilities
FFO in our utilities operations of $224 million was $36 million higher than the prior year quarter. The increase is mainly attributable to:
•contributions from the acquisition of a residential infrastructure business operating in North America and Europe in January 2023;
•increased volume from higher connections income at our U.K. regulated distribution business; and
•benefits of inflation indexation and capital commissioned into the rate base; partially offset by
•absence of contribution from five electricity transmission lines in Brazil divested in Q4 2022; and
•higher interest expense, primarily from new debt issuances and refinancings, as well as increased rates.
42    Q2 2023 BROOKFIELD CORPORATION

Transport
FFO from our transport operations of $199 million was consistent compared to the prior year quarter as the benefit of organic growth from high inflationary tariff increases was offset by higher interest expense from refinancings at our Australian rail network and U.K. port operations.
Midstream
FFO from our midstream operations of $161 million was $9 million lower than the prior year quarter as strong performance at our North American gas storage business was more than offset by the decline in market sensitive revenues and increase in interest expense upon refinancing.
Data
FFO from our data operations of $72 million was $12 million higher than the prior year quarter as results benefitted from strong underlying growth from additional towers across our telecom tower portfolio and megawatts commissioned across our global data storage business, as well as a full quarter contributions from acquisitions of a European telecom tower operation and an Australian fibre-to-the-home business, purchased in February 2023 and August 2022, respectively. The increase was partially offset by higher interest expense on financings to support capital projects.
Corporate
The Corporate FFO deficit of $104 million was consistent compared to the prior year quarter.
COMMON EQUITY
Common equity in our Infrastructure segment was $2.5 billion as at June 30, 2023 (December 31, 2022 – $2.5 billion). Contributions from earnings were offset by distributions to unitholders.
This equity is primarily comprised of our investments in PP&E and certain concessions, which are recorded as intangible assets. Our PP&E is recorded at fair value and revalued annually while concessions are considered as intangible assets under IFRS, and therefore recorded at historical cost and amortized over the life of the concession. Accordingly, a smaller portion of our equity is impacted by revaluation compared to our Real Estate and Renewable Power and Transition segments, where a larger portion of the balance sheet is subject to revaluation.
Q2 2023 Interim Report    43

PRIVATE EQUITY
SUMMARY OF OPERATING RESULTS
The following table disaggregates our share of FFO and common equity of entities in our Private Equity segment. In addition, we provide the cash distributions received. We have provided additional detail, where referenced, to explain significant movements from the prior period.

AS AT JUN. 30, 2023 AND DEC. 31, 2022 AND FOR THE THREE MONTHS ENDED JUN. 30 (MILLIONS)		FFO		Common Equity
	Ref.	2023	2022	2023	2022
Brookfield Business Partners[1]	i	$116	$211	$2,515	$2,439
Realized disposition gains	ii	5	12	—	—
		$121	$223	$2,515	$2,439
Cash distributions received[2]		$9	$9	$(102)
1.Brookfield’s interest in BBU consists of 69.7 million redemption-exchange units, 25.2 million limited partnership units, eight general partnership units, as well as 47.2 million Class A shares in Brookfield Business Corporation (“BBUC”), together representing an economic interest of 65% of BBU.
2.BBU pays a modest distribution as the majority of its FFO is reinvested within the business.
FFO decreased by $102 million compared to the prior year quarter as increased contributions from recent acquisitions were more than offset by impacts of the adoption of IFRS 17 at our residential mortgage insurer, lower volume in our industrials operations, and increased interest expense as a result of increased borrowings and higher interest rates on floating rate debt.
i.Brookfield Business Partners
The following table disaggregates BBU’s FFO by business line to facilitate analysis of the year-over-year variances:

FOR THE THREE MONTHS ENDED JUN. 30 (MILLIONS)	2023	2022
Business services	$119	$151
Infrastructure services	88	124
Industrials	63	101
Corporate	(85)	(34)
Attributable to unitholders	185	342
Non-controlling interests	(64)	(119)
Segment reallocation and other[1]	(5)	(12)
Brookfield’s interest	$116	$211
1.Segment reallocation and other refers to realized disposition gains, net of NCI, included in BBU’s FFO that we reclassify to realized disposition gains. This allows us to present FFO attributable to unitholders on the same basis as BBU.
BBU generated $185 million of FFO compared to $342 million in the prior year quarter, with our share being $116 million compared to $211 million in the prior year quarter. Key variances are described on the following page.
44    Q2 2023 BROOKFIELD CORPORATION

Business Services
Business services’ FFO disposition gains in the prior year included gains on the disposition of a financial asset. Excluding disposition gains, FFO decreased by $25 million compared to the prior year quarter, primarily driven by:
•increased contributions from the acquisition of dealer software and technology services operations, payment processing services operations, audience measurement operations, an Australian residential mortgage lender, and fleet management and car rental services; more than offset by
•decreased contributions from our residential mortgage insurer upon adoption of IFRS 17, the new insurance accounting standard; and
•higher interest expense on borrowings to support recent acquisitions.
Infrastructure Services
Within our infrastructure services operations, we generated $88 million of FFO, a decrease of $36 million compared to the prior year quarter, largely driven by:
•decreased contributions from our offshore oil services operations due to lower volumes from floating production storage and offloading operations and lower pricing from the absence of oil price tariffs earned in the prior period; and
•higher interest expense as a result of increased borrowings and interest rates.
Industrials
Industrials generated $63 million of FFO, a decrease of $38 million compared to prior year quarter, primarily due to:
•decreased contributions from our graphite electrode operations, solar power solutions operations, and natural gas production operations due to price and volume impacts; and
•higher interest expense, particularly at our engineered components manufacturing business and our advanced energy storage operations as a result of increased borrowings and interest rates, respectively.
Corporate
The corporate FFO deficit increased by $51 million compared to prior year quarter, primarily due to higher interest expense driven by rate increases, and the absence of tax recoveries utilized in the prior year quarter.
ii.Realized Disposition Gains
Realized disposition gains of $5 million in the quarter and $12 million in the prior year quarter are related to dispositions from certain financial assets.
COMMON EQUITY
Common equity in our Private Equity segment was $2.5 billion as at June 30, 2023 (December 31, 2022 – $2.4 billion). The increase was mainly attributable to contributions from FFO that were partially offset by the impact of depreciation. The depreciable assets held in these operations are recorded at amortized cost, with depreciation recorded on a quarterly basis, with the exception of investments in financial assets, which are carried at fair value based predominantly on quoted prices.
Q2 2023 Interim Report    45

REAL ESTATE
SUMMARY OF OPERATING RESULTS
The following table disaggregates our share of NOI and common equity of entities in our Real Estate segment. In addition, we provide the cash distributions received. We have provided additional detail, where referenced, to explain significant movements from the prior period. Included in directly held assets is our North American residential development business, which is conducted through Brookfield Residential Properties ULC.
We present the operating results of our Real Estate segment based on our strategy to invest in Core, and Transitional and Development properties.

AS AT JUN. 30, 2023 AND DEC. 31, 2022 AND FOR THE THREE MONTHS ENDED JUN. 30 (MILLIONS)		NOI		Common Equity
	Ref.	2023	2022	2023	2022
Brookfield Property Group[1]	i	$825	$812	$22,793	$22,825
1.See “Economic ownership interest” in the Glossary of Terms beginning on page 58.
NOI from our Real Estate business increased by $13 million compared to the prior year quarter, driven by growth in same-store NOI, partially offset by net disposition activity.
i.    Brookfield Property Group
The following table disaggregates BPG’s NOI by business line to facilitate analysis of the year-over-year variances:

FOR THE THREE MONTHS ENDED JUN. 30 (MILLIONS)	2023	2022
Core	$375	$348
Transitional and Development	450	464
Brookfield’s interest	$825	$812
BPG’s NOI for the quarter was $825 million compared to $812 million in the prior year quarter. Key variances for our operations are described below.
Core
NOI of $375 million was $27 million higher than the prior year quarter, primarily due to higher income across our retail properties and higher rents, in addition to commencement of lease term and operations at certain office properties, and reduction of lease inducements recognized in the prior year.
Transitional and Development
NOI of $450 million was $14 million lower than the prior year quarter, mainly attributable to the impacts of decreased contributions from partial dispositions in the quarter.
COMMON EQUITY
Common equity in our Real Estate segment remained consistent at $22.8 billion as at June 30, 2023 compared to December 31, 2022.
46    Q2 2023 BROOKFIELD CORPORATION

CORPORATE ACTIVITIES
SUMMARY OF OPERATING RESULTS
The following table disaggregates FFO and common equity into the principal assets and liabilities within our Corporate Activities segment to facilitate analysis:

AS AT JUN. 30, 2023 AND DEC. 31, 2022 AND FOR THE THREE MONTHS ENDED JUN. 30 (MILLIONS)	FFO		Common Equity
	2023	2022	2023	2022
Corporate cash and financial assets, net	$43	$(15)	$328	$477
Corporate costs and taxes/net working capital	(22)	(20)	67	(1,807)
Corporate borrowings	(154)	(124)	(13,618)	(11,390)
Preferred equity[1]	—	—	(4,333)	(4,375)
Realized disposition gains	—	29	—	—
	$(133)	$(130)	$(17,556)	$(17,095)
1.FFO excludes preferred share distributions of $43 million (2022 – $39 million).

Our portfolio of corporate cash and financial assets is generally recorded at fair value with changes recognized through net income, unless the underlying financial investments are classified as fair value through other comprehensive income, in which case changes in value are recognized in other comprehensive income. Loans and receivables are typically carried at amortized cost. As at June 30, 2023, our portfolio of corporate cash and financial assets included $1.2 billion of cash and cash equivalents (December 31, 2022 – $1.3 billion). The change is due to $2.3 billion of distributable earnings and $1.6 billion of term notes and commercial paper issuances, offset by investments into our Asset Management and Insurance Solutions businesses and return of capital to shareholders.
Our corporate cash and financial assets generated FFO of $43 million compared to FFO deficit of $15 million in the prior year quarter primarily due to gains from the trading portfolio, partially offset by interest expense on cash placed on deposit with the Corportion by our Asset Management business.
Net working capital was in an asset position of $67 million as at June 30, 2023, compared to a liability position of $1.8 billion in the prior year. Included within this balance are net deferred income tax assets of $451 million (December 31, 2022 – $363 million) and accounts payable net of receivables of $584 million (December 31, 2022 – $2.0 billion). The FFO deficit of $22 million includes corporate costs and cash taxes and was consistent with the prior year quarter.
Corporate borrowings are generally issued with fixed interest rates. Some of these borrowings are denominated in Canadian dollars and therefore the carrying value fluctuates with changes in the foreign exchange rate. A number of these borrowings have been designated as hedges of our Canadian dollar net investments within our other segments, resulting in the majority of the currency revaluation being recognized in other comprehensive income. The $154 million FFO deficit reported through corporate borrowings reflects the interest expense on all of our corporate borrowings. The increase from the prior year quarter was primarily attributable to corporate debt issuances completed over the last twelve months.
Preferred equity is not revalued under IFRS and is consistent with year-end. We describe cash and financial assets, corporate borrowings and preferred equity in more detail within Part 4 – Capitalization and Liquidity.
Q2 2023 Interim Report    47

PART 4
CAPITALIZATION AND LIQUIDITY
CAPITALIZATION
We review key components of our capitalization in the following sections. In several instances we have disaggregated the balances into the amounts attributable to our operating segments in order to facilitate discussion and analysis.
Corporate Capitalization1 – reflects the amount of debt held in the Corporate Activities segment and our issued and outstanding common and preferred shares. Corporate debt includes unsecured bonds and draws on revolving credit facilities and the issuance of short-term commercial paper. As at June 30, 2023, our corporate capitalization was $63.8 billion (December 31, 2022 – $61.5 billion) with a debt to capitalization1,2 of 19% (December 31, 2022 – 19%).
Consolidated Capitalization1 – reflects the aggregate capitalization of wholly owned, partially owned, and managed entities that we consolidate in our financial statements. As at June 30, 2023, consolidated capitalization was consistent compared to year-end. Much of the borrowings issued within our managed entities are included in our consolidated balance sheet notwithstanding that virtually none of this debt has any recourse to the Corporation.
The following table presents our capitalization on a corporate and consolidated basis:

AS AT JUN. 30, 2023 AND DEC. 31, 2022 (MILLIONS)		Corporate		Consolidated
	Ref.	2023	2022	2023	2022
Corporate borrowings	i	$13,618	$11,390	$13,618	$11,390
Non-recourse borrowings
Subsidiary borrowings	i	—	—	16,287	15,140
Property-specific borrowings	i	—	—	189,798	187,544
		13,618	11,390	219,703	214,074
Accounts payable and other		5,228	5,985	57,977	57,065
Deferred income tax liabilities		122	112	24,333	23,190
Subsidiary equity obligations		—	—	4,049	4,188
Liabilities associated with assets classified as held for sale		—	—	1,489	876
Equity
Non-controlling interests		230	230	110,982	98,138
Preferred equity	ii	4,103	4,145	4,103	4,145
Common equity	iii	40,498	39,608	40,498	39,608
		44,831	43,983	155,583	141,891
Total capitalization		$63,799	$61,470	$463,134	$441,284

Debt to capitalization[2]	19%	19%	47%	49%

1.See definition in Glossary of Terms beginning on page 58.
2.Determined as the aggregate of corporate borrowings and non-recourse borrowings divided by total capitalization. Draws on revolving facilities and commercial paper issuances are excluded from the debt to capitalization ratios as they are not permanent sources of capital.
48    Q2 2023 BROOKFIELD CORPORATION

i.    Borrowings
Corporate Borrowings

AS AT JUN. 30, 2023 AND DEC. 31, 2022 (MILLIONS)	Average Rate		Average Term (Years)		Consolidated
	2023	2022	2023	2022	2023	2022
Term debt	4.3%	4.2%	13	13	$12,064	$11,467
Commercial paper	5.9%	n/a	<1	n/a	1,634	—
Deferred financing costs	n/a	n/a	n/a	n/a	(80)	(77)
Total					$13,618	$11,390
As at June 30, 2023, corporate borrowings included term debt of $12.1 billion (December 31, 2022 – $11.5 billion) which had an average term to maturity of 13 years (December 31, 2022 – 13 years). Term debt consists of public and private bonds, all of which are fixed rate and have maturities ranging from 2024 to 2080. These financings provide an important source of long-term capital and are appropriately matched to our long-term asset profile.
Our term debt temporarily increased due to a $550 million notes offering at the end of June 2023, proceeds from which were used in July 2023 to redeem our senior notes due in April 2024. We had $1.6 billion of  commercial paper outstanding and no draws on our revolving facility as at June 30, 2023 (December 31, 2022 – $nil). As at June 30, 2023, $57 million of the facilities were utilized for letters of credit (December 31, 2022 – $50 million).
Subsidiary Borrowings
We endeavor to capitalize our perpetual affiliates to enable continuous access to debt capital markets, usually on an investment-grade basis, thereby reducing the demand for capital from the Corporation. Subsidiary borrowings include perpetual affiliates’ recourse term debt and credit facility draws. These borrowings have no recourse to the Corporation.

AS AT JUN. 30, 2023 AND DEC. 31, 2022 (MILLIONS)	Average Rate		Average Term (Years)		Consolidated
	2023	2022	2023	2022	2023	2022
Renewable Power and Transition	4.3%	4.2%	11	10	$2,650	$2,546
Infrastructure	4.9%	4.4%	8	10	4,691	3,666
Private Equity	8.2%	7.3%	5	4	2,135	2,226
Real Estate	6.1%	5.5%	4	4	6,811	6,702
Total	5.7%	5.3%	7	6	$16,287	$15,140
Property-Specific Borrowings
As part of our financing strategy, the majority of our debt capital is in the form of property-specific borrowings and project financings and is denominated in local currencies that have recourse only to the assets being financed and have no recourse to the Corporation or the relevant perpetual affiliate.

AS AT JUN. 30, 2023 AND DEC. 31, 2022 (MILLIONS)	Average Rate		Average Term (Years)		Consolidated
	2023	2022	2023	2022	2023	2022
Renewable Power and Transition	6.7%	6.1%	9	9	$22,372	$22,826
Infrastructure	6.7%	6.5%	7	6	33,478	29,881
Private Equity	8.2%	7.3%	6	6	48,846	48,787
Real Estate	7.0%	6.1%	3	3	85,101	86,050
Total	7.2%	6.5%	5	5	$189,798	$187,544
Property-specific borrowings have increased by $2.3 billion since December 31, 2022, primarily due to acquisitions at our infrastructure business.
Q2 2023 Interim Report    49

Fixed and Floating Interest Rate Exposure
Many of our borrowings, including all corporate borrowings recourse to the Corporation, are fixed rate, long-term financings. The remainder of our borrowings are at floating rates; however, from time to time, we enter into interest rate contracts to swap our floating rate exposure to fixed rates.
As at June 30, 2023, 76% of our share of debt outstanding, including the effect of swaps, was fixed rate. Accordingly, changes in interest rates are typically limited to the impact of refinancing borrowings at prevailing market rates or changes in the level of debt as a result of acquisitions and dispositions.
The following table presents the fixed and floating rates of interest expense:

AS AT JUN. 30, 2023 AND DEC. 31, 2022 (MILLIONS)	Fixed Rate				Floating Rate
	2023		2022		2023		2022
	Average Rate	Consolidated	Average Rate	Consolidated	Average Rate	Consolidated	Average Rate	Consolidated
Corporate borrowings	4.3%	$13,618	4.2%	$11,390	—%	$—	—%	$—
Subsidiary borrowings	4.8%	10,708	4.5%	9,346	7.5%	5,579	6.3%	5,794
Property-specific borrowings	5.1%	60,776	4.9%	57,908	8.2%	129,022	7.1%	129,637
Total	5.0%	$85,102	4.7%	$78,644	8.2%	$134,601	7.0%	$135,431
ii.    Preferred Equity
Preferred equity represents permanent non-participating preferred shares that provide leverage to our common equity. The shares are categorized by their principal characteristics in the following table:

AS AT JUN. 30, 2023 AND DEC. 31, 2022 (MILLIONS)	Term	Average Rate		Amount
		2023	2022	2023	2022
Fixed rate-reset	Perpetual	4.6%	4.3%	$2,901	$2,901
Fixed rate	Perpetual	4.8%	4.8%	739	739
Floating rate	Perpetual	5.0%	4.3%	463	505
Total		4.6%	4.4%	$4,103	$4,145
Fixed rate-reset preferred shares are issued with an initial fixed rate coupon that is reset after an initial period, typically five years, at a predetermined spread over the Canadian five-year government bond yield. The average reset spread as at June 30, 2023 was 283 basis points.
50    Q2 2023 BROOKFIELD CORPORATION

iii.    Common Equity
Issued and Outstanding Shares
Changes in the number of issued and outstanding Class A and Class B shares during the periods are as follows:

AS AT AND FOR THE PERIODS ENDED JUN. 30 (MILLIONS)	Three Months Ended		Six Months Ended
	2023	2022	2023	2022
Outstanding at beginning of period	1,564.4	1,566.3	1,573.4	1,568.8
Issued (repurchased)
Issuances	—	0.1	0.3	0.1
Repurchases	(1.2)	(5.1)	(11.7)	(9.0)
Long-term share ownership plans[1]	0.6	0.6	1.8	1.9
Dividend reinvestment plan and others	0.1	—	0.1	0.1
Outstanding at end of period	1,563.9	1,561.9	1,563.9	1,561.9
Unexercised options and other share-based plans[1] and exchangeable shares of affiliate	56.4	76.2	56.4	76.2
Total diluted shares at end of period	1,620.3	1,638.1	1,620.3	1,638.1
1.Includes management share option plan and restricted stock plan.
The company holds 71.9 million Class A shares (June 30, 2022 – 77.1 million) purchased by consolidated entities in respect of long-term share ownership programs, which have been deducted from the total amount of shares outstanding at the date acquired. Diluted shares outstanding include nil (June 30, 2022 – 16.1 million) shares issuable in respect of these plans based on the market value of the Class A shares as at June 30, 2023 and June 30, 2022, resulting in a net reduction of 71.9 million (June 30, 2022 – 61.0 million) diluted shares outstanding.
During the second quarter of 2023, 0.5 million options were exercised, of which 0.1 million and 0.1 million were issued on a net-settled and gross basis, respectively, resulting in the cancellation of 0.3 million vested options.
The cash value of unexercised options was $1.1 billion as at June 30, 2023 (June 30, 2022 – $1.4 billion) based on the proceeds that would be paid on exercise of the options.
As at August 10, 2023, the Corporation had outstanding 1,563,228,898 Class A shares and 85,120 Class B shares. Refer to Note 12 of the consolidated financial statements for additional information on equity.
Q2 2023 Interim Report    51

LIQUIDITY
CORPORATE LIQUIDITY
We maintain significant liquidity at the corporate level. Our primary sources of liquidity, which we refer to as core liquidity1, consist of:
•cash and financial assets, net of other associated liabilities; and
•undrawn committed credit facilities.
We further assess overall liquidity inclusive of our Operating Businesses and our Insurance Solutions business because of their role in funding acquisitions both directly and through funds managed by our Asset Management business. On a group basis, we had $34 billion of core liquidity, including liquidity from corporate and perpetual affiliates, and $117 billion of total liquidity1, including third-party commitments available for drawdown in the private funds of our Asset Management business, as at June 30, 2023.
CAPITAL REQUIREMENTS
The Corporation has very few non-discretionary capital requirements. Our largest normal course capital requirement are our debt maturities and commitments into the funds managed by our Asset Management business. We do not have any debt maturities until March 2024, when approximately $1 billion is due. Periodically, we will fund capital calls for our fund commitments, strategic acquisitions to expand our capabilities and seed new investment strategies.
At the perpetual affiliate level, the largest normal course capital requirements are debt maturities and the pro-rata share of private fund capital calls. New acquisitions are primarily funded through the private funds or perpetual affiliates that are managed by our Asset Management business. We endeavor to structure these entities so that they are self-funding, preferably on an investment-grade basis, and in almost all circumstances do not rely on financial support from the Corporation.
In the case of private funds in our Asset Management business, the necessary equity capital is obtained by calling on commitments made by the limited partners in each fund, which include commitments made by our perpetual affiliates as well as the Corporation. As at June 30, 2023, the Corporation has funded $2.6 billion of our $2.75 billion commitment to our third flagship real estate fund alongside BPG’s $1 billion commitment. The Corporation has committed $3.5 billion to our fourth flagship real estate fund of which $1.8 billion has been funded. The Corporation has committed $750 million to our eleventh opportunistic credit fund of which $638 million has been funded. The Corporation has additionally committed $750 million to our twelfth opportunistic credit fund. In the case of perpetual affiliates, capital requirements are funded through their own resources and access to capital markets, which may be supported by us from time to time through participation in equity offerings or bridge financings.
At the asset level, we schedule ongoing capital expenditure programs to maintain the operating capacity of our assets at existing levels. We refer to this as sustaining capital expenditures. The sustaining capital expenditure programs are typically funded by, and represent a relatively small proportion of, the operating cash flows within each business. The timing of these expenditures is discretionary; however, we believe it is important to maintain the productivity of our assets in order to optimize cash flows and value accretion.

1.See definition in Glossary of Terms beginning on page 58.
52    Q2 2023 BROOKFIELD CORPORATION

CORE AND TOTAL LIQUIDITY
The following table presents core liquidity of the Corporation, perpetual affiliates and managed funds:

AS AT JUN. 30, 2023 AND DEC. 31, 2022 (MILLIONS)	Corporate Liquidity[1]		Group Liquidity
	2023	2022	2023	2022
Cash and financial assets, net	$2,516	$2,893	$24,312	$27,440
Undrawn committed credit facilities	2,533	2,540	9,575	9,284
Core liquidity	5,049	5,433	33,887	36,724
Uncalled private fund commitments	—	—	83,075	87,364
Total liquidity[2]	$5,049	$5,433	$116,962	$124,088
1.Corporate cash and financial assets includes our proportionate share of the asset manager’s cash and financial assets of $2.2 billion as at June 30, 2023 (2022 – $2.9 billion)
2.Includes $20 billion of liquidity held through our insurance portfolio.
As at June 30, 2023, the Corporation’s core liquidity was $5.0 billion, consisting of $2.5 billion in cash and financial assets, inclusive of our proportionate share of our Asset Management business’ cash and financial assets, and $2.5 billion in undrawn credit facilities. The Corporation’s liquidity is readily available for use without any material tax consequences. We utilize this liquidity to support the activities of our perpetual affiliates and funding strategic transactions.
The Corporation has the ability to raise additional liquidity through the issuance of securities and the sale of holdings of listed investments within our perpetual affiliates and other investments on the following page. However, this is not included in our core liquidity as we are generally able to finance our operations and capital requirements through other means.
During the second quarter of 2023, we generated $1.2 billion of distributable earnings, inclusive of:
•$1.1 billion of distributable earnings before realizations, excluding corporate costs and other;
•realizations, including $170 million of net realized carried interest and $4 million of realized disposition gains from principal investments; partially offset by
•corporate costs, interest expense, and preferred share dividends, net of equity-based compensation costs, of $148 million.
The Corporation paid $110 million in cash dividends on its common equity during the quarter ended June 30, 2023 (2022 – $110 million). The Corporation also returned $36 million to shareholders via NCIB share repurchases (2022 – $237 million).
Q2 2023 Interim Report    53

The following table shows the quoted market value of the company’s listed securities and annual cash distributions of the company’s operating businesses based on current distribution policies for each entity:

AS AT JUN. 30, 2023 (MILLIONS, EXCEPT PER UNIT AMOUNTS)	Ownership %	Brookfield Owned Units	Distributions Per Unit[1]	Quoted Value[2]	Current Distributions (Current Rate)[3]	YTD Distributions (Actual)
Distributions from investments
Brookfield Renewable[4]	47%	312.0	$1.35	$9,292	$421	$210
Brookfield Infrastructure[5]	27%	209.4	1.53	7,760	320	160
Brookfield Business Partners[6]	65%	142.1	0.25	2,540	36	18
Brookfield Property Group[7]	100%	n/a	n/a	n/a	1,442	725
Total					$2,219	$1,113
1.Based on current distribution policies.
2.Quoted value represents the value of Brookfield owned units as at market close on June 30, 2023.
3.Distributions (current rate) are calculated by multiplying units held as at June 30, 2023 by distributions per unit. Actual dividends may differ due to timing of dividend increases and payment of special dividends, which are not factored into the current rate calculation. See definition in Glossary of Terms beginning on page 58.
4.Brookfield owned units represent the combined units held in BEP and BEPC.
5.Brookfield owned units represent the combined units held in BIP and BIPC.
6.Brookfield owned units represent the combined units held in BBU and BBUC.
7.BPG’s distributions include $nil of preferred share dividends received by the Corporation for the quarter ended June 30, 2023 (2022 – $16 million).
54    Q2 2023 BROOKFIELD CORPORATION

REVIEW OF CONSOLIDATED STATEMENTS OF CASH FLOWS
The following table summarizes the consolidated statements of cash flows within our consolidated financial statements:

FOR THE PERIODS ENDED JUN. 30 (MILLIONS)	Three Months Ended		Six Months Ended
	2023	2022	2023	2022
Operating activities	$406	$3,128	$1,524	$3,598
Financing activities	(228)	13,104	10,538	14,257
Investing activities	(862)	(15,547)	(14,164)	(18,219)
Change in cash and cash equivalents	$(684)	$685	$(2,102)	$(364)
This statement reflects activities within our consolidated operations and therefore excludes activities within non-consolidated entities.
Operating Activities
Cash flows from operating activities totaled $406 million in the second quarter of 2023, a $2.7 billion decrease from the prior year quarter. Excluding the net change in non-cash working capital, cash flow from operating activities decreased by $1.3 billion versus the prior year quarter. Strong underlying performance across our businesses and contributions from recent acquisitions were offset by higher interest expense primarily due to incremental debt from refinancings, and higher interest rates on floating rate debt.
Financing Activities
Net cash flows used by financing activities totaled $228 million in the second quarter of 2023 versus $13.1 billion inflows in the prior year quarter, and primarily related to:
•capital provided from non-controlling interests, net of capital repaid, of $7.7 billion;
•corporate borrowings arranged of $550 million; more than offset by
•non-recourse repayments, net of credit draws, of $5.9 billion; and
•cash distributions to non-controlling interests and shareholders of $2.9 billion.
Investing Activities
Net cash flows used by investing activities were $862 million in the second quarter of 2023 versus $15.5 billion in the prior year quarter, and mainly related to:
•acquisitions and additions to investment properties, net of dispositions, of $1.4 billion;
•acquisitions and additions to PP&E, net of dispositions, of $1.4 billion; partially offset by
•dispositions of subsidiaries, net of acquisitions, of $1.2 billion primarily associated with the our Infrastructure segment.
Refer to Note 4 Acquisitions of Consolidated Entities and Note 8 Equity Accounted Investments in the consolidated financial statements for further details.
Q2 2023 Interim Report    55

PART 5
ACCOUNTING POLICIES AND INTERNAL CONTROLS
ACCOUNTING POLICIES, ESTIMATES AND JUDGMENTS
OVERVIEW
We are a publicly held Canadian corporation and, as such, we prepare our consolidated financial statements in accordance with IFRS.
We present our consolidated balance sheets on a non-classified basis, meaning that we do not distinguish between current and long-term assets or liabilities. We believe this classification is appropriate given the nature of our business strategy.
The preparation of the consolidated financial statements requires management to select appropriate accounting policies and to make judgments and estimates that affect the carrying amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the consolidated financial statements and the reported amounts of revenues and expenses during the reporting period. Actual amounts could differ from those estimates.
In making judgments and estimates, management relies on external information and observable conditions, where possible, supplemented by internal analysis, as required. These estimates have been applied in a manner consistent with the prior year and there are no known trends, commitments, events or uncertainties that we believe will materially affect the methodology or assumptions utilized in this report. As we update the fair values of our investment property portfolios quarterly, with gains reflected in net income, we discuss judgments and estimates relating to the key valuation metrics in Note 11 of the 2022 audited consolidated financial statements and below.
For further reference on accounting policies, including new and revised standards issued by the IASB and judgments and estimates, see our accounting policies contained in Note 2 of the 2022 audited consolidated financial statements.
ACCOUNTING ESTIMATES
IFRS uses a control-based model to determine if consolidation is required. Therefore, we are deemed to control an investment if we: (1) exercise power over the investee; (2) are exposed to variable returns from our involvement with the investee; and (3) have the ability to use our power to affect the amount of the returns. Due to the ownership structure of many of our subsidiaries, we control entities in which we hold only a minority economic interest. Please refer to Part 2 – Review of Consolidated Financial Results for additional information.
i.Investment Properties
We classify the majority of the property assets within our Real Estate segment as investment properties. Our valuations are prepared at the individual property level by internal investment professionals with the appropriate expertise in the respective industry, geography and asset type. These valuations are updated at each balance sheet date with gains or losses recognized in net income.
The majority of underlying cash flows in the models are comprised of contracted leases, many of which are long term, with our office assets within our Core and Transitional and Development portfolios having a combined 86% occupancy level and an average 8 year lease life, while our retail assets within our Core and Transitional and Development portfolios have a combined occupancy rate of 93%. The models also include property-level assumptions for renewal probabilities, future leasing rates and capital expenditures. These are reviewed as part of the business planning process and external market data is utilized when determining the cash flows associated with lease renewals.
56    Q2 2023 BROOKFIELD CORPORATION

We test the outcome of our process by having a number of our properties externally appraised each year, including appraisals for core office properties, at least on a three-year rotating basis. We compare the results of the external appraisals to our internally prepared values and reconcile significant differences when they arise. In the current year, 30 of our properties were externally appraised, representing a gross property value of $13.6 billion of assets; external appraisals were within 1% of management’s valuations.
The valuations are most sensitive to changes in cash flows, which include assumptions relating to lease renewal probabilities, downtime, capital expenditures, future leasing rates and associated leasing costs, discount rates and terminal capitalization rates. The key valuation metrics of our real estate assets as at June 30, 2023 and December 31, 2022 are summarized below.

AS AT JUN. 30, 2023 AND DEC. 31, 2022	Core		Transitional and Development		LP Investments		Weighted Average
	2023	2022	2023	2022	2023	2022	2023	2022
Discount rate	6.2%	6.2%	7.7%	7.6%	8.3%	8.4%	7.8%	7.7%
Terminal capitalization rate	4.6%	4.6%	6.0%	5.9%	5.8%	5.7%	5.6%	5.5%
Investment horizon (years)	11	11	10	10	12	13	11	12
The following table presents the impact on the fair value of our consolidated investment properties as at June 30, 2023 from a 25-basis point change to the relevant unobservable inputs in isolation and does not present the impact on the fair value from other factors such as changes in cash flows or inflation. For properties valued using the discounted cash flow method, the basis point change in valuation metrics relates to a change in discount and terminal capitalization rates. For properties valued using the direct capitalization approach, the basis point change in valuation metrics relates to a change in the overall capitalization rate. These amounts represent the effect on all consolidated investment property assets within our consolidated financial statements on a pre-tax basis, including amounts attributed to non-controlling interests in our perpetual affiliates and private fund investments. The amounts attributable to shareholders may be significantly less than shown depending on ownership levels in the individual assets.

AS AT JUN. 30, 2023 (MILLIONS)	Fair Value	Sensitivity
Core	$19,112	$1,126
Transitional and Development	24,216	990
LP Investments	75,496	4,068
Other investment properties	956	18
Total	$119,780	$6,202
ii. Revaluation Method for PP&E
PP&E is revalued on a regular basis. The critical estimates and assumptions underlying the valuation of PP&E are set out in Note 10, Property, Plant and Equipment in our December 31, 2022 audited consolidated financial statements. Our PP&E is measured at fair value on a recurring basis with an effective date of revaluation for all asset classes as of December 31, 2022.
MANAGEMENT REPRESENTATIONS AND INTERNAL CONTROLS
Internal Control Over Financial Reporting
No change in our internal control over financial reporting occurred during the three and six months ended June 30, 2023 that has materially affected, or is reasonably likely to materially affect, our internal control over financial reporting.
Q2 2023 Interim Report    57

GLOSSARY OF TERMS
The below summarizes certain terms relating to our business that are made throughout the MD&A and it defines IFRS performance measures, non-IFRS performance measures and key operating measures that we use to analyze and discuss our results.
REFERENCES
“Brookfield,” the “company,” “we,” “us” or “our” refers to Brookfield Corporation and its consolidated subsidiaries. The “Corporation” refers to our business which is comprised of our Asset Management, Insurance Solutions and Operating Businesses.
We refer to investors in the Corporation as shareholders and we refer to investors in the private funds of our Asset Management business and perpetual affiliates as investors.
We use asset manager to refer to our Brookfield Asset Management ULC which offers a variety of investment products to our investors:
•We have over 40 active funds across major asset classes: renewable power and transition, infrastructure, private equity, real estate and credit. These funds include core, credit, value-add and opportunistic closed-end funds and core long-life funds. We refer to these funds as the private funds of our Asset Management business.
•We refer to BEP, BEPC, BIP, BIPC, BBU, BBUC and BPG, as our perpetual affiliates.
•We refer to our public securities group as liquid strategies. This group manages fee-bearing capital through numerous funds and separately managed accounts, focused on fixed income and equity securities.
Throughout the MD&A and consolidated financial statements, the following operating companies, joint ventures and associates, and their respective subsidiaries, will be referenced as follows:

• American National – American National Group	• BIPC – Brookfield Infrastructure Corporation
• BAM – Brookfield Asset Management ULC	• BPG – Brookfield Property Group
• BBU – Brookfield Business Partners L.P.	• BPY – Brookfield Property Partners L.P.
• BBUC – Brookfield Business Corporation	• BNRE – Brookfield Reinsurance Ltd.
• BEP – Brookfield Renewable Partners L.P.	• BSREP IV – Brookfield Strategic Real Estate Partners IV
• BEPC – Brookfield Renewable Corporation	• Oaktree – Oaktree Capital Management
• BIP – Brookfield Infrastructure Partners L.P.
PERFORMANCE MEASURES
Definitions of performance measures, including IFRS, non-IFRS and operating measures, are presented below in alphabetical order. We have specifically identified those measures which are IFRS or non-IFRS measures; the remainder are operating measures.
Assets under management (“AUM”) refers to the total fair value of assets that our Asset Management business manages, on a gross asset value basis, including assets for which this business earns management fees and those for which they do not. AUM is calculated as follows: (i) for investments that Brookfield consolidates for accounting purposes or actively manages, including investments in which Brookfield or a controlled investment vehicle is the largest shareholder or the primary operator or manager, at 100% of the investment’s total assets on a fair value basis; and (ii) for all other investments, at Brookfield’s or its controlled investment vehicle’s, as applicable, proportionate share of the investment’s total assets on a fair value basis. Our Asset Management business’s methodology for determining AUM may differ from the methodology employed by other alternative asset managers and Brookfield’s AUM presented herein may differ from our AUM reflected in other public filings and/or our Form ADV and Form PF.
58    Q2 2023 BROOKFIELD CORPORATION

Base management fees, which are determined by contractual arrangements, are typically equal to a percentage of fee-bearing capital and are accrued quarterly. Base management fees, including private fund base fees and perpetual affiliate base fees, are IFRS measures.
Private fund base fees are typically earned on fee-bearing capital from third-party investors only and are earned on invested and/or uninvested fund capital, depending on the stage of the fund life.
Perpetual affiliate base fees are earned on the total capitalization or net asset value of our perpetual affiliates, which includes our investment. Base fees for BEP include a quarterly fixed fee amount of $5 million, with additional fees of 1.25% on the increase in capitalization above their initial capitalization of $8 billion. Base fees for BIP and BBU are 1.25% of total capitalization. Base fees for BPG are 1.05% of net asset value, excluding its interests in private funds and investments which were held directly by Brookfield prior to the BPY privatization. Perpetual affiliate capitalization as at June 30, 2023, was as follows: BEP/BEPC – $23.9 billion; BIP/BIPC – $33.9 billion; BBU/BBUC – $7.5 billion; and BPG – $19.0 billion.
Carried interest is a contractual arrangement whereby we receive a fixed percentage of investment gains generated within a private fund provided that the investors receive a pre-determined minimum return. Carried interest is typically paid towards the end of the life of a fund after the capital has been returned to investors and may be subject to “clawback” until all investments have been monetized and minimum investment returns are sufficiently assured.
Realized carried interest is an IFRS measure and represents our share of investment returns based on realized gains within a private fund. Realized carried interest earned is recognized when an underlying investment is profitably disposed of and the fund’s cumulative returns are in excess of preferred returns, in accordance with the respective terms set out in the fund’s governing agreements, and when the probability of clawback is remote. We include realized carried interest when determining our Asset Management segment results within our consolidated financial statements.
Realized carried interest, net is a non-IFRS measure and represents realized carried interest after direct costs, which include employee expenses and cash taxes. A reconciliation of realized carried interest to realized carried interest, net, is shown below:

FOR THE THREE MONTHS ENDED JUN. 30 (MILLIONS)	2023	2022
Realized carried interest[1]	$245	$99
Less: direct costs associated with realized carried interest	(73)	(40)
	172	59
Less: realized carried interest not attributable to Corporation	(2)	(11)
Realized carried interest, net	$170	$48
1.Includes $12 million of realized carried interest related to Oaktree (2022 – $58 million). For segment reporting, Oaktree’s revenue is shown on a 100% basis.
Carry eligible capital represents the capital committed, pledged or invested in the private funds that we manage and which entitle us to earn carried interest. Carry eligible capital includes both invested and uninvested (i.e., uncalled) private fund amounts as well as those amounts invested directly by investors (co-investments) if those entitle us to earn carried interest. We believe this measure is useful to investors as it provides additional insight into the capital base upon which we have potential to earn carried interest once minimum investment returns are sufficiently assured.
Consolidated capitalization is a non-IFRS measure that reflects the full capitalization of wholly owned and partially owned entities that we consolidate in our financial statements. Our consolidated capitalization includes 100% of the debt of the consolidated entities even though in many cases we only own a portion of the entity and therefore our pro-rata exposure to this debt is much lower. In other cases, this basis of presentation excludes the debt of partially owned entities that are accounted for following the equity method.
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Core liquidity represents the amount of cash, financial assets and undrawn credit lines at the Corporation, perpetual affiliates and directly held investments. We use core liquidity as a key measure of our ability to fund future transactions and capitalize on opportunities as they arise. Our core liquidity also allows us to backstop the transactions of our various businesses as necessary and fund the development of new activities that are not yet suitable for our investors.
Total liquidity represents the sum of core liquidity and uncalled private fund commitments and is used to pursue new transactions.
Corporate capitalization represents the amount of debt issued by the Corporation, accounts payable and deferred tax liability in our Corporate Activities segment as well as our issued and outstanding common and preferred shares.
Debt to capitalization is determined as the aggregate of corporate borrowings and non-recourse borrowings divided by total capitalization. Draws on revolving facilities and commercial paper issuances are excluded from the debt to capitalization ratios as they are not permanent sources of capital.
Distributions (current rate) represents the distributions that we would receive during the next twelve months based on the current distribution rates of the investments that we currently hold. The dividends from our listed investments are calculated by multiplying the number of shares held by the most recently announced distribution policy. The yield on cash and financial assets portfolio is equal to an estimated 8% on the ending balance as of the end of the current year. Distributions on our unlisted investments are calculated based on the distributions received in the most recent fiscal year.
Distributable earnings (“DE”) is a non-IFRS measure that provides insight into earnings received by the Corporation that are available for distribution to common shareholders or to be reinvested into the business. It is calculated as the sum of distributable earnings before realizations from our Asset Management business and our Insurance Solutions business, distributions received from our ownership of our Operating Businesses, realized carried interest and disposition gains from principal investments, net of Corporate Activities FFO, preferred share dividends and equity-based compensation costs.
Distributable earnings before realizations from our Asset Management business is comprised of fee-related earnings and other income (expenses), net of cash taxes and equity-based compensation costs from BAM, as well as FFO on direct investments.
Distributable earnings from our Insurance Solutions business is equivalent to its distributable operating earnings (“DOE”), which is calculated as net income from our Insurance Solutions business, excluding the impact of depreciation and amortization, deferred income taxes, net income from our equity accounted investments, mark-to-market on investments and derivatives, breakage and transaction costs, and is inclusive of our proportionate share of DOE from investments in associates.
Distributable earnings before realizations (“DE before realizations”) is DE excluding realized carried interest and disposition gains from principal investments. We use DE before realizations to provide additional insight regarding recurring DE of the business.
60    Q2 2023 BROOKFIELD CORPORATION

The following table reconciles net income to DE, DE before realizations, FFO, and Operating FFO:

FOR THE PERIODS ENDED JUN. 30 (MILLIONS)	Three Months Ended		Six Months Ended
	Total		Total
	2023	2022	2023	2022
Net income	$1,512	$1,475	$1,936	$4,435
Financial statement components not included in FFO:
Equity accounted fair value changes and other non-FFO items[1]	703	535	1,507	761
Fair value changes	(62)	397	(100)	(1,383)
Depreciation and amortization	2,214	1,886	4,402	3,697
Deferred income taxes	(151)	(189)	(243)	236
Realized disposition gains in fair value changes or equity	283	152	399	520
Non-controlling interests in FFO[2]	(3,127)	(2,857)	(5,349)	(5,270)
Funds from operations	1,372	1,399	2,552	2,996
Less: total disposition gains	(416)	(197)	(628)	(553)
Less: realized carried interest, net	(170)	(48)	(376)	(176)
Operating funds from operations	786	1,154	1,548	2,267
Less: Operating FFO from Asset Management business	(364)	(629)	(791)	(1,220)
Less: Operating FFO from Operating Businesses	(395)	(638)	(734)	(1,250)
Distributions from Asset Management business	604	768	1,271	1,494
Distributions from Operating Businesses	397	379	696	718
Add back: equity-based compensation costs	29	14	56	26
Preferred share dividends	(44)	(39)	(88)	(79)
Distributable earnings before realizations	1,013	1,009	1,958	1,956
Realized carried interest, net	170	48	376	176
Disposition gains from principal investments	4	129	10	236
Distributable earnings	$1,187	$1,186	$2,344	$2,368
1.Other non-FFO items correspond to amounts that are not directly related to revenue earning activities and are not normal or recurring items necessary for business operations. In addition, this adjustment is to back out non-FFO expenses (income) that are included in consolidated equity accounted income including depreciation and amortization, deferred taxes and fair value changes from equity accounted investments.
2.Amounts attributable to non-controlling interests are calculated based on the economic ownership interests held by non-controlling interests in consolidated subsidiaries. By adjusting FFO attributable to non-controlling interests, we are able to remove the portion of FFO earned at non-wholly owned subsidiaries that is not attributable to Brookfield.
We assess our segment performance using DE from our Asset Management segment, DOE from our Insurance Solutions business, NOI from our Real Estate segment, and FFO for all other segments as our key measures of financial performance and our segment measures of profit and loss. Refer to Note 3 Segmented Information in our consolidated financial statements for a reconciliation of net income to segment measures of profit or loss.
Economic ownership interest represents the company’s proportionate equity interest in our listed partnerships which can include redemption-exchange units (“REUs”), Class A limited partnership units, special limited partnership units and general partnership units in each subsidiary, where applicable, as well as any units or shares issued in subsidiaries that are exchangeable for units in our listed partnerships (“exchange units”). REUs and exchange units share the same economic attributes as the Class A limited partnership units in all respects except for our redemption right, which the listed partnership can satisfy through the issuance of Class A limited partnership units. The REUs, general partnership units and exchange units participate in earnings and distributions on a per unit basis equivalent to the per unit participation of the Class A limited partnership units of the subsidiary.

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Fee-bearing capital represents the capital committed, pledged or invested in the perpetual affiliates, private funds and liquid strategies that are managed by our Asset Management business which entitles that business to earn fee revenues. Fee-bearing capital includes both called (“invested”) and uncalled (“pledged” or “committed”) amounts. When reconciling period amounts, we utilize the following definitions:
•Inflows include capital commitments and contributions to our private and liquid strategies funds and equity issuances in our perpetual affiliates.
•Outflows represent distributions and redemptions of capital from within the liquid strategies capital.
•Distributions represent quarterly distributions from perpetual affiliates as well as returns of committed capital (excluding market valuation adjustments), redemptions and expiry of uncalled commitments within the private funds of our Asset Management business.
•Market valuation includes gains (losses) on portfolio investments, perpetual affiliates and liquid strategies based on market prices.
•Other includes changes in net non-recourse leverage included in the determination of perpetual affiliate capitalization and the impact of foreign exchange fluctuations on non-U.S. dollar commitments.
Long-term private funds are long duration and closed-end in nature and include value-add and opportunistic strategies. Capital is typically committed for 10 years from the inception of the fund with two one-year extension options.
Perpetual strategies include capital in our perpetual affiliates and perpetual private funds, which includes core and core plus strategies that can continually raise new capital.
Liquid strategies represent publicly listed funds and separately managed accounts, focused on fixed income and equity securities across a number of difference sectors.
Fee-related earnings is a non-IFRS measure and is comprised of fee revenues less direct costs associated with earning those fees, which include employee expenses and professional fees as well as business related technology costs, other shared services and taxes. We use this measure to provide additional insight into the operating profitability of our asset management activities. See the following page for a table which reconciles fee revenues and fee-related earnings to revenue, the most comparable IFRS measure.
62    Q2 2023 BROOKFIELD CORPORATION

Fee revenues is a non-IFRS measure and includes base management fees, incentive distributions, performance fees and transaction fees presented within our Asset Management segment. Many of these items do not appear in consolidated revenues because they are earned from consolidated entities and are eliminated on consolidation. The following table reconciles fee revenues and fee-related earnings to revenue, the most comparable IFRS measure:

FOR THE PERIODS ENDED JUN. 30 (MILLIONS)	Three Months Ended		Six Months Ended
	2023	2022	2023	2022
Revenue	$23,668	$23,256	$46,965	$45,138
Add: revenues from Oaktree	299	290	588	568
Add: inter-segment and other revenues	(1,814)	(1,377)	(3,494)	(2,723)
Less: external revenues from consolidated subsidiaries of other segments	(21,067)	(21,176)	(41,893)	(41,025)
Fee revenues	1,086	993	2,166	1,958
Direct costs[1]	(507)	(442)	(1,011)	(877)
	579	551	1,155	1,081
Less: amounts attributable to other shareholders	(31)	(35)	(60)	(73)
Fee-related earnings	$548	$516	$1,095	$1,008
1.Direct costs include $9 million and $18 million for the three and six months ended June 30, 2022 respectively reallocated from the Corporate Activities segment to the asset manager following the special distribution of a 25% interest in our asset manager.
Funds from operations (“FFO”) is a non-IFRS measure that includes the fees that we earn from our Asset Management business managing capital as well as our share of revenues earned and costs incurred within our operations, which include interest expense and other costs. Specifically, FFO includes the impact of contracts that we enter into to generate revenue, including asset management agreements, power sales agreements, contracts that our Operating Businesses enter into such as leases and take or pay contracts and sales of inventory. FFO also includes the impact of changes in borrowings or the cost of borrowings as well as other costs incurred to operate our business. FFO also includes realized disposition gains and losses, which are defined in this glossary of terms.
We use realized disposition gains and losses within FFO in order to provide additional insight regarding the performance of investments on a cumulative realized basis, including any unrealized fair value adjustments that were recorded in equity and not otherwise reflected in current period FFO, and believe it is useful to investors to better understand variances between reporting periods. We exclude depreciation and amortization from FFO as we believe that the value of most of our assets typically increases over time, provided we make the necessary maintenance expenditures, the timing and magnitude of which may differ from the amount of depreciation recorded in any given period. In addition, the depreciated cost base of our assets is reflected in the ultimate realized disposition gain or loss on disposal. As noted above, unrealized fair value changes are excluded from FFO until the period in which the asset is sold. We also exclude deferred income taxes from FFO because the vast majority of the company’s deferred income tax assets and liabilities are a result of the revaluation of our assets under IFRS.
Our definition of FFO differs from the definition used by other organizations, as well as the definition of FFO used by the Real Property Association of Canada (“REALPAC”) and the National Association of Real Estate Investment Trusts, Inc. (“NAREIT”), in part because the NAREIT definition is based on U.S. GAAP, as opposed to IFRS. The key difference between our definition of FFO and the determination of FFO by REALPAC and/or NAREIT is that we include the following: realized disposition gains or losses and cash taxes payable or receivable on those gains or losses, if any; foreign exchange gains or losses on monetary items not forming part of our net investment in foreign operations; and foreign exchange gains or losses on the sale of an investment in a foreign operation. We do not use FFO as a measure of cash generated from our operations.
Operating FFO is FFO excluding realized disposition gains. We use Operating FFO to provide additional insight regarding recurring performance of the business.
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Incentive distributions is an IFRS measure and is determined by contractual arrangements; incentive distributions are paid to our asset management business by BEP and BIP and represent a portion of distributions paid by perpetual affiliates above a predetermined hurdle. Incentive distributions are accrued on the record date of the associated distributions of the entity.
A summary of our distribution hurdles and current distribution rates is as follows:

AS AT JUN. 30, 2023	Current Distribution Rate[1]	Distribution Hurdles (per unit)[2]			Incentive Distributions
Brookfield Infrastructure (BIP)[3]	$1.53	$0.49	/	$0.53	15% / 25%
Brookfield Renewable (BEP)[4]	1.35	0.80	/	0.90	15% / 25%
1.Current rate based on most recently announced distribution rates.
2.Incentive distributions equate to 18% and 33% of limited partner distribution increases over the first and second hurdles, respectively.
3.Incentive distributions from Brookfield Infrastructure are earned on distributions made by BIP and BIPC.
4.Incentive distributions from Brookfield Renewable are earned on distributions made by BEP and BEPC.
Invested capital consists of our perpetual investments, which include our interests in BAM and perpetual affiliates, other investments and corporate activities. Our invested capital provides us with FFO and cash distributions.
Invested capital, net consists of invested capital and leverage.
Leverage represents the amount of corporate borrowings and perpetual preferred shares held by the company.
Long-term average (“LTA”) generation is used in our Renewable Power and Transition segment and is determined based on expected electrical generation from its assets in commercial operation during the year. For assets acquired or reaching commercial operation during the year, LTA generation is calculated from the acquisition or commercial operation date. In Brazil, assured generation levels are used as a proxy for LTA. We compare LTA generation to actual generation levels to assess the impact on revenues and FFO of hydrology, wind generation levels and irradiance, which vary from one period to the next.
Net operating income (“NOI”) is a key measure of our Real Estate segment’s financial performance and is defined as property-specific revenues less direct operating expenses before the impact of depreciation and amortization. Refer to Note 3 Segmented Information in our consolidated financial statements for a reconciliation of net income to segment measures of profit or loss.
Performance fees is an IFRS measure. Performance fees are paid to our asset management business when it exceeds predetermined investment returns within BBU and BBUC and on certain liquid strategies portfolios. BBU and BBUC performance fees are accrued quarterly based on the volume-weighted average increase in BBU unit price over the previous threshold, whereas performance fees within liquid strategies funds are typically determined on an annual basis. Performance fees are not subject to clawback.
Proportionate basis generation is used in our Renewable Power and Transition segment to describe the total amount of power generated by facilities held by BEP, at BEP’s respective economic ownership interest percentage.
Realized disposition gains/losses is a component of FFO and includes gains or losses arising from transactions during the reporting period together with any fair value changes and revaluation surplus recorded in prior periods, presented net of cash taxes payable or receivable. Realized disposition gains include amounts that are recorded in net income, other comprehensive income and as ownership changes in our consolidated statements of equity, and exclude amounts attributable to non-controlling interests unless otherwise noted. We use realized disposition gains/losses to provide additional insight regarding the performance of investments on a cumulative realized basis, including any unrealized fair value adjustments that were recorded in prior periods and not otherwise reflected in current period FFO, and believe it is useful to investors to better understand variances between reporting periods.
Same-store or same-property represents the earnings contribution from assets or investments held throughout both the current and prior reporting period on a constant ownership basis. We utilize same-store analysis to illustrate the growth in earnings excluding the impact of acquisitions or dispositions.
64    Q2 2023 BROOKFIELD CORPORATION

Unrealized carried interest is the change in accumulated unrealized carried interest from prior period and represents the amount of carried interest generated during the period. We use this measure to provide insight into the value our investments have created in the period.
Accumulated unrealized carried interest is based on carried interest that would be receivable under the contractual formula at the period end date as if a fund was liquidated and all investments had been monetized at the values recorded on that date. We use this measure to provide insight into our potential to realize carried interest in the future. Details of components of our accumulated unrealized carried interest are included in the definition of unrealized carried interest below.
Accumulated unrealized carried interest, net is accumulated unrealized carried interest after direct costs, which include employee expenses and taxes at our share.
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Consolidated Financial Statements
CONSOLIDATED BALANCE SHEETS

(UNAUDITED) AS AT JUN. 30, 2023 AND DEC. 31, 2022 (MILLIONS)	Note	2023	2022
Assets
Cash and cash equivalents	5	$12,427	$14,396
Other financial assets	5,6	29,466	26,899
Accounts receivable and other	5,6	29,063	27,378
Inventory	6	13,006	12,843
Assets classified as held for sale	7	2,684	2,830
Equity accounted investments	8	52,141	47,094
Investment properties	9	119,780	115,100
Property, plant and equipment	10	127,462	124,268
Intangible assets	4	41,217	38,411
Goodwill	4	32,329	28,662
Deferred income tax assets		3,559	3,403
Total assets		$463,134	$441,284

Liabilities and equity
Corporate borrowings	5,6	$13,618	$11,390
Accounts payable and other	5,6	57,977	57,065
Liabilities associated with assets classified as held for sale	7	1,489	876
Non-recourse borrowings of managed entities	5,6	206,085	202,684
Deferred income tax liabilities		24,333	23,190
Subsidiary equity obligations	5	4,049	4,188

Equity
Preferred equity		4,103	4,145
Non-controlling interests		110,982	98,138
Common equity	12	40,498	39,608
Total equity		155,583	141,891
Total liabilities and equity		$463,134	$441,284
66    Q2 2023 BROOKFIELD CORPORATION

CONSOLIDATED STATEMENTS OF OPERATIONS

(UNAUDITED) FOR THE PERIODS ENDED JUN. 30 (MILLIONS, EXCEPT PER SHARE AMOUNTS)		Three Months Ended		Six Months Ended
	Note	2023	2022	2023	2022
Revenues	13	$23,668	$23,256	$46,965	$45,138
Direct costs		(19,906)	(19,841)	(39,726)	(38,536)
Other income and gains		1,483	465	1,864	494
Equity accounted income	8	401	564	830	1,407
Expenses
Interest
Corporate borrowings		(154)	(124)	(290)	(241)
Non-recourse borrowings		(3,610)	(2,281)	(7,087)	(4,302)
Corporate costs		(23)	(26)	(37)	(59)
Fair value changes	14	62	(397)	100	1,383
Income taxes		(409)	(141)	(683)	(849)
Net income		$1,512	$1,475	$1,936	$4,435
Net income attributable to:
Shareholders		$81	$590	$201	$1,949
Non-controlling interests		1,431	885	1,735	2,486
		$1,512	$1,475	$1,936	$4,435
Net income per share:
Diluted	12	$0.03	$0.34	$0.08	$1.16
Basic	12	0.03	0.35	0.08	1.20
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CONSOLIDATED STATEMENTS OF COMPREHENSIVE INCOME

(UNAUDITED) FOR THE PERIODS ENDED JUN. 30 (MILLIONS)		Three Months Ended		Six Months Ended
	Note	2023	2022	2023	2022
Net income		$1,512	$1,475	$1,936	$4,435
Other comprehensive income
Items that may be reclassified to net income
Financial contracts and power sale agreements		786	312	426	830
Marketable securities		206	(496)	164	(612)
Equity accounted investments	8	170	(339)	24	(308)
Foreign currency translation		958	(2,721)	1,490	(1,287)
Income taxes		(81)	(137)	(58)	(163)
		2,039	(3,381)	2,046	(1,540)
Items that will not be reclassified to net income
Revaluation of property, plant and equipment	10	(25)	53	(54)	76
Revaluation of pension obligations		(7)	21	6	39
Equity accounted investments	8	(7)	(256)	14	(244)
Marketable securities		(9)	(191)	29	(322)
Income taxes		37	11	26	9
		(11)	(362)	21	(442)
Other comprehensive income (loss)		2,028	(3,743)	2,067	(1,982)
Comprehensive income (loss)		$3,540	$(2,268)	$4,003	$2,453
Attributable to:
Shareholders
Net income		$81	$590	$201	$1,949
Other comprehensive income (loss)		557	(1,632)	752	(1,250)
Comprehensive income (loss)		$638	$(1,042)	$953	$699

Non-controlling interests
Net income		$1,431	$885	$1,735	$2,486
Other comprehensive income (loss)		1,471	(2,111)	1,315	(732)
Comprehensive income (loss)		$2,902	$(1,226)	$3,050	$1,754

68    Q2 2023 BROOKFIELD CORPORATION

CONSOLIDATED STATEMENTS OF CHANGES IN EQUITY

(UNAUDITED) FOR THE THREE MONTHS ENDED JUN. 30, 2023 (MILLIONS)					Accumulated Other Comprehensive Income
	Common Share Capital	Contributed Surplus	Retained Earnings	Ownership Changes[1]	Revaluation Surplus	Currency Translation	Other Reserves[2]	Total Common Equity	Preferred Equity	Non- controlling Interests	Total Equity
Balance as at March 31, 2023	$10,849	$154	$17,747	$3,124	$9,493	$(2,717)	$1,310	$39,960	$4,103	$102,851	$146,914
Changes in period:
Net income	—	—	81	—	—	—	—	81	—	1,431	1,512
Other comprehensive (loss) income	—	—	—	—	(10)	253	314	557	—	1,471	2,028
Comprehensive income (loss)	—	—	81	—	(10)	253	314	638	—	2,902	3,540
Shareholder distributions
Common equity	—	—	(110)	—	—	—	—	(110)	—	—	(110)
Preferred equity	—	—	(41)	—	—	—	—	(41)	—	—	(41)
Non-controlling interests	—	—	—	—	—	—	—	—	—	(2,777)	(2,777)
Other items
Equity issuances, net of redemptions	8	(5)	(28)	—	—	—	—	(25)	—	7,736	7,711
Share-based compensation	—	6	(3)	—	—	—	—	3	—	—	3
Ownership changes	—	—	—	685	(566)	(7)	(39)	73	—	270	343
Total change in period	8	1	(101)	685	(576)	246	275	538	—	8,131	8,669
Balance as at June 30, 2023	$10,857	$155	$17,646	$3,809	$8,917	$(2,471)	$1,585	$40,498	$4,103	$110,982	$155,583
1.Includes gains or losses on changes in ownership interests of consolidated subsidiaries.
2.Includes changes in fair value of marketable securities, cash flow hedges, actuarial changes on pension plans and equity accounted other comprehensive income, net of associated income taxes.

(UNAUDITED) FOR THE THREE MONTHS ENDED JUN. 30, 2022 (MILLIONS)					Accumulated Other Comprehensive Income
	Common Share Capital	Contributed Surplus	Retained Earnings	Ownership Changes[1]	Revaluation Surplus	Currency Translation	Other Reserves[2]	Total Common Equity	Preferred Equity	Non- controlling Interests	Total Equity
Balance as at March 31, 2022	$10,538	$334	$18,601	$6,150	$8,285	$(1,940)	$1,431	$43,399	$4,145	$88,889	$136,433
Changes in period:
Net income	—	—	590	—	—	—	—	590	—	885	1,475
Other comprehensive loss	—	—	—	—	—	(874)	(758)	(1,632)	—	(2,111)	(3,743)
Comprehensive income (loss)	—	—	590	—	—	(874)	(758)	(1,042)	—	(1,226)	(2,268)
Shareholder distributions
Common equity	—	—	(219)	—	—	—	—	(219)	—	—	(219)
Preferred equity	—	—	(37)	—	—	—	—	(37)	—	—	(37)
Non-controlling interests	—	—	—	—	—	—	—	—	—	(2,736)	(2,736)
Other items
Redemptions, net of equity issuances	(12)	(2)	(203)	—	—	—	—	(217)	—	3,045	2,828
Share-based compensation	—	19	(52)	—	—	—	—	(33)	—	—	(33)
Ownership changes	—	—	72	(213)	(15)	4	(47)	(199)	—	243	44
Total change in period	(12)	17	151	(213)	(15)	(870)	(805)	(1,747)	—	(674)	(2,421)
Balance as at June 30, 2022	$10,526	$351	$18,752	$5,937	$8,270	$(2,810)	$626	$41,652	$4,145	$88,215	$134,012
1.Includes gains or losses on changes in ownership interests of consolidated subsidiaries.
2.Includes changes in fair value of marketable securities, cash flow hedges, actuarial changes on pension plans and equity accounted other comprehensive income, net of associated income taxes.

Q2 2023 Interim Report    69

(UNAUDITED) FOR THE SIX MONTHS ENDED JUN. 30, 2023 (MILLIONS)					Accumulated Other Comprehensive Income (Loss)
	Common Share Capital	Contributed Surplus	Retained Earnings	Ownership Changes[1]	Revaluation Surplus	Currency Translation	Other Reserves[2]	Total Common Equity	Preferred Equity	Non- controlling Interests	Total Equity
Balance as at December 31, 2022	$10,901	$148	$18,006	$2,959	$9,522	$(2,826)	$898	$39,608	$4,145	$98,138	$141,891
Changes in period:
Net income	—	—	201	—	—	—	—	201	—	1,735	1,936
Other comprehensive (loss) income	—	—	—	—	(10)	380	382	752	—	1,315	2,067
Comprehensive income (loss)	—	—	201	—	(10)	380	382	953	—	3,050	4,003
Shareholder distributions
Common equity	—	—	(220)	—	—	—	—	(220)	—	—	(220)
Preferred equity	—	—	(82)	—	—	—	—	(82)	—	—	(82)
Non-controlling interests	—	—	—	—	—	—	—	—	—	(5,773)	(5,773)
Other items
Redemptions, net of equity issuances	(44)	(5)	(252)	—	—	—	—	(301)	(42)	15,214	14,871
Share-based compensation	—	12	(7)	—	—	—	—	5	—	—	5
Ownership changes and other	—	—	—	850	(595)	(25)	305	535	—	353	888
Total change in period	(44)	7	(360)	850	(605)	355	687	890	(42)	12,844	13,692
Balance as at June 30, 2023	$10,857	$155	$17,646	$3,809	$8,917	$(2,471)	$1,585	$40,498	$4,103	$110,982	$155,583
1.Includes gains or losses on changes in ownership interests of consolidated subsidiaries.
2.Includes changes in fair value of marketable securities, cash flow hedges, actuarial changes on pension plans, the impact of the adoption of IFRS 17 and equity accounted other comprehensive income, net of associated income taxes.

					Accumulated Other Comprehensive Income (Loss)
(UNAUDITED) FOR THE SIX MONTHS ENDED JUN. 30, 2022 (MILLIONS)	Common Share Capital	Contributed Surplus	Retained Earnings	Ownership Changes[1]	Revaluation Surplus	Currency Translation	Other Reserves[2]	Total Common Equity	Preferred Equity	Non- controlling Interests	Total Equity
Balance as at December 31, 2021	$10,538	$320	$17,705	$6,243	$8,281	$(2,287)	$1,410	$42,210	$4,145	$88,386	$134,741
Changes in period:
Net income	—	—	1,949	—	—	—	—	1,949	—	2,486	4,435
Other comprehensive loss	—	—	—	—	—	(527)	(723)	(1,250)	—	(732)	(1,982)
Comprehensive income (loss)	—	—	1,949	—	—	(527)	(723)	699	—	1,754	2,453
Shareholder distributions
Common equity	—	—	(439)	—	—	—	—	(439)	—	—	(439)
Preferred equity	—	—	(74)	—	—	—	—	(74)	—	—	(74)
Non-controlling interests	—	—	—	—	—	—	—	—	—	(5,728)	(5,728)
Other items
Redemptions, net of equity issuances	(12)	(7)	(390)	—	—	—	—	(409)	—	1,744	1,335
Share-based compensation	—	38	(71)	—	—	—	—	(33)	—	—	(33)
Ownership changes	—	—	72	(306)	(11)	4	(61)	(302)	—	2,059	1,757
Total change in period	(12)	31	1,047	(306)	(11)	(523)	(784)	(558)	—	(171)	(729)
Balance as at June 30, 2022	$10,526	$351	$18,752	$5,937	$8,270	$(2,810)	$626	$41,652	$4,145	$88,215	$134,012
1.Includes gains or losses on changes in ownership interests of consolidated subsidiaries.
2.Includes changes in fair value of marketable securities, cash flow hedges, actuarial changes on pension plans and equity accounted other comprehensive income, net of associated income taxes.

70    Q2 2023 BROOKFIELD CORPORATION

CONSOLIDATED STATEMENTS OF CASH FLOWS

(UNAUDITED) FOR THE PERIODS ENDED JUN. 30 (MILLIONS)		Three Months Ended		Six Months Ended
	Note	2023	2022	2023	2022
Operating activities
Net income		$1,512	$1,475	$1,936	$4,435
Other income and gains		(1,483)	(465)	(1,864)	(494)
Equity accounted earnings, net of distributions		(63)	150	(21)	(439)
Fair value changes	14	(62)	397	(100)	(1,383)
Depreciation and amortization		2,214	1,886	4,402	3,697
Deferred income taxes		(151)	(189)	(243)	236
Sales of (investments in) residential inventory		56	36	34	(117)
Net change in non-cash working capital balances		(1,617)	(162)	(2,620)	(2,337)
		406	3,128	1,524	3,598
Financing activities
Corporate borrowings arranged		550	—	550	828
Commercial paper and bank borrowings, net		662	958	1,635	402
Non-recourse borrowings arranged		19,042	28,089	38,509	42,393
Non-recourse borrowings repaid		(18,490)	(15,910)	(31,326)	(25,760)
Non-recourse credit facilities, net		(5,867)	1,354	(6,233)	2,900
Subsidiary equity obligations, net		(6)	—	(7)	(172)
Deposits from related parties		—	37	—	37
Deposits provided to related parties		(675)	—	(1,000)	(35)
Capital provided by non-controlling interests		8,194	3,788	16,618	5,485
Capital repaid to non-controlling interests		(458)	(743)	(1,404)	(3,741)
Repayment of lease liabilities		(211)	(208)	(416)	(361)
Settlement of deferred consideration		(7)	(1,037)	(29)	(1,037)
Preferred equity redemptions		—	—	(22)	—
Common shares issued		2	5	46	9
Common shares repurchased		(36)	(237)	(308)	(450)
Distributions to non-controlling interests		(2,777)	(2,736)	(5,773)	(5,728)
Distributions to shareholders		(151)	(256)	(302)	(513)
		(228)	13,104	10,538	14,257
Investing activities
Acquisitions
Investment properties		(1,819)	(2,944)	(4,393)	(4,435)
Property, plant and equipment		(1,651)	(1,660)	(3,203)	(3,248)
Equity accounted investments		(1,457)	(1,917)	(5,022)	(2,645)
Financial assets and other		(19,673)	(19,594)	(42,833)	(37,061)
Acquisition of subsidiaries, net of cash acquired		(93)	(9,383)	(5,314)	(10,184)
Dispositions
Investment properties		463	1,030	520	1,592
Property, plant and equipment		265	129	506	209
Equity accounted investments		2,134	886	2,386	1,255
Financial assets and other		19,811	17,573	41,412	34,990
Disposition of subsidiaries, net of cash disposed		1,295	417	1,670	2,397
Restricted cash and deposits		(137)	(84)	107	(1,089)
		(862)	(15,547)	(14,164)	(18,219)
Cash and cash equivalents
Change in cash and cash equivalents		(684)	685	(2,102)	(364)
Net change in cash classified within assets held for sale		(46)	(14)	(54)	—
Foreign exchange revaluation		108	(282)	187	(125)
Balance, beginning of period		13,049	11,816	14,396	12,694
Balance, end of period		$12,427	$12,205	$12,427	$12,205
Q2 2023 Interim Report    71

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
1.    ORGANIZATION AND CAPITAL MANAGEMENT
Brookfield Corporation (the “Corporation”) is focused on deploying its capital on a value basis and compounding it over the long term. Employing a disciplined investment approach, we leverage our deep expertise as an owner and operator of real assets, as well as the scale and flexibility of our capital, to create value and deliver strong risk-adjusted returns across market cycles. References in these financial statements to “Brookfield,” “us,” “we,” “our” or “the company” refer to the Corporation and its direct and indirect subsidiaries and consolidated entities. The Corporation is listed on the New York and Toronto stock exchanges (“NYSE” and “TSX”, respectively) under the symbol BN. The Corporation was formed by articles of amalgamation under the Business Corporations Act (Ontario) and is registered in Ontario, Canada. The registered office of the Corporation is Brookfield Place, 181 Bay Street, Suite 100, Toronto, Ontario, M5J 2T3.
Capital Management
The company utilizes the Corporation’s capital to manage the business in a number of ways, including operating performance, value creation, credit metrics and capital efficiency. The performance of the Corporation’s capital is closely tracked and monitored by the company’s key management personnel and evaluated relative to management’s objectives. The primary goal of the company is to earn a 15%+ return compounded over the long term while always maintaining excess capital to support ongoing operations.
The Corporation’s capital consists of the capital invested in its asset management business, including investments in entities that it manages, its corporate investments that are held outside of managed entities, and its net working capital. The Corporation’s capital is funded with common equity, preferred equity and corporate borrowings issued by the Corporation.
As at June 30, 2023, the Corporation’s capital totaled $58.4 billion (December 31, 2022 – $55.4 billion), and is computed as follows:

AS AT JUN. 30, 2023 AND DEC. 31, 2022 (MILLIONS)	2023	2022
Cash and cash equivalents	$1,222	$1,282
Other financial assets	6,989	6,870
Common equity in managed investments	50,985	49,391
Other assets and liabilities of the Corporation	(747)	(2,170)
Corporation’s Capital	$58,449	$55,373
Corporation’s Capital is comprised of the following:
Common equity	$40,498	$39,608
Preferred equity	4,103	4,145
Non-controlling interest	230	230
Corporate borrowings	13,618	11,390
	$58,449	$55,373
The Corporation generates returns on its capital through management fees and performance revenues earned through its asset management business, distributions or dividends earned from its capital invested in managed entities, and through performance of the Corporation’s financial assets. Prudent levels of corporate borrowings and preferred equity are utilized to enhance returns to shareholders’ common equity.

72    Q2 2023 BROOKFIELD CORPORATION

A reconciliation of the Corporation’s capital to the company’s consolidated balance sheet as at June 30, 2023 is as follows:

AS AT JUN. 30, 2023 (MILLIONS)	The Corporation	Investments	Elimination[1]	Total Consolidated
Cash and cash equivalents	$1,222	$11,205	$—	$12,427
Other financial assets	6,989	22,477	—	29,466
Accounts receivable and other[1]	2,127	26,951	(15)	29,063
Inventory	—	13,006	—	13,006
Assets classified as held for sale	—	2,684	—	2,684
Equity accounted investments	2,138	50,003	—	52,141
Investment properties	25	119,755	—	119,780
Property, plant and equipment	151	127,311	—	127,462
Intangible assets	82	41,135	—	41,217
Goodwill	—	32,329	—	32,329
Deferred income tax assets	573	2,986	—	3,559
Accounts payable and other[1]	(5,279)	(52,713)	15	(57,977)
Liabilities associated with assets classified as held for sale	—	(1,489)	—	(1,489)
Deferred income tax liabilities	(122)	(24,211)	—	(24,333)
Subsidiary equity obligations	(442)	(3,607)	—	(4,049)
Total	7,464	367,822	—	375,286
Common equity in investments[2]	50,985	—	(50,985)	—
Corporation’s Capital	58,449	367,822	(50,985)	375,286
Less:
Corporate borrowings	13,618	—	—	13,618
Non-recourse borrowings of managed entities	—	206,085	—	206,085
Amounts attributable to preferred equity	4,103	—	—	4,103
Amounts attributable to non-controlling interests	230	110,752	—	110,982
Common equity	$40,498	$50,985	$(50,985)	$40,498
1.Contains the gross up of intercompany balances, including accounts receivable and other, and accounts payable and other of $15 million and $15 million, respectively, between entities within the Corporation and its investments.
2.Represents the value of the Corporation’s investments.
Common equity in investments is a measure routinely evaluated by our company’s key management personnel and represents the net equity in our consolidated financial statements outside of our Corporate Activities. This measure is equal to the sum of the common equity in our Asset Management, Insurance, Renewable Power and Transition, Infrastructure, Private Equity, and Real Estate operating segments.

Q2 2023 Interim Report    73

A reconciliation of the Corporation’s capital to the company’s consolidated balance sheet as at December 31, 2022 is as follows:

AS AT DEC. 31, 2022 (MILLIONS)	The Corporation	Investments	Elimination[1]	Total Consolidated
Cash and cash equivalents	$1,282	$13,114	$—	$14,396
Other financial assets	6,870	20,029	—	26,899
Accounts receivable and other[1]	2,196	25,431	(249)	27,378
Inventory	2	12,841	—	12,843
Assets classified as held for sale	—	2,830	—	2,830
Equity accounted investments	1,460	45,634	—	47,094
Investment properties	27	115,073	—	115,100
Property, plant and equipment	146	124,122	—	124,268
Intangible assets	81	38,330	—	38,411
Goodwill	—	28,662	—	28,662
Deferred income tax assets	475	2,928	—	3,403
Accounts payable and other[1]	(6,004)	(51,310)	249	(57,065)
Liabilities associated with assets classified as held for sale	—	(876)	—	(876)
Deferred income tax liabilities	(112)	(23,078)	—	(23,190)
Subsidiary equity obligations	(441)	(3,747)	—	(4,188)
Total	5,982	349,983	—	355,965
Common equity in investments[2]	49,391	—	(49,391)	—
Corporation’s Capital	55,373	349,983	(49,391)	355,965
Less:
Corporate borrowings	11,390	—	—	11,390
Non-recourse borrowings of managed entities	—	202,684	—	202,684
Amounts attributable to preferred equity	4,145	—	—	4,145
Amounts attributable to non-controlling interests	230	97,908	—	98,138
Common equity	$39,608	$49,391	$(49,391)	$39,608
1.Contains the gross up of intercompany balances, including accounts receivable and other, and accounts payable and other of $249 million and $249 million, respectively, between entities within the Corporation and its investments.
2.Represents the value of the Corporation’s investments.
74    Q2 2023 BROOKFIELD CORPORATION

2.    MATERIAL ACCOUNTING POLICY INFORMATION
a)Statement of Compliance
The consolidated financial statements have been prepared in accordance with International Accounting Standard (“IAS”) 34 Interim Financial Reporting as issued by the International Accounting Standards Board (“IASB”) on a basis consistent with the accounting policies disclosed in the audited consolidated financial statements for the fiscal year ended December 31, 2022.
The consolidated financial statements should be read in conjunction with the most recently issued consolidated financial statements of the company for the year ended December 31, 2022 which includes information necessary or useful to understanding the company’s businesses and financial statement presentation. In particular, the company’s accounting policies were presented in Note 2, Significant Accounting Policies, of the consolidated financial statements for the year ended December 31, 2022 that were included in that report.
The consolidated financial statements are unaudited and reflect any adjustments (consisting of normal recurring adjustments) that are, in the opinion of management, necessary for fair statement of results for the interim periods in accordance with International Financial Reporting Standards (“IFRS”) as issued by the IASB.
The results reported in these consolidated financial statements should not be regarded as necessarily indicative of results that may be expected for the entire year. The consolidated financial statements were authorized for issuance by the Board of Directors of the company on August 9, 2023.
b)    Estimates
The preparation of the interim financial statements in accordance with IAS 34 requires the use of certain critical accounting estimates and assumptions. It also requires management to exercise judgment in applying the company’s accounting policies. The accounting policies and critical estimates and assumptions have been set out in Note 2, Significant Accounting Policies, of the company’s consolidated financial statements for the year ended December 31, 2022 and have been consistently applied in the preparation of the interim financial statements as of and for the three and six months ended June 30, 2023.
c)    Adoption of Accounting Standards
The company has applied new and revised standards issued by the IASB that are effective for the period beginning on or after January 1, 2023. The new standards were applied as follows:
i.    IFRS 17 – Insurance Contracts (“IFRS 17”)
IFRS 17 establishes principles for the recognition, measurement, presentation and disclosure of insurance contracts. IFRS 17 supersedes IFRS 4, Insurance Contracts (“IFRS 4”) and related interpretations.
The company adopted IFRS 17 effective January 1, 2023 and the adoption did not have a significant impact on our company’s financial reporting.
ii.    Amendments to IAS 1 – Presentation of Financial Statements (“IAS 1”)
The amendments clarify the requirement for companies to identify and disclose its material accounting policies instead of its significant accounting policies. The amendments to IAS 1 apply to annual reporting periods beginning on or after January 1, 2023.
The adoption did not have a significant impact on our company’s financial reporting.
iii.    International Tax Reform – Pillar Two Model Rules (Amendments to IAS 12)
In May 2023, the IASB issued amendments to IAS 12 “Income Taxes” to give entities temporary mandatory relief from accounting for deferred taxes arising from Organization for Economic Co-operation and Development’s (“OECD”) international tax reform. The amendments are effective immediately upon their issue and retrospectively in accordance with IAS 8 “Accounting Policies, Changes in Accounting Estimates and Errors” except for some targeted disclosure requirements which become effective for annual reporting periods beginning on or after January 1, 2023. The company has applied the temporary exception to recognizing and disclosing information about deferred tax assets and liabilities related to Global Anti-Base Erosion (“Pillar Two”) income taxes.
d)    Future Changes in Accounting Standards
i.    Amendments to IAS 1 – Presentation of Financial Statements (“IAS 1”)
The amendments clarify how to classify debt and other liabilities as current or non-current. The amendments to IAS 1 apply to annual reporting periods beginning on or after January 1, 2024.
The company is currently assessing the impact of these amendments.
Q2 2023 Interim Report    75

3.    SEGMENTED INFORMATION
a)    Operating Segments
Our operations are organized into six business groups in addition to our corporate activities, which collectively represent seven operating segments for internal and external reporting purposes. Our operating segments are as follows:
The Corporation:
i.Corporate Activities include the investment of cash and financial assets, as well as the management of our corporate leverage, including corporate borrowings and preferred equity, which fund a portion of the capital invested in our other operations. Certain corporate costs such as technology and operations are incurred on behalf of our operating segments and allocated to each operating segment based on an internal pricing framework.
Asset Management business:
i.Asset Management business includes managing long-term private funds, perpetual strategies and liquid strategies on behalf of our investors and ourselves, as well as our share of the asset management activities of Oaktree Capital Management (“Oaktree”). We generate contractual base management fees for these activities as well as incentive distributions and performance income, including performance fees, transaction fees and carried interest. The Asset Management business also includes our direct investments into and alongside private funds managed by Brookfield Asset Management (“BAM”).
Insurance Solutions business:
i.Insurance Solutions business includes our equity accounted interest in a leading capital solutions business providing insurance and reinsurance services to individuals and institutions across a broad range of insurance products including life insurance and annuities, and personal and commercial property and casualty insurance.
Operating Businesses:
i.Renewable Power and Transition business includes the ownership, operation and development of hydroelectric, wind, utility-scale solar power generating assets and distributed energy & sustainable solutions.
ii.Infrastructure business includes the ownership, operation and development of utilities, transport, midstream, and data assets.
iii.Private Equity business includes a broad range of industries, and is mostly focused on the ownership and operation of business services and industrial operations.
iv.    Real Estate business includes the ownership, operation and development of core investments, and transitional and development investments (including residential development properties).
Beginning in the second quarter of 2023, the company presented an Insurance Solutions operating segment for internal and external reporting purposes. Additionally, our direct investments into and alongside private funds managed by BAM are now presented within the Asset Management segment. These amounts were previously presented in our Corporate Activities segment and our Operating Businesses, respectively.
Beginning in the first quarter of 2023, subsequent to the special distribution of our asset management business described in Note 21 (b) of our 2022 annual financial statements, our Asset Management segment includes our investment in BAM and certain corporate costs and tax items that were previously presented in our Corporate Activities segment.
Beginning in the fourth quarter of 2022, the company no longer presented a Residential Development operating segment for internal or external reporting purposes. Our North American and Australian residential development operations are now presented within the Real Estate segment and the Brazilian residential development operations are now presented within the Asset Management segment.
This presentation aligns our operating segments with how our Chief Operating Decision Maker assesses the operating results and performance of our businesses on a segmented basis. The company has retrospectively applied these presentation changes for all periods presented.
b)    Segment Financial Measures
We assess our performance using distributable earnings (“DE”) from our Asset Management segment and Insurance Solutions segments, net operating income (“NOI”) from our Real Estate segment, and funds from operations (“FFO”) generated by each other segment as our key measures of financial performance and our segment measures of profit and loss. We also provide the amount of capital invested by the Corporation in each segment using common equity by segment. These metrics are used by our Chief Operating Decision Maker in assessing operating results and the performance of our businesses on a segmented basis.
76    Q2 2023 BROOKFIELD CORPORATION

Beginning in the first quarter of 2023, the company changed its segment financial measures to use DE rather than FFO for the Asset Management segment as it is more representative of cashflows and profitability from that segment, and NOI rather than FFO for the Real Estate segment as NOI provides a performance measure that, when compared year-over-year, reflects the impact on operations from trends in occupancy and rental rates.
Our segment financial measures are defined as follows:
i.    Distributable Earnings
DE from our Asset Management segment is defined as the earnings received by the Corporation that are available for distribution to common shareholders or to be reinvested in the business. It is calculated as the sum of distributable earnings from our Asset Management business and realized carried interest, net of equity-based compensation costs. DE from our Asset Management segment includes fees, net of the associated costs, that we earn from managing capital in our perpetual affiliates, private funds and liquid strategies accounts. We are also eligible to earn incentive payments in the form of incentive distributions, performance fees or carried interest. Our Asset Management segment distributes substantially all of its distributable earnings as a dividend to its shareholders, therefore DE represents our cashflows and profitability from our Asset Management segment. We do not use DE as a measure of cash generated from our operations.
Distributable earnings from our Insurance Solutions business is equivalent to its distributable operating earnings (“DOE”), which is calculated as our share of equity accounted net income from our Insurance Solutions business, excluding the impact of depreciation and amortization, deferred income taxes, net income from our equity accounted investments, mark-to-market on investments and derivatives, breakage and transaction costs, and is inclusive of our proportionate share of DOE from investments in associates.
ii.    Net Operating Income
NOI from our Real Estate segment is defined as: i) property-specific revenues from our commercial properties operations less direct commercial property expenses before the impact of depreciation and amortization; and ii) revenues from our hospitality operations less direct hospitality expenses before the impact of depreciation and amortization. NOI represents an income-generating property’s profitability before adding costs from financing or taxes, and is a strong indication of our real estate business’ ability to impact the operating performance of its properties through proactive management and leasing. Depreciation and capital expenditures are excluded from NOI as we believe that the value of most of our properties typically increases over time, provided we make the necessary maintenance expenditures, the timing and magnitude of which may differ from the amount of depreciation recorded in any given period. We do not use NOI as a measure of cash generated from our operations.
iii.    Funds from Operations
We define FFO from our Corporate Activities segment and our investments, excluding the real estate business, as net income excluding fair value changes, depreciation and amortization and deferred income taxes, net of non-controlling interests. When determining FFO, we include our proportionate share of the FFO from equity accounted investments on a fully diluted basis. FFO also includes realized disposition gains and losses, which are gains or losses arising from transactions during the reporting period, adjusted to include associated fair value changes and revaluation surplus recorded in prior periods, taxes payable or receivable in connection with those transactions and amounts that are recorded directly in equity, such as ownership changes.
FFO represents the company’s share of revenues less costs incurred within our operations, which include interest expenses and other costs. Specifically, it includes the impact of contracts that we enter into to generate revenues, including power sales agreements, contracts that our operating businesses enter into such as leases and take or pay contracts and sales of inventory. FFO includes the impact of changes in leverage or the cost of that financial leverage and other costs incurred to operate our business.
We use realized disposition gains and losses within FFO in order to provide additional insight regarding the performance of investments on a cumulative realized basis, including any unrealized fair value adjustments that were recorded in equity and not otherwise reflected in current period FFO, and believe it is useful to investors to better understand variances between reporting periods. We exclude depreciation and amortization from FFO as we believe that the value of most of our assets typically increases over time, provided we make the necessary maintenance expenditures, the timing and magnitude of which may differ from the amount of depreciation recorded in any given period. In addition, the depreciated cost base of our assets is reflected in the ultimate realized disposition gain or loss on disposal. As noted above, unrealized fair value changes are excluded from FFO until the period in which the asset is sold. We also exclude deferred income taxes from FFO because the vast majority of the company’s deferred income tax assets and liabilities are a result of the revaluation of our assets under IFRS.
Our definition of FFO differs from the definition used by other organizations, as well as the definition of FFO used by the Real Property Association of Canada (“REALPAC”) and the National Association of Real Estate Investment Trusts, Inc. (“NAREIT”), in part because the NAREIT definition is based on U.S. GAAP, as opposed to IFRS. The key differences between our definition of FFO and the determination of FFO by REALPAC and/or NAREIT are that we include the following:
Q2 2023 Interim Report    77

realized disposition gains or losses and cash taxes payable or receivable on those gains or losses, if any; foreign exchange gains or losses on monetary items not forming part of our net investment in foreign operations; and foreign exchange gains or losses on the sale of an investment in a foreign operation. We do not use FFO as a measure of cash generated from our operations.
We illustrate how we reconcile the financial measure for each operating segment to net income in Note 3(c)(ii) and 3(c)(iii) of the consolidated financial statements.
Segment Balance Sheet Information
We use common equity by segment as our measure of segment assets when reviewing our deconsolidated balance sheet because it is utilized by our Chief Operating Decision Maker for capital allocation decisions.
Segment Allocation and Measurement
Segment measures include amounts earned from consolidated entities that are eliminated on consolidation. The principal adjustment is to include asset management revenues charged to consolidated entities as revenues within the company’s Asset Management segment with the corresponding expenses recorded as corporate costs within the relevant segment. These amounts are based on the in-place terms of the asset management contracts between the consolidated entities. Inter-segment revenues are determined under terms that approximate market value.
The company allocates the costs of shared functions that would otherwise be included within its Corporate Activities segment, such as information technology and internal audit, pursuant to formal policies.
c)    Reportable Segment Measures

AS AT AND FOR THE THREE MONTHS ENDED JUN. 30, 2023 (MILLIONS)	Asset Management	Insurance Solutions[2]	Renewable Power and Transition	Infrastructure	Private Equity	Real Estate	Corporate Activities	Total	Note
External revenues	$2,601	n/a	$1,540	$4,354	$13,628	$1,495	$50	$23,668
Inter-segment and other revenues[1]	1,180	n/a	—	1	(5)	10	26	1,212	i
Segmented revenues	3,781	n/a	1,540	4,355	13,623	1,505	76	24,880
DE	777	160	n/a	n/a	n/a	n/a	n/a	n/a	ii
FFO[1]	n/a	n/a	143	243	121	n/a	(133)	n/a	ii
NOI	n/a	n/a	n/a	n/a	n/a	825	n/a	n/a	ii
Common equity	20,801	4,006	5,426	2,513	2,515	22,793	(17,556)	40,498
1.We equity account for our investment in Oaktree and include our share of the FFO at our ownership of 68%. For segment reporting, Oaktree’s revenue is shown on a 100% basis. For the three months ended June 30, 2023, $333 million of Oaktree’s revenue was included in our Asset Management segment revenue.
2.We equity account for our investment in Brookfield Reinsurance Ltd. (“BNRE”), and as such do not generate consolidated external or inter-segment revenues.

AS AT DEC. 31, 2022 AND FOR THE THREE MONTHS ENDED JUN. 30, 2022 (MILLIONS)	Asset Management	Insurance Solutions[2]	Renewable Power and Transition	Infrastructure	Private Equity	Real Estate	Corporate Activities	Total	Note
External revenues	$2,080	n/a	$1,340	$3,735	$14,581	$1,456	$64	$23,256
Inter-segment and other revenues[1]	957	n/a	—	2	56	8	(71)	952	i
Segmented revenues	3,037	n/a	1,340	3,737	14,637	1,464	(7)	24,208
DE	917	46	n/a	n/a	n/a	n/a	n/a	n/a	ii
FFO[1]	n/a	n/a	122	183	223	n/a	(130)	n/a	ii
NOI	n/a	n/a	n/a	n/a	n/a	812	n/a	n/a	ii
Common equity	19,645	3,996	5,274	2,524	2,439	22,825	(17,095)	39,608
1.We equity account for our investment in Oaktree and include our share of the FFO at 64%. For segment reporting, Oaktree’s revenue is shown on a 100% basis. For the three months ended June 30, 2022, $347 million of Oaktree’s revenue was included in our Asset Management segment revenue.
2.We equity account for our investment in BNRE, and as such do not generate consolidated external or inter-segment revenues.

FOR THE SIX MONTHS ENDED JUN. 30, 2023 (MILLIONS)	Asset Management	Insurance Solutions[2]	Renewable Power and Transition	Infrastructure	Private Equity	Real Estate	Corporate Activities	Total Segments	Note
External revenues	$5,072	n/a	$2,903	$8,638	$27,364	$2,918	$70	$46,965
Inter-segment and other revenues[1]	2,597	n/a	—	3	40	18	26	2,684	i
Segmented revenues	7,669	n/a	2,903	8,641	27,404	2,936	96	49,649
DE	1,655	305	n/a	n/a	n/a	n/a	n/a	n/a	ii
FFO[1]	n/a	n/a	226	379	370	n/a	(280)	n/a	ii
NOI	n/a	n/a	n/a	n/a	n/a	1,702	n/a	n/a	ii
1.We equity account for our investment in Oaktree and include our share of the FFO at 68%. For segment reporting, Oaktree’s revenue is shown on a 100% basis. For the six months ended June 30, 2023, $982 million of Oaktree’s revenues was included in our Asset Management segment revenue.
2.We equity account for our investment in BNRE, and as such do not generate consolidated external or inter-segment revenues.
78    Q2 2023 BROOKFIELD CORPORATION

FOR THE SIX MONTHS ENDED JUN. 30, 2022 (MILLIONS)	Asset Management	Insurance Solutions[2]	Renewable Power and Transition	Infrastructure	Private Equity	Real Estate	Corporate Activities	Total Segments	Note
External revenues	$4,113	n/a	$2,586	$7,195	$27,985	$3,157	$102	$45,138
Inter-segment and other revenues[1]	2,120	n/a	—	3	128	15	(70)	2,196	i
Segmented revenues	6,233	n/a	2,586	7,198	28,113	3,172	32	47,334
DE	1,804	59	n/a	n/a	n/a	n/a	n/a	n/a	ii
FFO[1]	n/a	n/a	192	296	424	n/a	(209)	n/a	ii
NOI	n/a	n/a	n/a	n/a	n/a	1,683	n/a	n/a	ii
1.We equity account for our investment in Oaktree and include our share of the FFO at 64%. For segment reporting, Oaktree’s revenue is shown on a 100% basis. For the six months ended June 30, 2022, $851 million of Oaktree’s revenues was included in our Asset Management segment revenue.
2.We equity account for our investment in BNRE, and as such do not generate consolidated external or inter-segment revenues.
i.Inter-Segment Revenues
For the three months ended June 30, 2023, the adjustment to external revenues when determining segmented revenues consists of asset management revenues earned from consolidated entities and asset management revenues earned by Oaktree totaling $1.2 billion (2022 – $957 million), revenues earned on construction projects between consolidated entities totaling $6 million (2022 – $53 million), and other revenues totaling a net income of $27 million (2022 – loss of $58 million), which were eliminated on consolidation to arrive at the company’s consolidated revenues.
For the six months ended June 30, 2023, the adjustment to external revenues when determining segmented revenues consists of asset management revenues earned from consolidated entities and asset management revenues earned by Oaktree totaling $2.6 billion (2022 – $2.1 billion), revenues earned on construction projects between consolidated entities totaling $54 million (2022 – $124 million), and other revenues totaling a net income of $33 million (2022 – loss of $48 million), which were eliminated on consolidation to arrive at the company’s consolidated revenues.
ii.    Reconciliation of Net Income to Segment Measures of Profit or Loss
The following table reconciles net income to the total of the segments’ measures of profit or loss as presented above for the three and six months ended June 30, 2023.

FOR THE PERIODS ENDED JUN. 30 (MILLIONS)		Three Months Ended		Six Months Ended
	Note	2023	2022	2023	2022
Net income		$1,512	$1,475	$1,936	$4,435
Add/(Deduct):
Equity accounted fair value changes and other non-FFO items		703	535	1,507	761
Fair value changes		(62)	397	(100)	(1,383)
Depreciation and amortization		2,214	1,886	4,402	3,697
Deferred income taxes		(151)	(189)	(243)	236
Realized disposition gains in fair value changes or equity	iii	283	152	399	520
Non-controlling interests on above items		(3,127)	(2,857)	(5,349)	(5,270)
Real Estate segment disposition gains		(283)	66	(345)	20
Real Estate segment adjustments and other, net[1]		1,047	708	2,150	1,233
Total segments’ measures of profit or loss		$2,136	$2,173	$4,357	$4,249
1.Primarily comprised of Real Estate segment interest expense and corporate costs, net of investment income and other, net of non-controlling interests.
Q2 2023 Interim Report    79

iii.    Realized Disposition Gains
Realized disposition gains include gains and losses recorded in net income arising from transactions during the current period, adjusted to include fair value changes and revaluation surplus recorded in prior periods in connection with the assets sold. Realized disposition gains also include amounts that are recorded directly in equity as changes in ownership, as opposed to net income, because they result from a change in ownership of an entity which was consolidated before and after the respective transaction.
Within FFO, the realized disposition gains recorded in fair value changes, revaluation surplus or directly in equity were $283 million for the three months ended June 30, 2023 (2022 – $152 million), of which $229 million relates to prior periods (2022 – $170 million), $nil has been recorded directly in equity as changes in ownership (2022 – $nil) and a gain of $54 million has been recorded in fair value changes (2022 – loss of $18 million).
Within FFO, the realized disposition gains recorded in fair value changes, revaluation surplus or directly in equity were $399 million for the six months ended June 30, 2023 (2022 – $520 million), of which $386 million relates to prior periods (2022 – $361 million), $nil has been recorded directly in equity as changes in ownership (2022 – $nil) and a gain of $13 million has been recorded in fair value changes (2022 – $159 million).
d)    Geographic Allocation
The company’s revenues by location of operations are as follows:

FOR THE PERIODS ENDED JUN. 30 (MILLIONS)	Three Months Ended		Six Months Ended
	2023	2022	2023	2022
U.S.	$6,900	$5,441	$13,852	$11,015
U.K.	5,915	6,877	11,401	12,862
Canada	2,614	2,903	5,232	5,433
Brazil	1,385	1,341	2,698	2,553
Australia	1,483	1,538	2,957	2,999
India	729	697	1,405	1,375
Colombia	557	527	1,087	1,064
Germany	511	485	1,032	1,020
Other Europe	2,297	2,255	4,708	4,501
Other Asia	682	689	1,452	1,411
Other	595	503	1,141	905
	$23,668	$23,256	$46,965	$45,138
The company’s consolidated assets by location are as follows:

AS AT JUN. 30, 2023 AND DEC. 31, 2022 (MILLIONS)	2023	2022
U.S.	$212,278	$206,714
Canada	51,312	50,894
U.K.	35,083	31,940
Brazil	28,440	25,500
Australia	26,781	27,068
India	21,357	19,521
Germany	15,241	12,262
Colombia	12,050	10,567
Other Europe	33,126	31,713
Other Asia	15,240	14,655
Other	12,226	10,450
	$463,134	$441,284
80    Q2 2023 BROOKFIELD CORPORATION

4.    ACQUISITIONS OF CONSOLIDATED ENTITIES
The following table summarizes the balance sheet impact as a result of business combinations that occurred in the six months ended June 30, 2023. No material changes were made to provisional allocations:

AS AT JUN. 30, 2023 (MILLIONS)	Private Equity	Renewable Power and Transition	Infrastructure and Other	Total
Cash and cash equivalents	$18	$10	$241	$269
Accounts receivable and other	10	28	833	871
Property, plant and equipment	255	125	120	500
Intangible assets	69	—	3,398	3,467
Goodwill	170	—	3,296	3,466
Total assets	522	163	7,888	8,573
Less:
Accounts payable and other	(39)	(18)	(841)	(898)
Non-recourse borrowings	(1)	(50)	(1,198)	(1,249)
Deferred income tax liabilities	(40)	—	(718)	(758)
	(80)	(68)	(2,757)	(2,905)
Net assets acquired	$442	$95	$5,131	$5,668

Consideration[1]	$442	$95	$5,131	$5,668
1.Total consideration, including amounts paid by non-controlling interests that participated in the acquisition as investors in Brookfield-sponsored private funds or as co-investors.
During the six months ended June 30, 2023, Brookfield acquired $8.6 billion of total assets and assumed $2.9 billion of total liabilities and non-controlling interests in equity through business combinations. Total consideration transferred for the business combinations was $5.7 billion. The valuations of the assets acquired are still under evaluation and as such the business combinations have been accounted for on a provisional basis.
Brookfield recorded $1.2 billion of revenue and $11 million of net income in the first six months of 2023 from the acquired operations as a result of the acquisitions made during the period. If the acquisitions had occurred at the beginning of the year, they would have contributed $1.2 billion and $20 million to total revenues and net income, respectively.
Infrastructure
On January 4, 2023, a subsidiary of the company, alongside institutional partners, completed the acquisition of HomeServe PLC (“HomeServe”), a residential infrastructure business operating in North America and Europe. The subsidiary has an effective 26% and 25% interest in HomeServe’s North American and European businesses, respectively. The total consideration paid for the business was $4.9 billion. Goodwill of $3.3 billion was recognized, which is not deductible for income tax purposes. Total revenues and net income that would have been recorded if the transaction had occurred at the beginning of the year are $1.2 billion and $6 million, respectively.
Private Equity
On January 31, 2023, a subsidiary of the company, alongside institutional partners, acquired a 100% interest in a provider of portable storage solutions through its modular building leasing services operations. The total consideration paid for the business was $419 million, funded with debt and equity. Goodwill of $166 million was recognized, which is not deductible for income tax purposes. Total revenues and net income that would have been recorded if the transaction had occurred at the beginning of the year are $64 million and $14 million, respectively.
Renewable Power and Transition
On March 3, 2023, a subsidiary of the company, alongside institutional partners, acquired a 100% interest in a 136 MW portfolio of operating wind assets in Brazil. The total consideration paid for the business was $95 million, funded with debt and equity. No goodwill was recognized. Total revenues and net loss that would have been recorded if the transaction had occurred at the beginning of the year are $4 million and $4 million, respectively.
Q2 2023 Interim Report    81

5.    RISK MANAGEMENT AND FINANCIAL INSTRUMENTS
a)    Risk Management
The company’s activities expose it to a variety of financial risks, including market risk (i.e., commodity price risk, interest rate risk, and foreign currency risk), credit risk and liquidity risk. We use financial instruments primarily to manage these risks.
There have been no material changes to the company’s financial risk exposure or risk management activities since December 31, 2022. Please refer to Note 26 of the December 31, 2022 audited consolidated financial statements for a detailed description of the company’s financial risk exposure and risk management activities.
b)    Financial Instruments
The following tables list the company’s financial instruments by their carrying value and fair value as at June 30, 2023 and December 31, 2022:

	2023		2022
AS AT JUN. 30, 2023 AND DEC. 31, 2022 (MILLIONS)	Carrying Value	Fair Value	Carrying Value	Fair Value
Financial assets
Cash and cash equivalents	$12,427	$12,427	$14,396	$14,396
Other financial assets
Government bonds	1,621	1,621	1,566	1,566
Corporate bonds	2,695	2,695	2,147	2,147
Fixed income securities and other	9,287	9,287	8,762	8,762
Common shares and warrants	7,441	7,441	6,472	6,472
Loans and notes receivable	8,422	8,422	7,952	7,952
	29,466	29,466	26,899	26,899
Accounts receivable and other	20,706	20,706	19,880	19,880
	$62,599	$62,599	$61,175	$61,175
Financial liabilities
Corporate borrowings	$13,618	$11,920	$11,390	$9,599
Non-recourse borrowings of managed entities
Property-specific borrowings	189,798	187,709	187,544	184,254
Subsidiary borrowings	16,287	15,922	15,140	14,708
	206,085	203,631	202,684	198,962
Accounts payable and other	49,360	49,360	48,559	48,559
Subsidiary equity obligations	4,049	4,049	4,188	4,188
	$273,112	$268,960	$266,821	$261,308

82    Q2 2023 BROOKFIELD CORPORATION

c)    Fair Value Hierarchy Levels
The following table categorizes financial assets and liabilities, which are carried at fair value, based upon the fair value hierarchy levels:

	2023			2022
AS AT JUN. 30, 2023 AND DEC. 31, 2022 (MILLIONS)	Level 1	Level 2	Level 3	Level 1	Level 2	Level 3
Financial assets
Other financial assets
Government bonds	$49	$1,572	$—	$91	$1,475	$—
Corporate bonds	61	1,889	740	65	1,754	324
Fixed income securities and other	408	2,067	4,046	493	2,099	3,376
Common shares and warrants	3,971	769	2,701	3,975	377	2,120
Loans and notes receivables	—	63	8	22	26	5
	4,489	6,360	7,495	4,646	5,731	5,825
Accounts receivable and other	3	3,553	19	12	3,731	6
	$4,492	$9,913	$7,514	$4,658	$9,462	$5,831
Financial liabilities
Accounts payable and other	$4	$4,558	$2,170	$7	$4,469	$2,419
Subsidiary equity obligations	—	442	512	—	441	673
	$4	$5,000	$2,682	$7	$4,910	$3,092
During the three and six months ended June 30, 2023, there were no transfers between Level 1, 2 or 3.
Fair values of financial instruments are determined by reference to quoted bid or ask prices, as appropriate. If bid and ask prices are unavailable, the closing price of the most recent transaction of that instrument is used. In the absence of an active market, fair values are determined based on prevailing market rates for instruments with similar characteristics and risk profiles or internal or external valuation models, such as option pricing models and discounted cash flow analysis, using observable market inputs.
The following table summarizes the valuation techniques and key inputs used in the fair value measurement of Level 2 financial instruments:

(MILLIONS) Type of Asset/Liability	Carrying Value Jun. 30, 2023	Valuation Techniques and Key Inputs
Other financial assets	$6,360	Valuation models based on observable market data
Derivative assets/Derivative liabilities (accounts receivable/accounts payable)	3,553 / (4,558)	Foreign currency forward contracts – discounted cash flow model – forward exchange rates (from observable forward exchange rates at the end of the reporting period) and discounted at credit adjusted rate

Interest rate contracts – discounted cash flow model – forward interest rates (from observable yield curves) and applicable credit spreads discounted at a credit adjusted rate

		Energy derivatives – quoted market prices, or in their absence internal valuation models, corroborated with observable market data
Redeemable fund units (subsidiary equity obligations)	(442)	Aggregated market prices of underlying investments
Fair values determined using valuation models requiring the use of unobservable inputs (Level 3 financial assets and liabilities) include assumptions concerning the amount and timing of estimated future cash flows and discount rates. In determining those unobservable inputs, the company uses observable external market inputs such as interest rate yield curves, currency rates and price and rate volatilities, as applicable, to develop assumptions regarding those unobservable inputs.

Q2 2023 Interim Report    83

The following table summarizes the valuation techniques and significant unobservable inputs used in the fair value measurement of Level 3 financial instruments:

(MILLIONS) Type of Asset/Liability	Carrying Value Jun. 30, 2023	Valuation Techniques	Significant Unobservable Inputs	Relationship of Unobservable Inputs to Fair Value
Corporate bonds	$740	Discounted cash flows	• Future cash flows	• Increases (decreases) in future cash flows increase (decrease) fair value
			• Discount rate	• Increases (decreases) in discount rate decrease (increase) fair value
Fixed income securities and other	4,046	Discounted cash flows	• Future cash flows	• Increases (decreases) in future cash flows increase (decrease) fair value
			• Discount rate	• Increases (decreases) in discount rate decrease (increase) fair value
Common shares and warrants	2,701	Discounted cash flows	• Future cash flows	• Increases (decreases) in future cash flows increase (decrease) fair value
			• Discount rate	• Increases (decreases) in discount rate decrease (increase) fair value
		Black-Scholes model	• Volatility	• Increases (decreases) in volatility increase (decreases) fair value
			• Term to maturity	• Increases (decreases) in term to maturity increase (decrease) fair value
Derivative assets/Derivative liabilities (accounts receivable/payable)	19 / (2,170)	Discounted cash flows	• Future cash flows	• Increases (decreases) in future cash flows increase (decrease) fair value
			• Discount rate	• Increases (decreases) in discount rate decrease (increase) fair value
Limited-life funds (subsidiary equity obligations)	(512)	Discounted cash flows	• Future cash flows	• Increases (decreases) in future cash flows increase (decrease) fair value
			• Discount rate	• Increases (decreases) in discount rate decrease (increase) fair value
			• Terminal capitalization rate	• Increases (decreases) in terminal capitalization rate decrease (increase) fair value
			• Investment horizon	• Increases (decreases) in the investment horizon decrease (increase) fair value
The following table presents the changes in the balance of financial assets and liabilities classified as Level 3 for the periods ended June 30, 2023:

	Three Months Ended		Six Months Ended
AS AT AND FOR THE PERIODS ENDED JUN. 30, 2023 (MILLIONS)	Financial Assets	Financial Liabilities	Financial Assets	Financial Liabilities
Balance, beginning of period	$6,637	$2,880	$5,831	$3,092
Fair value changes in net income	146	(162)	222	(385)
Fair value changes in other comprehensive income[1]	(3)	(1)	(1)	(9)
Additions, net of disposals	734	(35)	1,462	(16)
Balance, end of period	$7,514	$2,682	$7,514	$2,682
1.Includes foreign currency translation.
84    Q2 2023 BROOKFIELD CORPORATION

6.    CURRENT AND NON-CURRENT PORTION OF ACCOUNT BALANCES
a)    Assets

AS AT JUN. 30, 2023 AND DEC. 31, 2022 (MILLIONS)	Other Financial Assets		Accounts Receivable and Other		Inventory
	2023	2022	2023	2022	2023	2022
Current portion	$8,629	$7,565	$20,730	$19,489	$8,955	$9,108
Non-current portion	20,837	19,334	8,333	7,889	4,051	3,735
	$29,466	$26,899	$29,063	$27,378	$13,006	$12,843
b)    Liabilities

AS AT JUN. 30, 2023 AND DEC. 31, 2022 (MILLIONS)	Accounts Payable and Other		Corporate Borrowings		Non-Recourse Borrowings of Managed Entities
	2023	2022	2023	2022	2023	2022
Current portion[1]	$34,908	$33,574	$1,634	$—	$43,393	$43,297
Non-current portion	23,069	23,491	11,984	11,390	162,692	159,387
	$57,977	$57,065	$13,618	$11,390	$206,085	$202,684
1.Current portion of corporate borrowings includes $1.6 billion (December 31, 2022 – $nil) of short-term commercial paper and revolving facility draws.
7.    HELD FOR SALE
The following is a summary of the assets and liabilities classified as held for sale:

AS AT JUN. 30, 2023 (MILLIONS)	Real Estate	Private Equity and Other	Renewable Power and Transition	Total
Assets
Cash and cash equivalents	$4	$39	$5	$48
Accounts receivable and other	21	304	11	336
Equity accounted investments	9	(8)	—	1
Investment properties	1,238	—	—	1,238
Property, plant and equipment	128	348	30	506
Intangible assets	—	112	—	112
Goodwill	—	222	18	240
Other long-term assets	—	—	199	199
Deferred income tax assets	—	4	—	4
Assets classified as held for sale	$1,400	$1,021	$263	$2,684
Liabilities
Accounts payable and other	$51	$342	$41	$434
Non-recourse borrowings of managed entities	770	131	153	1,054
Deferred income tax liabilities	—	1	—	1
Liabilities associated with assets classified as held for sale	$821	$474	$194	$1,489
As at June 30, 2023, assets held for sale include:
•six office assets in Ireland, four malls in the U.S., four office assets in the U.S., one hospitality asset in the U.S, and one multifamily asset in Brazil in the Real Estate segment;
•North American retail gas station assets within our road fuels operations and a majority of assets within the automotive aftermarket parts remanufacturing operations within the Private Equity segment; and
•a 95 MW portfolio of wind assets and a 26MW solar asset in Uruguay within the Renewable Power and Transition segment.
For the six months ended June 30, 2023, we disposed of $3.2 billion and $907 million of assets and liabilities, respectively, mostly associated with a non-core division in our dealer software and technology services operations within the Private Equity segment, a 378MW operating hydroelectric portfolio in the U.S. within our Renewable Power and Transition segment, and an Indian toll roads operation within the Infrastructure segment.
Q2 2023 Interim Report    85

8.    EQUITY ACCOUNTED INVESTMENTS
The following table presents the change in the balance of investments in associates and joint ventures:

AS AT AND FOR THE SIX MONTHS ENDED JUN. 30, 2023 (MILLIONS)
Balance, beginning of period	$47,094
Additions, net of disposals[1]	4,645
Share of comprehensive income	867
Distributions received	(808)
Returns of capital	(91)
Foreign currency translation and other	434
Balance, end of period	$52,141
1.Includes assets sold and amounts reclassified to held for sale, as well as changes in accounting basis.
Additions, net of disposals, of $4.6 billion during the period primarily relate to the acquisition of a German telecommunication towers business within our Infrastructure segment during the first quarter of 2023.
9.    INVESTMENT PROPERTIES
The following table presents the change in the fair value of the company’s investment properties:

AS AT AND FOR THE SIX MONTHS ENDED JUN. 30, 2023 (MILLIONS)
Fair value, beginning of period	$115,100
Additions	5,138
Changes in basis of accounting	29
Dispositions[1]	(1,758)
Fair value changes	778
Foreign currency translation and other	493
Fair value, end of period[2]	$119,780
1.Includes amounts reclassified to held for sale.
2.As at June 30, 2023, the ending balance includes $4.7 billion of Right-of-use (“ROU”) investment properties (December 31, 2022 – $4.4 billion).
Investment properties include the company’s office, retail, multifamily and other properties. Additions and acquisitions of $5.1 billion primarily relate to the purchases of investment properties within our Real Estate segment and enhancement of existing assets during the period.
The following table presents our investment properties measured at fair value:

AS AT JUN. 30, 2023 (MILLIONS)
Core	$19,112
Transitional and Development	24,216
LP Investments	75,496
Other investment properties	956
$119,780
86    Q2 2023 BROOKFIELD CORPORATION

Significant unobservable inputs (Level 3) are utilized when determining the fair value of investment properties. The significant Level 3 inputs include:

Valuation Technique	Significant Unobservable Inputs	Relationship of Unobservable Inputs to Fair Value	Mitigating Factors
Discounted cash flow analysis[1]	• Future cash flows – primarily driven by net operating income	• Increases (decreases) in future cash flows increase (decrease) fair value	•Increases (decreases) in cash flows tend to be accompanied by increases (decreases) in discount rates that may offset changes in fair value from cash flows
	• Discount rate	•Increases (decreases) in discount rate decrease (increase) fair value	•Increases (decreases) in discount rates tend to be accompanied by increases (decreases) in cash flows that may offset changes in fair value from discount rates
	• Terminal capitalization rate	•Increases (decreases) in terminal capitalization rate decrease (increase) fair value	•Increases (decreases) in terminal capitalization rates tend to be accompanied by increases (decreases) in cash flows that may offset changes in fair value from terminal capitalization rates
	• Investment horizon	•Increases (decreases) in the investment horizon decrease (increase) fair value	•Increases (decreases) in the investment horizon tend to be the result of changing cash flow profiles that may result in higher (lower) growth in cash flows prior to stabilizing in the terminal year
1.Certain investment properties are valued using the direct capitalization method instead of a discounted cash flow model. Under the direct capitalization method, a capitalization rate is applied to estimated current year cash flows.
The company’s investment properties are diversified by asset type, asset class, geography and market. Therefore, there may be mitigating factors in addition to those noted above, such as changes to assumptions that vary in direction and magnitude across different geographies and markets.
The following table summarizes the key valuation metrics of the company’s investment properties:

AS AT JUN. 30, 2023	Discount Rate	Terminal Capitalization Rate	Investment Horizon (years)
Core	6.2%	4.6%	11
Transitional and Development[1]	7.7%	6.0%	10
LP Investments[1]	8.3%	5.8%	12
Other investment properties[2]	13.1%	n/a	n/a
1.The rates presented are for investment properties valued using the discounted cash flow method. These rates exclude multifamily, triple net lease, student housing, manufactured housing and other investment properties valued using the direct capitalization method.
2.Other investment properties include investment properties held in our direct investments.
10.    PROPERTY, PLANT AND EQUIPMENT
The company’s property, plant and equipment relates to the operating segments as shown below:

AS AT AND FOR THE SIX MONTHS ENDED JUN. 30, 2023 (MILLIONS)	Renewable Power and Transition	Infrastructure	Private Equity	Real Estate and Other	Total
Balance, beginning of period	$55,243	$37,293	$15,894	$15,838	$124,268
Additions	1,060	926	1,395	490	3,871
Acquisitions through business combinations	125	120	255	—	500
Dispositions and assets reclassified as held for sale	6	(56)	(491)	(316)	(857)
Depreciation expense	(894)	(893)	(929)	(359)	(3,075)
Foreign currency translation and other	1,682	701	172	200	2,755
Total change	1,979	798	402	15	3,194
Balance, end of period[1]	$57,222	$38,091	$16,296	$15,853	$127,462
1.Our ROU PP&E assets include $504 million (December 31, 2022 – $435 million) in our Renewable Power and Transition segment, $3.4 billion (December 31, 2022 – $3.5 billion) in our Infrastructure segment, $1.5 billion (December 31, 2022 – $1.5 billion) in our Private Equity segment, and $1.1 billion (December 31, 2022 – $1.1 billion) in our Real Estate and other segments, totaling $6.5 billion (December 31, 2022 – $6.6 billion) of ROU assets.
Q2 2023 Interim Report    87

11.    SUBSIDIARY PUBLIC ISSUERS AND FINANCE SUBSIDIARIES
Brookfield Finance Inc. (“BFI”) was incorporated on March 31, 2015 under the Business Corporations Act (Ontario) and is a subsidiary of the Corporation. Historically, we have also issued debt securities through other subsidiaries, including Brookfield Finance LLC (“BFL”) and Brookfield Finance I (UK) PLC (“BF U.K.”). As at June 30, 2023, BFI is the issuer of the following series of notes (together with BFL and BF U.K. as co-obligors, as noted below):
•$500 million of 4.25% notes due in 2026;
•$550 million of 4.70% notes due in 2047;
•$350 million of 4.70% notes due in 2047;
•$650 million of 3.90% notes due in 2028;
•$750 million of 4.00% notes due in 2024 (BFL co-obligor);
•$1.0 billion of 4.85% notes due in 2029;
•$600 million of 4.35% notes due in 2030;
•$150 million of 4.35% notes due in 2030;
•$500 million of 3.50% notes due in 2051;
•$400 million of 4.625% subordinated notes due in 2080;
•$500 million of 2.724% notes due in 2031;
•$250 million of 3.50% notes due in 2051;
•$400 million of 3.90% notes due in 2028;
•$400 million of 3.625% notes due in 2052;
•$600 million of 3.45% notes due in 2050 (BFL co-obligor); and
•$600 million of 2.34% notes due in 2032 (BF U.K. co-obligor).
In addition, Brookfield Finance II Inc. (“BFI II”) is the issuer of C$1.0 billion of 5.431% notes due in 2032, Brookfield Capital Finance LLC (the “US LLC Issuer”) is the issuer of $550 million of 6.087% notes due in 2033, and BF U.K. is the issuer of $230 million of 4.50% perpetual subordinated notes. Moreover, in July 2023, BFI redeemed $550 million of its $750 million aggregate principal amount of 4.00% notes due in 2024.
BFL is a Delaware limited liability company formed on February 6, 2017 and is a subsidiary of the Corporation. The US LLC Issuer is a Delaware limited liability company formed on August 12, 2022 and a subsidiary of the Corporation. BFI II was incorporated on September 24, 2020 under the Business Corporations Act (Ontario) and is a subsidiary of the Corporation. Brookfield Finance (Australia) Pty Ltd (“BF AUS”) was incorporated on September 24, 2020 under the Corporations Act 2001 (Commonwealth of Australia) and is a subsidiary of the Corporation. BF U.K. (collectively with BFI, BFI II, BFL, BF AUS, and the US LLC Issuer, the “Debt Issuers”) was incorporated on September 25, 2020 under the U.K. Companies Act 2006 and is a subsidiary of the Corporation. Brookfield Finance II LLC (“BFL II”) was formed on September 24, 2020 under the Delaware Limited Liability Company Act and is a subsidiary of the Corporation. The Debt Issuers are consolidated subsidiaries of the Corporation that may offer and sell debt securities. BFL II is a consolidated subsidiary of the Corporation that may offer and sell preferred shares representing limited liability company interests. Any debt securities issued by the Debt Issuers are, or will be, fully and unconditionally guaranteed as to payment of principal, premium (if any), interest and certain other amounts by the Corporation. Any preferred shares representing limited liability company interests issued by BFL II will be fully and unconditionally guaranteed as to payment of distributions when due, amounts due on redemption, and amounts due on the liquidation, dissolution or winding-up of BFL II, in each case by the Corporation.
The US LLC Issuer, BFI II, BFL, BFL II, BF AUS and BF U.K. have no independent activities, assets or operations other than in connection with any securities that they may issue.
88    Q2 2023 BROOKFIELD CORPORATION

Brookfield Investments Corporation (“BIC”) is an investment company that holds investments in the real estate, renewable power and infrastructure sectors, as well as a portfolio of preferred shares issued by the Corporation’s subsidiaries. The Corporation provided a full and unconditional guarantee of the Class 1 Senior Preferred Shares, Series A issued by BIC. As at June 30, 2023, C$30 million of these senior preferred shares were held by third-party shareholders and are retractable at the option of the holder.
The following tables contain summarized financial information of the Corporation, BFI, BFI II, BFL, BFL II, BF AUS, BF U.K., the US LLC Issuer, BIC and non-guarantor subsidiaries:

AS AT AND FOR THE THREE MONTHS ENDED JUN. 30, 2023 (MILLIONS)	The Corporation[1]	BFI	BFI II	BFL	BFL II	BF AUS	BF U.K.	US LLC Issuer	BIC	Other Subsidiaries of the Corporation[2]	Consolidating Adjustments[3]	The Company Consolidated
Revenues	$700	$77	$(6)	$—	$—	$—	$—	$2	$47	$25,856	$(3,008)	$23,668
Net income (loss) attributable to shareholders	81	(9)	(15)	—	—	—	—	—	(7)	2,080	(2,049)	81
Total assets	82,211	10,109	757	—	—	—	228	552	4,361	515,081	(150,165)	463,134
Total liabilities	37,610	8,600	754	2	—	—	1	548	3,569	302,691	(46,224)	307,551
Non-controlling interest – preferred equity	—	—	—	—	—	—	230	—	—	—	—	230

AS AT DEC. 31, 2022 AND FOR THE THREE MONTHS ENDED JUN. 30, 2022 (MILLIONS)	The Corporation[1]	BFI	BFI II	BFL	BFL II	BF AUS	BF U.K.	US LLC Issuer	BIC	Other Subsidiaries of the Corporation[2]	Consolidating Adjustments[3]	The Company Consolidated
Revenues	$196	$72	$—	$8	$—	$—	$—	$—	$38	$25,729	$(2,787)	$23,256
Net income (loss) attributable to shareholders	590	(88)	—	—	—	—	—	—	62	2,154	(2,128)	590
Total assets	71,514	9,769	740	16	—	—	232	—	4,170	492,799	(137,956)	441,284
Total liabilities	27,761	8,544	737	6	—	—	4	—	3,520	297,397	(38,576)	299,393
Non-controlling interest –preferred equity	—	—	—	—	—	—	230	—	—	—	—	230

FOR THE SIX MONTHS ENDED JUN. 30, 2023 (MILLIONS)	The Corporation[1]	BFI	BFI II	BFL	BFL II	BF AUS	BF U.K.	US LLC Issuer	BIC	Other subsidiaries of the Corporation[2]	Consolidating Adjustments[3]	The Company Consolidated
Revenues	$1,285	$153	$3	$—	$—	$—	$4	$2	$93	$50,705	$(5,280)	$46,965
Net income (loss) attributable to shareholders	201	(19)	(17)	—	—	—	4	—	2	3,499	(3,469)	201

FOR THE SIX MONTHS ENDED JUN. 30, 2022 (MILLIONS)	The Corporation[1]	BFI	BFI II	BFL	BFL II	BF AUS	BF U.K.	US LLC Issuer	BIC	Other subsidiaries of the Corporation[2]	Consolidating Adjustments[3]	The Company Consolidated
Revenues	$254	$141	$—	$16	$—	$—	$9	$—	$75	$49,528	$(4,885)	$45,138
Net income (loss) attributable to shareholders	1,949	(89)	—	—	—	—	4	—	49	3,595	(3,559)	1,949
1.This column accounts for investments in all subsidiaries of the Corporation under the equity method.
2.This column accounts for investments in all subsidiaries of the Corporation other than BFI, BFI II, BFL, BFL II, BF AUS, BF U.K., the US LLC Issuer and BIC on a combined basis.
3.This column includes the necessary amounts to present the company on a consolidated basis.
Q2 2023 Interim Report    89

12.     EQUITY
Common Equity
The company’s common equity is comprised of the following:

AS AT JUN. 30, 2023 AND DEC. 31, 2022 (MILLIONS)	2023	2022
Common shares	$10,857	$10,901
Contributed surplus	155	148
Retained earnings	17,646	18,006
Ownership changes	3,809	2,959
Accumulated other comprehensive income	8,031	7,594
Common equity	$40,498	$39,608
The company is authorized to issue an unlimited number of Class A Limited Voting Shares ("Class A shares") and 85,120 Class B Limited Voting Shares ("Class B shares"). The company’s Class A shares and Class B shares have no stated par value. The holders of Class A shares and Class B shares rank on par with each other with respect to the payment of dividends and the return of capital on the liquidation, dissolution or winding up of the company or any other distribution of the assets of the company among its shareholders for the purpose of winding up its affairs. Holders of the Class A shares are entitled to elect half of the Board of Directors of the company and holders of the Class B shares are entitled to elect the other half of the Board of Directors. With respect to the Class A and Class B shares, there are no dilutive factors, material or otherwise, that would result in different diluted earnings per share between the classes. This relationship holds true irrespective of the number of dilutive instruments issued in either one of the respective classes of Class A and Class B shares, as both classes of shares participate equally, on a pro rata basis, in the dividends, earnings and net assets of the company, whether taken before or after dilutive instruments, regardless of which class of shares is diluted.
The holders of the company’s Class A shares and Class B shares received cash dividends during the second quarter of 2023 of $0.07 per share (2022 – $0.14 per share).
The number of issued and outstanding Class A and Class B shares and unexercised options are as follows:

AS AT JUN. 30, 2023 AND DEC. 31, 2022	2023	2022
Class A shares[1]	1,563,781,772	1,573,286,748
Class B shares	85,120	85,120
Shares outstanding[1]	1,563,866,892	1,573,371,868
Unexercised options, other share-based plans[2] and exchangeable shares of affiliate	56,388,743	55,500,881
Total diluted shares	1,620,255,635	1,628,872,749
1.Net of 71,921,167 Class A shares held by the company in respect of long-term compensation agreements as at June 30, 2023 (December 31, 2022 – 62,910,220).
2.Includes management share option plan and escrowed stock plan.
The authorized common share capital consists of an unlimited number of Class A shares and 85,120 Class B shares. Shares issued and outstanding changed as follows:

	Three Months Ended		Six Months Ended
FOR THE PERIODS ENDED JUN. 30	2023	2022	2023	2022
Outstanding, beginning of period[1]	1,564,393,929	1,566,315,679	1,573,371,868	1,568,828,941
Issued (Repurchased)
Issuances	1,380	2,194	262,361	34,559
Repurchases	(1,189,664)	(5,080,468)	(11,676,545)	(8,981,612)
Long-term share ownership plans[2]	643,650	606,497	1,826,185	1,914,829
Dividend reinvestment plan and other	17,597	66,311	83,023	113,496
Outstanding, end of period[3]	1,563,866,892	1,561,910,213	1,563,866,892	1,561,910,213
1.Net of 70,740,647 Class A shares held by the company in respect of long-term compensation agreements as at March 31, 2023 (March 31, 2022 – 72,058,294) and 62,910,220 as at December 31, 2022 (December 31, 2021 – 69,663,192).
2.Includes management share option plan and restricted stock plan.
3.Net of 71,921,167 Class A shares held by the company in respect of long-term compensation agreements as at June 30, 2023 (June 30, 2022 – 77,112,939).

90    Q2 2023 BROOKFIELD CORPORATION

Earnings Per Share
The components of basic and diluted earnings per share are summarized in the following table:

FOR THE PERIODS ENDED JUN. 30 (MILLIONS)	Three Months Ended		Six Months Ended
	2023	2022	2023	2022
Net income attributable to shareholders	$81	$590	$201	$1,949
Preferred share dividends	(41)	(37)	(82)	(74)
Net income available to shareholders	40	553	119	1,875
Dilutive impact of exchangeable shares	—	1	—	3
Net income available to shareholders including dilutive impact of exchangeable shares	$40	$554	$119	$1,878

FOR THE PERIODS ENDED JUN. 30 (MILLIONS)	Three Months Ended		Six Months Ended
	2023	2022	2023	2022
Weighted average – Class A and Class B shares	1,564.0	1,564.4	1,568.2	1,566.0
Dilutive effect of conversion of options and escrowed shares using treasury stock method and exchangeable shares of affiliate	14.4	52.7	14.6	55.9
Class A and Class B shares and share equivalents	1,578.4	1,617.1	1,582.8	1,621.9
Share-Based Compensation
The company and its consolidated subsidiaries account for stock options using the fair value method. Under the fair value method, compensation expense for stock options that are direct awards of stock is measured at fair value at the grant date using an option pricing model and recognized over the vesting period. Options issued under the company’s Management Share Option Plan (“MSOP”) generally vest over a period of up to five years, expire 10 years after the grant date, and are settled through issuance of Class A shares. The exercise price is equal to the market price at the grant date. During the three months ended June 30, 2023, the company did not grant any stock options. During the six months ended June 30, 2023, the company granted 0.7 million stock options at a weighted average exercise price of $36.37. The compensation expense was calculated using the Black-Scholes method of valuation, assuming an average 7.5-year term, 28.7% volatility, a weighted average expected dividend yield of 1.0% annually, a risk-free rate of 4.0% and a liquidity discount of 25%.
The company previously established an Escrowed Stock Plan whereby a private company is capitalized with preferred shares issued to Brookfield for cash proceeds and common shares (the “escrowed shares”) that are granted to executives. The proceeds are used to purchase Class A shares and therefore the escrowed shares represent an interest in the underlying Class A shares. The escrowed shares generally vest over five years and must be held to the fifth anniversary of the grant date. At a date no more than 10 years from the grant date, all escrowed shares held will be exchanged for a number of Class A shares issued from treasury of the company, based on the market value of Class A shares at the time of exchange. During the three months ended June 30, 2023, the company did not grant any escrowed shares. During the six months ended June 30, 2023, the company granted 2.2 million escrowed shares at a weighted average price of $36.37. The compensation expense was calculated using the Black-Scholes method of valuation, assuming an average term of 7.5-year term, 28.7% volatility, a weighted average expected dividend yield of 1.0% annually, a risk-free rate of 4.0% and a liquidity discount of 25%.
Q2 2023 Interim Report    91

13.    REVENUES
We perform a disaggregated analysis of revenues considering the nature, amount, timing and uncertainty of revenues. This includes disclosure of our revenues by segment and type, as well as a breakdown of whether revenues from goods or services are recognized at a point in time or delivered over a period of time.
a)    Revenue by Type

FOR THE THREE MONTHS ENDED JUN. 30, 2023 (MILLIONS)	Asset Management	Corporate Activities	Renewable Power and Transition	Infrastructure	Private Equity	Real Estate	Total Revenues
Revenue from contracts with customers	$1,416	$—	$1,289	$4,111	$12,815	$763	$20,394
Other revenue	1,185	50	251	243	813	732	3,274
	$2,601	$50	$1,540	$4,354	$13,628	$1,495	$23,668

FOR THE SIX MONTHS ENDED JUN. 30, 2023 (MILLIONS)	Asset Management	Corporate Activities	Renewable Power and Transition	Infrastructure	Private Equity	Real Estate	Total Revenues
Revenue from contracts with customers	$2,648	$—	$2,574	$8,199	$25,938	$1,432	$40,791
Other revenue	2,424	70	329	439	1,426	1,486	6,174
	$5,072	$70	$2,903	$8,638	$27,364	$2,918	$46,965

FOR THE THREE MONTHS ENDED JUN. 30, 2022 (MILLIONS)	Asset Management	Corporate Activities	Renewable Power and Transition	Infrastructure	Private Equity	Real Estate	Total Revenues
Revenue from contracts with customers	$1,082	$—	$1,302	$3,559	$13,959	$711	$20,613
Other revenue	998	64	38	176	622	745	2,643
	$2,080	$64	$1,340	$3,735	$14,581	$1,456	$23,256

FOR THE SIX MONTHS ENDED JUN. 30, 2022 (MILLIONS)	Asset Management	Corporate Activities	Renewable Power and Transition	Infrastructure	Private Equity	Real Estate	Total Revenues
Revenue from contracts with customers	$1,893	$—	$2,548	$6,845	$26,760	$1,504	$39,550
Other revenue	2,220	102	38	350	1,225	1,653	5,588
	$4,113	$102	$2,586	$7,195	$27,985	$3,157	$45,138
b)    Timing of Recognition of Revenue from Contracts with Customers

FOR THE THREE MONTHS ENDED JUN. 30, 2023 (MILLIONS)	Asset Management	Renewable Power and Transition	Infrastructure	Private Equity	Real Estate	Total Revenues
Goods and services provided at a point in time	$502	$37	$4	$10,149	$502	$11,194
Services transferred over a period of time	914	1,252	4,107	2,666	261	9,200
	$1,416	$1,289	$4,111	$12,815	$763	$20,394

FOR THE SIX MONTHS ENDED JUN. 30, 2023 (MILLIONS)	Asset Management	Renewable Power and Transition	Infrastructure	Private Equity	Real Estate	Total Revenues
Goods and services provided at a point in time	$917	$95	$4	$20,726	$937	$22,679
Services transferred over a period of time	1,731	2,479	8,195	5,212	495	18,112
	$2,648	$2,574	$8,199	$25,938	$1,432	$40,791

FOR THE THREE MONTHS ENDED JUN. 30, 2022 (MILLIONS)	Asset Management	Renewable Power and Transition	Infrastructure	Private Equity	Real Estate	Total Revenues
Goods and services provided at a point in time	$339	$57	$—	$11,977	$456	$12,829
Services transferred over a period of time	743	1,245	3,559	1,982	255	7,784
	$1,082	$1,302	$3,559	$13,959	$711	$20,613

FOR THE SIX MONTHS ENDED JUN. 30, 2022 (MILLIONS)	Asset Management	Renewable Power and Transition	Infrastructure	Private Equity	Real Estate	Total Revenues
Goods and services provided at a point in time	$541	$96	$—	$23,030	$988	$24,655
Services transferred over a period of time	1,352	2,452	6,845	3,730	516	14,895
	$1,893	$2,548	$6,845	$26,760	$1,504	$39,550
92    Q2 2023 BROOKFIELD CORPORATION

14.    FAIR VALUE CHANGES
Fair value changes recorded in net income represent gains or losses arising from changes in the fair value of assets and liabilities, including derivative financial instruments, accounted for using the fair value method and are comprised of the following:

FOR THE PERIODS ENDED JUN. 30 (MILLIONS)	Three Months Ended		Six Months Ended
	2023	2022	2023	2022
Investment properties	$224	$567	$778	$2,413
Transaction related expenses, net of income	(88)	(156)	(422)	(229)
Financial contracts	144	(46)	227	(30)
Impairment and provisions	(73)	38	(132)	21
Other fair value changes	(145)	(800)	(351)	(792)
	$62	$(397)	$100	$1,383
Q2 2023 Interim Report    93

Shareholder Information

Shareholder Enquiries
Shareholder enquiries should be directed to our Investor Relations group at:
Brookfield Corporation
Brookfield Place, 181 Bay Street, Suite 100
Toronto, Ontario M5J 2T3
T: 416-363-9491 or toll free in North America: 1-866-989-0311
E: bn.enquiries@brookfield.com
www.bn.brookfield.com
Shareholder enquiries relating to dividends, address changes and share certificates should be directed to our Transfer Agent:
TSX Trust Company
301 - 100 Adelaide Street West
Toronto, ON M5H 4H1
T: 1-800-387-0825 (North America)
    416-682-3860 (outside North America)
F: 1-888-249-6189 (North America)
    514-985-8843 (outside North America)
E: shareholderinquiries@tmx.com
www.tsxtrust.com

Investor Relations and Communications
We are committed to informing our shareholders of our progress through our comprehensive communications program which includes publication of materials such as our annual report, quarterly interim reports and news releases. We also maintain a website that provides ready access to these materials, as well as statutory filings, stock and dividend information and other presentations.

Meeting with shareholders is an integral part of our communications program. Directors and management meet with Brookfield’s shareholders at our annual meeting and are available to respond to questions. Management is also available to investment analysts, financial advisors and media.

The text of our 2022 Annual Report is available in French on request from the company and is filed with and available through SEDAR+ at www.sedarplus.ca.

Dividends
The quarterly dividend payable on Class A shares is declared in U.S. dollars. Registered shareholders who are U.S. residents receive their dividends in U.S. dollars, unless they request the Canadian dollar equivalent. Registered shareholders who are Canadian residents receive their dividends in the Canadian dollar equivalent, unless they request to receive dividends in U.S. dollars. The Canadian dollar equivalent of the quarterly dividend is based on the Bank of Canada daily average exchange rate exactly two weeks (or 14 days) prior to the payment date for the dividend.

Dividend Reinvestment Plan
The Corporation has a Dividend Reinvestment Plan which enables registered holders of Class A Shares who are resident in Canada and the U.S. to receive their dividends in the form of newly issued Class A shares.

Registered shareholders of our Class A shares who are resident in the United States may elect to receive their dividends in the form of newly issued Class A shares at a price equal to the volume-weighted average price (in U.S. dollars) at which board lots of Class A Shares have traded on the New York Stock Exchange based on the average closing price during each of the five trading days immediately preceding the relevant Investment Date[1] on which at least one board lot of Class A Shares has traded, as reported by the New York Stock Exchange (the “NYSE VWAP”).

Registered shareholders of our Class A shares who are resident in Canada may also elect to receive their dividends in the form of newly issued Class A shares at a price equal to the NYSE VWAP multiplied by an exchange factor which is calculated as the average of the daily average exchange rates as reported by the Bank of Canada during each of the five trading days immediately preceding the relevant Investment Date.

Our Dividend Reinvestment Plan allows current shareholders of the Corporation who are resident in Canada and the United States to increase their investment in the Corporation free of commissions. Further details on the Dividend Reinvestment Plan and a Participation Form can be obtained from our Toronto office, our transfer agent or from our website.

Stock Exchange Listings
	Symbol	Stock Exchange
Class A Limited Voting Shares	BN	New York
	BN	Toronto
Class A Preference Shares
Series 2	BN.PR.B	Toronto
Series 4	BN.PR.C	Toronto
Series 13	BN.PR.K	Toronto
Series 17	BN.PR.M	Toronto
Series 18	BN.PR.N	Toronto
Series 24	BN.PR.R	Toronto
Series 26	BN.PR.T	Toronto
Series 28	BN.PR.X	Toronto
Series 30	BN.PR.Z	Toronto
Series 32	BN.PF.A	Toronto
Series 34	BN.PF.B	Toronto
Series 36	BN.PF.C	Toronto
Series 37	BN.PF.D	Toronto
Series 38	BN.PF.E	Toronto
Series 40	BN.PF.F	Toronto
Series 42	BN.PF.G	Toronto
Series 44	BN.PF.H	Toronto
Series 46	BN.PF.I	Toronto
Series 48	BN.PF.J	Toronto
Series 51	BN.PF.K	Toronto
Series 52	BN.PF.L	Toronto

1 “Investment Date” means each dividend payment date upon which cash dividends paid on all Class A Shares registered in the name of a shareholder, net of any applicable withholding taxes, are reinvested.

Dividend Record and Payment Dates
Security[1]	Record Date[2]	Payment Date[3]
Class A and Class B shares	Last day of February, May, August and November	Last day of March, June, September and December
Class A Preference shares
Series 2, 4, 13, 17, 18, 24, 26, 28, 30
32, 34, 36, 37, 38, 40, 42, 44, 46 and 48	15th day of March, June, September and December	Last day of March, June, September and December
Series 51	Last day of each month	12th day of following month
Series 52	15th day of January, April, July and October	First day of February, May, August and November
1.    All dividend payments are subject to declaration by the Board of Directors.
2.    If the Record Date is not a business day, the Record Date will be the previous business day.
3.    If the Payment Date is not a business day, the Payment Date will be the previous business day.

94    Q2 2023 BROOKFIELD CORPORATION

Board of Directors and Officers
BOARD OF DIRECTORS

M. Elyse Allan, C.M. Former President and Chief Executive Officer, General Electric Canada Company Inc. and former Vice-President, General Electric Company	Janice Fukakusa, C.M., F.C.P.A., F.C.A. Former Chief Administrative Officer and Chief Financial Officer, Royal Bank of Canada	Rafael Miranda Former Chief Executive Officer, Endesa, S.A.
Jeffrey M. Blidner Vice Chair, Brookfield Corporation	Maureen Kempston Darkes, O.C., O.ONT. Former President, Latin America, Africa and Middle East, General Motors Corporation	Lord O’Donnell Chair, Frontier Economics Ltd.
Angela F. Braly Former Chair of the Board, President and Chief Executive Officer, WellPoint, Inc. (now known as Elevance Health, Inc.)	Brian D. Lawson Vice Chair, and former Chief Financial Officer, Brookfield Corporation	Hutham S. Olayan Chair of The Olayan Group and former President and CEO of Olayan America
Jack L. Cockwell, C.M. Chair, Brookfield Partners Foundation	Howard S. Marks Co-chair, Oaktree Capital Group, LLC	Diana L. Taylor Former Superintendent of Banks for the State of New York and investment banker
Bruce Flatt Chief Executive Officer, Brookfield Corporation and Brookfield Asset Management Ltd.	Hon. Frank J. McKenna, P.C., O.C., O.N.B. Chair, Brookfield Corporation and Deputy Chair, TD Bank Group
Details on Brookfield’s directors are provided in the Management Information Circular and on Brookfield’s website at www.brookfield.com.

CORPORATE OFFICERS
Bruce Flatt, Chief Executive Officer
Nicholas Goodman, President and Chief Financial Officer

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Brookfield incorporates sustainable development practices within our corporation.
This document was printed in Canada using vegetable-based inks on FSC® stoc
Q2 2023 Interim Report    95

BROOKFIELD CORPORATION

Brookfield.com

NYSE: BN
TSX: BN

BROOKFIELD CORPORATE OFFICES

United States

Brookfield Place
250 Vesey Street
15th Floor
New York, NY
10281-0221
+1.212.417.7000

Canada

Brookfield Place
181 Bay Street, Suite 100
Bay Wellington Tower
Toronto, ON M5J 2T3
+1.416.363.9491

United Kingdom

One Canada Square
Level 25
Canary Wharf
London E14 5AA
+44.20.7659.3500

Australia

Brookfield Place
Level 19
10 Carrington Street
Sydney, NSW 2000
+61.2.9158.5100

Brazil

Avenida das Nações Unidas, 14.261
Edifício WT Morumbi
Ala B - 20º andar
Morumbi - São Paulo - SP
CEP 04794-000
+55 (11) 2540.9150

United Arab Emirates

Level 24, ICD Brookfield Place
Al Mustaqbal Street, DIFC
P.O. Box 507234
Dubai
+971.4.597.0100

India

Unit 1
4th Floor, Godrej BKC
Bandra Kurla Complex
Mumbai 400 051
+91.22.6600.0700

China

Unit 01, 11F
Tower C, One East
No. 768 South Zhongshan 1st Road
Huangpu District, Shanghai
200023
+86.21.2306.0700

OAKTREE CORPORATE OFFICES

United States

333 South Grand Avenue
28th Floor
Los Angeles, CA 90071
+1.213.830.6300

United States

1301 Avenue of the Americas
34th Floor
New York, NY 10019
+1.212.284.1900

United Kingdom

Verde
10 Bressenden Place
London SW1E 5DH
+44.20.7201.4600

Hong Kong

Suite 2001, 20/F
Champion Tower
3 Garden Road
Central
+852.3655.6800

REGIONAL OFFICES (BROOKFIELD & OAKTREE)

North America

Bermuda
Brentwood
Calgary
Chicago
Houston
Los Angeles
Stamford
Vancouver

South America

Bogotá
Lima

Europe / UAE

Amsterdam
Dublin
Frankfurt
Helsinki
Luxembourg
Paris
Madrid
Dubai

Asia Pacific

Sydney
Beijing
Hong Kong
Shanghai
Seoul
Singapore
Tokyo